Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

AMERICAS SILVER CORPORATION

- and -

R MERGER SUB, INC.

- and -

PERSHING GOLD CORPORATION

September 28, 2018

AGREEMENT AND PLAN OF MERGER

TABLE OF CONTENTS

Article 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Currency	20
1.3	Interpretation Not Affected by Headings	20
1.4	Extended Meanings, Etc.	21
1.5	Date of any Action; Computation of Time	21
1.6	Schedules	22

Article 2 THE MERGER		22

2.1	The Merger	22
2.2	Implementation Steps by the Company	24
2.3	Implementation Steps by the Purchaser	24
2.4	Effect of the Merger on Capital Stock	24
2.5	Exchange Procedures	26
2.6	Adjustments	28
2.7	Company Proxy Statement and Form F-4 Registration Statement	28
2.8	Company and Purchaser Meetings	32
2.9	List of Securityholders	35
2.10	Securityholder Communications	36
2.11	Company Options	37
2.12	Company RSUs	37
2.13	Company Warrants	37
2.14	Payment of Consideration	38
2.15	Withholding Taxes	38
2.16	Dissenting Shareholders	38

Article 3 REPRESENTATIONS AND WARRANTIES		39

3.1	Representations and Warranties of the Company	39
3.2	Representations and Warranties of the Purchaser and Acquireco	40
3.3	Survival of Representations and Warranties	40

Article 4 COVENANTS		40

4.1	Covenants of the Company	40
4.2	Access to Information	48
4.3	Covenants of the Company in respect of the Merger	49
4.4	Covenants of the Purchaser in Respect of the Merger	50
4.5	Covenants of Purchaser Regarding Conduct of Business	51
4.6	Mutual Covenants	54
4.7	Covenants Related to Regulatory Approvals	55
4.8	Resignations of Board and Senior Management	57
4.9	Indemnification and Insurance	58
4.10	Intentionally Omitted.	58
4.11	Control of Business	58
4.12	Tax Treatment of the Merger	58

Article 5 ADDITIONAL AGREEMENTS		59

5.1	Company Acquisition Proposals	59
5.2	Company Termination Fee	65
5.3	Reserved.	67
5.4	Other Expenses	67

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Article 6 TERMINATION		67

6.1	Termination	67
6.2	Void upon Termination	69
6.3	Notice and Cure Provisions	70

Article 7 CONDITIONS PRECEDENT		71

7.1	Mutual Conditions Precedent	71
7.2	Additional Conditions Precedent to the Obligations of the Company	72
7.3	Additional Conditions Precedent to the Obligations of the Purchaser	73

Article 8 GENERAL		75

8.1	Notices	75
8.2	Notices deemed given	76
8.3	Assignment	77
8.4	Benefit of Agreement	77
8.5	Third Party Beneficiaries	77
8.6	Time of Essence	77
8.7	Public Announcements	77
8.8	Anti-Takeover Statutes	78
8.9	Section 16 Matters	78
8.10	Governing Law; Attornment	78
8.11	Entire Agreement	79
8.12	Amendment	80
8.13	Waiver and Modifications	80
8.14	Severability	81
8.15	Mutual Interest	81
8.16	Further Assurances	81
8.17	Remedies	82
8.18	Injunctive Relief	82
8.19	No Personal Liability	82
8.20	Waiver of Jury Trial	82
8.21	Counterparts	83

Schedule A	ARTICLES OF INCORPORATION	A-1
Schedule B-1	MERGER RESOLUTION	B-1-1
Schedule B-2	PURCHASER MEETING RESOLUTIONS	B-2-1
Schedule C-1	FORM OF COMPANY SUPPORT AGREEMENT	C-1-1
Schedule C-2	FORM OF PURCHASER SUPPORT AGREEMENT	C-2-1
Schedule D	PURCHASER PREFERRED STOCK TERMS	D-1
Schedule E	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	E-1
Schedule F	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND ACQUIRECO	F-1
Schedule G	RETENTION AGREEMENTS	G-1

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT dated September 28, 2018.

BETWEEN

Americas Silver Corporation, a corporation incorporated under the Canada Business Corporations Act

(the “Purchaser”)

- and -

R Merger Sub, Inc., a corporation existing under the Laws of the State of Nevada

(“Acquireco”)

- and -

Pershing Gold Corporation, a corporation existing under the Laws of the State of Nevada

(the “Company”).

WHEREAS:

A.	Acquireco is a wholly-owned subsidiary of the Purchaser established for the purposes of participating in the transactions described herein, including the Merger (as defined herein);

B.	Pursuant to the Merger and as provided in this Agreement, Acquireco proposes to acquire all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”) and all of the outstanding shares of the Company’s Series E convertible preferred stock, par value $0.0001 per share (the “Company Preferred Stock”) and the Parties intend that Acquireco be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

C.	The board of directors of the Company (the “Company Board”) has unanimously: (a) determined that it is in the best interests of the Company and the Company Stockholders (as defined herein), and declared it advisable, to enter into this Agreement with the Purchaser and Acquireco; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the Company Stockholders; in each case, in accordance with the Laws of the State of Nevada;

D.	The board of directors of the Acquireco (the “Acquireco Board”) has unanimously: (a) determined that it is in the best interests of Acquireco and the Purchaser, as its sole stockholder, and declared it advisable, to enter into this Agreement; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the Purchaser, as its sole stockholder; in each case, in accordance with the Laws of the governing jurisdictions;

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E.	The board of directors of the Purchaser (the “Purchaser Board”) has unanimously: (a) determined that it is in the best interests of Purchaser and its shareholders and declared it advisable, to enter into this Agreement; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; in each case, in accordance with the Laws of the governing jurisdictions; and

F.	The Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and the Debenture and also to prescribe certain terms and conditions to the Merger.

NOW THEREFORE in consideration of the foregoing and of the representations, warranties, covenants and agreements herein contained, the Parties, intending to be legally bound, agree as follows:

Article 1

INTERPRETATION

1.1	Definitions

In this Agreement including the Schedules and recitals hereto, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith the following terms shall have the following meanings and grammatical variations thereof shall have the respective corresponding meanings:

“Aboriginal Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Aboriginal Peoples with respect to Aboriginal title, Aboriginal rights, treaty rights or any other Aboriginal interest;

“Aboriginal Information” means any and all written documents or electronic and other communications and any oral communications respecting Aboriginal Claims, the issuance of any Permit that involves Aboriginal Claims and the duty to consult Aboriginal Peoples;

“Aboriginal Peoples” means any aboriginal peoples of the United States or Mexico, including Native Americans, including any Tribes in Nevada, and any group of aboriginal peoples, including Tribal Councils;

“ACA” has the meaning ascribed thereto in Section 1.10(j) of Schedule E;

“Acceptable Confidentiality Agreement” means, with respect to the Company, with respect to any third party (other than the Purchaser) a confidentiality agreement between the Company and such third party that, taken as a whole, is substantially similar to, and no less favourable to the Company than the Confidentiality Agreement (including with respect to standstill provisions).

“Acquireco” has the meaning ascribed thereto in the preamble;

“Acquireco Board” has the meaning ascribed thereto in the recitals;

“Acquireco Common Stock” has the meaning ascribed thereto in Section 2.4(f);

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“Acquisition Agreement” means any letter of intent, term sheet, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Company Acquisition Proposal, but does not include an Acceptable Confidentiality Agreement;

“affiliate” means, as to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), when used with respect to a specific person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through a substantial or majority ownership of voting securities, by Contract or otherwise;

“Agreement” means this Agreement (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Antitrust Laws” means together, the HSR Act and any other Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition;

“Articles of Merger” has the meaning ascribed thereto in Section 2.1(d);

“Book-Entry Share” has the meaning ascribed thereto in Section 2.4(e);

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario, New York, New York or Denver, Colorado are authorized or required by applicable Law or other governmental action to be closed;

“Canadian Securities Authorities” means the securities commissions or similar securities regulatory authority in each of the provinces and territories of Canada;

“Canadian Securities Laws” means all applicable Canadian provincial and territorial securities legislation, and the rules and regulations thereunder, together with all applicable published instruments, notices and orders of the Canadian Securities Authorities and the rules and policies of the TSX;

“Capitalization Date” has the meaning ascribed thereto in Section 1.2(a) of ;

“Certificate” has the meaning ascribed thereto in Section 2.4(e);

“Certificate of Designation” means the Certificate of Designation of Series E Convertible Preferred Stock of the Company dated August 7, 2013;

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601, et seq.;

“CFIUS” means the Committee on Foreign Investment in the United States;

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“CFIUS Approval” means: (i) the Purchaser and the Company shall have received a written notification from CFIUS that it has determined that (A) the transaction contemplated by this Agreement (including the Merger) is not a covered transaction under Section 721; or (B) it has concluded its review (and any applicable investigation) under Section 721 and has determined that there are no unresolved national security concerns with respect to the transaction contemplated by this Agreement (including the Merger), (ii) the parties shall have received a decision by the President of the United States not to suspend, restrict, prohibit or otherwise place any conditions on the transactions contemplated by this Agreement, or (iii) the President of the United States, having received a report from CFIUS, has not taken any action within 15 days after having received such report;

“Charter Documents” means the articles of incorporation (including certificate of designations), by-laws, or like constating or organizational documents, each as amended to date;

“Closing” has the meaning ascribed thereto in Section 2.1(b);

“Closing Date” has the meaning ascribed thereto in Section 2.1(c);

“COBRA” means the United States Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 through 607, inclusive of ERISA;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without the payment of a material amount of money or the incurrence of any material liability, expense or obligation;

“Common Stock Consideration” has the meaning ascribed thereto in Section 2.4(a);

“Company” has the meaning ascribed thereto in the preamble;

“Company 2010 Equity Incentive Plan” means the Company’s 2010 Equity Incentive Plan dated September 20, 2010;

“Company 2012 Equity Incentive Plan” means the Company’s 2012 Equity Incentive Plan dated February 9, 2012;

“Company 2013 Equity Incentive Plan” means the Company’s 2013 Equity Incentive Plan dated February 12, 2013, as amended on October 7, 2016, and as amended and restated on April 29, 2018;

“Company Acquisition Proposal” means, at any time after the entering into of this Agreement, whether or not in writing and whether in a single transaction or in a series of related transactions, any proposal or offer, or public announcement of an intention to make a proposal or offer with respect to:

(a)	any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons other than the Purchaser (or any affiliate of the Purchaser) beneficially owning shares of Company Stock (or securities convertible into or exchangeable or exercisable for shares of Company Stock) representing 20% or more of the shares of Company Stock then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for shares of Company Stock);

(b)	any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of the Company or any of its subsidiaries;

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(c)	any direct or indirect acquisition by any person or group of persons of any assets of the Company or one or more of the Company’s subsidiaries which represents individually or in the aggregate 20% or more of the consolidated assets of the Company;

(d)	any direct or indirect sale, issuance or acquisition of voting or equity interests in one or more of the Company’s subsidiaries (including shares or other equity interest of subsidiaries) that constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole), based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record; or

(e)	any direct or indirect sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect as (a) to (d) above, whether in a single transaction or a series of related transactions by the Company or any of its subsidiaries;

in each case, excluding the Merger and the other transactions contemplated by this Agreement;

“Company Balance Sheet Date” means December 31, 2017;

“Company Board” has the meaning ascribed thereto in the recitals;

“Company Board Fairness Opinion” means the opinion of the Company Board Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Merger Consideration to be received by the Company Stockholders under the Merger is fair, from a financial point of view, to the Company Stockholders;

“Company Board Financial Advisor” means Canaccord Genuity Corp.;

“Company Budget” means the monthly Company budget and plan from October 1, 2018 through March 31, 2019, as attached as Schedule 1.1 of the Company Disclosure Letter;

“Company Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c);

“Company Common Stock” has the meaning ascribed thereto in the recitals;

“Company Common Stockholder” means a holder of one or more shares of Company Common Stock;

“Company Contractor” has the meaning ascribed thereto in Section 1.10(k) of Schedule E;

“Company Diligence Information” means, collectively, the materials posted on the Data Site as of 5:00 p.m. (Denver time) on September 27, 2018;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to and accepted by the Purchaser prior to the execution of this Agreement;

“Company Employee” has the meaning ascribed thereto in Section 1.10(k) of Schedule E;

“Company Equity Incentive Plans” means the Company 2010 Equity Incentive Plan, the Company 2012 Equity Incentive Plan, the Company 2013 Equity Incentive Plan and the Company Individual Equity Incentive Plans;

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“Company Equity Securities” has the meaning ascribed thereto in Section 1.2(b)(vi) of Schedule E;

“Company Financial Statements” has the meaning ascribed thereto in Section 1.7(a)(i) of Schedule E;

“Company Individual Equity Incentive Plans” means the option agreements entered into individually with certain recipients, including those incorporating the terms of the Company 2012 Equity Incentive Plan;

“Company Information Security” has the meaning ascribed thereto in Section 1.18(a) of Schedule E;

“Company Insurance Policies” has the meaning ascribed thereto in Section 1.20(a) of Schedule E;

“Company Key Regulatory Approvals” has the meaning ascribed thereto in Section 1.4(a) of Schedule E;

“Company Leased Claims” has the meaning ascribed thereto in Section 1.15(d) of Schedule E;

“Company Leased Real Property” has the meaning ascribed thereto in Section 1.14(a)(ii) of Schedule E;

“Company Material Adverse Effect” means any result, fact, change, condition, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, conditions, effects, events, circumstances, occurrences or developments, has a material and adverse effect on the current or future business, operations, results of operations, assets or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, whether before or after giving effect to the transactions contemplated by this Agreement, but shall not include any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change in general political, economic or financial or capital market conditions in Canada or the United States;

(b)	any outbreak or escalation of war or any act of terrorism;

(c)	general conditions in the industry in which the Company and its subsidiaries operate;

(d)	any natural disasters or acts of God;

(e)	any change in Laws;

(f)	any change affecting securities or commodity markets in general;

(g)	any change relating to currency exchange, interest rates or rates of inflation;

(h)	any change in U.S. GAAP;

(i)	the announcement of the execution of this Agreement or of the transactions contemplated hereby (including changes in the market price of the Company’s securities);

(j)	matters disclosed to the Purchaser in the Company Disclosure Letter; or

(k)	actions required to be taken by the Company under this Agreement,

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provided, however, the exclusion resulting from operation of each of clauses (a) through (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein primarily relate to the Company and its subsidiaries, taken as a whole, or materially disproportionately adversely affect the Company and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which the Company and its subsidiaries operate; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Company Material Adverse Effect has occurred;

“Company Material Contract” has the meaning ascribed thereto in Section 1.11(a) of Schedule E;

“Company Meeting” means the special meeting of the Company Stockholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Merger Resolution;

“Company Operations” has the meaning ascribed thereto in Section 1.14(a)(viii) of Schedule E;

“Company Optionholder” means a holder of one or more Company Options;

“Company Options” means, at any time, options to acquire shares of Company Common Stock granted pursuant to the Company Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Company Owned Real Property” has the meaning ascribed thereto in Section 1.14(a)(i) of Schedule E;

“Company Permits” means all Permits, licenses, registrations, variances, consents, commissions, franchises, exemptions, Orders, clearances, authorizations and approvals from Governmental Authorities owned or held by the Company and its subsidiaries required to conduct their businesses or to use and occupy each Company Property for the business currently being conducted thereon;

“Company Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to U.S. GAAP have been made in respect thereof), (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to U.S. GAAP have been made in respect thereof), (c) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such person’s businesses, (e) any right of way or easement related to public roads and highways, which does not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such person’s businesses; (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (g) any reservations or exceptions contained in the original grants of land (excluding any royalties) or by applicable statute or the terms of any lease in respect of any portion of the Company Properties or comprising any portion of the Company Properties; (h) minor discrepancies in the legal description or acreage of or associated with the Company Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Company Properties for the purpose of conducting and carrying out mining operations thereon; (i) Liens or other rights granted by the Company or any of its subsidiaries to secure performance of statutory obligations or regulatory requirements (including reclamation obligations); (j) equipment leases or purchase money security interests; (k) the existing royalties as specified in Section 1.14(iii) of Schedule E; (l) in the case of Unpatented Claims, the paramount title of the United States, and the obligations under the General Mining Law of 1872 and regulations pertaining to the same, and the various regulations of the United States Forest Service and the Bureau of Land Management, as well as the various Company Permits, and any rights of third parties to use the surface or subsurface of the lands covered by the Unpatented Claims pursuant to the Multiple Mineral Development Act of 1954 and the Surface Resources and Multiple Use Act of 1955; (m) Liens as a result of any judgment or order rendered or claim filed against a person which is being contested in good faith by proper legal proceedings (and as to which any enforcement proceedings shall have been suspended by operation of law or stayed pending an appeal or other proceeding) and for which appropriate reserves in accordance with U.S. GAAP have been established to the extent required by U.S. GAAP; (n) any rights of set-off with respect to any deposit account of the Company or any of its subsidiaries in favour of the financial institution at which such deposit account is maintained and not constituting a financing transaction; and (o) any other Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets or properties to which they relate;

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“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors, independent contractors or consultants, that is: (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA); (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA); (iii) a stock option, stock purchase, restricted stock, stock appreciation right, restricted stock unit, dividend equivalent or other stock-based agreement, program or plan; or (iv) a bonus, incentive, deferred compensation, savings, profit-sharing, pension, retirement, cash balance, post-retirement, vacation, severance or termination pay, medical, dental, vision or other health, short- or long-term disability, life, long term care, employee assistance, education, relocation, benefit or fringe-benefit plan, program, policy, or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its subsidiaries or to which the Company or any of its subsidiaries contributes or is obligated to contribute to or has or may have any liability;

“Company Preferred Stock” has the meaning ascribed thereto in the recitals;

“Company Preferred Stockholder” means a holder of one or more shares of Company Preferred Stock;

“Company Properties” has the meaning ascribed thereto in Section 1.14(a)(ii) of Schedule E;

“Company Proxy Statement” means the notice of meeting of stockholders and accompanying Company proxy statement (including all schedules, appendices and exhibits thereto) to be sent to Company Stockholders in connection with the Company Meeting, including any amendments or supplements thereto in accordance with the terms of this Agreement;

“Company Public Disclosure Record” means all documents filed or furnished under applicable Securities Laws by or on behalf of the Company on SEDAR or EDGAR between January 1, 2017 and the date hereof;

“Company Real Property Leases” has the meaning ascribed thereto in Section 1.14(a)(v) of Schedule E;

“Company Recommendation” has the meaning ascribed thereto in Section 4.3(a)(i)(C);

“Company Restricted Stock” means, at any time, then outstanding restricted shares of common stock issued by the Company;

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“Company RSU Holder” means a holder of any Company RSUs;

“Company RSUs” means, at any time, restricted stock units (including performance-vested restricted stock units) awarded under the Company Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Company SAR” means a stock appreciation right of the Company.

“Company Significant Shareholders” means, collectively, Barry Honig, his controlled companies and trusts and each of them a “Company Significant Shareholder”;

“Company Significant Shareholder Support Agreements” means the voting and support agreements, dated effective on or before the date hereof between the Purchaser and each of the Company Significant Shareholders, in form and substance satisfactory to the Purchaser, which agreements provide that such shareholder shall, among other things:

(a)	vote all Company Common Stock and Company Preferred Stock, which they are the registered or beneficial holder or over which they have control or direction, in favour of the Merger; and

(b)	not dispose of their securities of the Company, except pursuant to the Merger;

“Company Stock” means the Company Common Stock and Company Preferred Stock;

“Company Stockholder” means the Company Common Stockholders and Company Preferred Stockholders;

“Company Superior Proposal” means an unsolicited Company Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Purchaser and its affiliates) that:

(a)	is to acquire:

(i)	all of the outstanding shares of Company Stock (on a fully diluted basis), other than shares of Company Stock beneficially owned by the person making such Acquisition Proposal; or

(ii)	all or substantially all of the assets of the Company on a consolidated basis;

(b)	complies with Securities Laws and other applicable Laws;

(c)	did not result from a breach of Article 5;

(d)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(e)	is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition;

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(f)	the Company Board or a committee thereof has determined in good faith, and after consultation with its financial advisors and outside legal counsel, that such Company Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Stockholders from a financial point of view than the Merger (taking into account any amendment proposed to be made to this Agreement by the Purchaser in accordance with the terms of Article 5) and the failure to recommend such Company Acquisition Proposal would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g)	the Company Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory, anticipated timing, conditions (including the availability of funds or other consideration necessary for the consummation of such Company Acquisition Proposal and prospects for completion of such Company Acquisition Proposal) and other aspects of such Company Acquisition Proposal and the person making such Company Acquisition Proposal; and

(h)	if the Company does not have sufficient funds that are immediately available to pay the Company Termination Fee and repay any amount payable under the Debenture, the terms of such Company Superior Proposal provide that the maker of such Company Superior Proposal will advance or otherwise provide to the Company the cash required in order to pay the Company Termination Fee and amounts payable under the Debenture prior to the date on which such Company Termination Fee and Debenture repayment is to be paid.

“Company Support Agreements” means the voting and support agreements, dated effective on or before the date hereof between the Purchaser and each of the Directors and each of the Named Executive Officers in substantially the form attached hereto as Schedule C-1, which agreements provide that such director, officer and/or shareholder shall, among other things:

(a)	vote all Company Common Stock and Company Preferred Stock which they are the registered or beneficial holder or over which they have control or direction, in favour of the Merger; and

(b)	not dispose of their securities of the Company, except pursuant to the Merger;

“Company Technical Report” means the technical report filed on SEDAR by the Company titled “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” with an effective date of May 24, 2018;

“Company Termination Fee” has the meaning ascribed thereto in Section 5.2(b);

“Company Termination Fee Event” has the meaning ascribed thereto in Section 5.2(a);

“Company Unpatented Claims” has the meaning ascribed thereto in Section 1.15(b) of Schedule E;

“Company Voting Debt” has the meaning ascribed thereto in Section 1.2(c) of Schedule E;

“Company Warrantholder” means a holder of one or more Company Warrants;

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“Company Warrants” means, at any time, warrants to acquire shares of Company Stock, which are, at such time, outstanding and unexercised;

“Company Water Rights” has the meaning ascribed thereto in Section 1.15(h) of Schedule E;

“Confidentiality Agreement” means the non-disclosure and standstill agreement dated as of September 28, 2017, as amended, between the Company and the Purchaser;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which the Company, or any of its subsidiaries, is a party or by which the Company, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Data Room Information” means, with respect to the Company, the information and documents listed in the index of documents contained in the Data Site attached to the Company Disclosure Letter;

“Data Site” means, with respect to the Company, the material contained in the virtual data room “PGLC Data Room” powered by Firmex Inc., the index of documents of which is appended to the Company Disclosure Letter;

“Debenture” means that certain secured convertible debenture with an effective date on or about October 1, 2018, by and between the Purchaser and the Company pursuant to which the Purchaser will make available to the Company a secured convertible loan in the aggregate principal amount of up to $4.0 million;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing shares of Company Stock for the Merger Consideration in connection with the Merger;

“Directors” means each of the directors of the Company;

“EDGAR” means the system for Electronic Data Gathering, Analysis and Retrieval maintained by the SEC;

“Effective Time” has the meaning ascribed thereto in Section 2.1(d);

“Enforceability Limitations” means the effect of bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or remedies and the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), and the discretion of the court before which a proceeding is brought;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Authorizations” means certificates of authorization, authorizations, Permits, consents, agreements (including any sewer surcharge agreement), instructions, directions or registrations issued, granted, conferred or required by any Government Authorities with respect to any Environmental Laws.

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“Environmental Laws” means Laws relating to reclamation or restoration of property; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public health and safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, to air, surface water and groundwater; and all other Laws relating to manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances or wastes;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means, with respect to any person, any other person that, together with such first person, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code;

“Exchange Ratio” has the meaning ascribed thereto in Section 2.4(c);

“Exchanges” means, collectively, the TSX, NYSE American, and the NASDAQ;

“Fair Market Value” means the closing price of the Company Common Stock, or Purchaser Shares, as the case may be, on the last trading day prior to the date on which Fair Market Value is to be determined;

“Galena Complex” means the property that is subject of the Americas Silver Corporation Technical Report on the Galena Complex, Shoshone County, Idaho, USA” with an effective date of December 23, 2016;

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NYSE American, the NASDAQ or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing (including, without limitation, CFIUS);

“Hazardous Substances” means any element, waste or other substance, including an odour, a sound or a vibration, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Laws pertaining to health and safety or Environment Laws, including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, equipment and material containing polychlorinated biphenyls, mould, asbestos, asbestos-containing material, urea-formaldehyde and urea-formaldehyde-containing material;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee and the former Standing Interpretations Committee;

“Indemnified Party” and “Indemnified Parties” have the meanings ascribed thereto in Section 4.9(a);

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“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases (including assay), data collections, and drawings; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; (f) Internet domain name registrations; and (g) other intellectual property and related proprietary rights;

“Intervening Event” means a material event, fact, circumstance, development or occurrence that was not known to or by the Company Board, as of or prior to the date hereof (or if known, the magnitude or material consequences of which were not reasonably foreseeable by the Company Board as of or prior to the date hereof), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known if not reasonably foreseeable by the Company Board prior to the date hereof) to or by the Company Board prior to the Company Meeting; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute an Intervening Event: (a) the receipt, existence, or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Acquisition Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the Company Common Stock or Purchaser Shares (provided, however, that the exception to this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); (c) the fact that the Company meets or exceeds any internal or published forecasts or projections for any period; (d) the reasonably foreseeable consequences of the announcement of this Agreement; (e) or any event, fact or circumstance relating to or involving the Purchaser;

“Intervening Event Notice” has the meaning ascribed thereto in Section 5.1(l)5.1(l);

“Intervening Event Notice Period” has the meaning ascribed thereto in Section 5.1(l);

“IRS” means the United States Internal Revenue Service;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity;

“Key Consents” means those consents, approvals and notices required from any or to third party under any Contracts or as otherwise required to proceed with the transactions contemplated by this Agreement, each as set out in Schedule 1.4(a) of the Company Disclosure Letter;

“Knowledge” means, when used with respect to an entity, the actual knowledge of any officer or director, after reasonable inquiry and, when used with respect to an individual, the actual knowledge of such individual, after reasonable inquiry;

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“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Legal Action” means claims, actions, suits, arbitrations, mediations, audits, hearings, inquiries, proceedings or investigations wheresoever commenced or prosecuted, including, without restriction, any claim, action, suit, arbitration, mediation, audit, hearing, inquiry, proceeding, notice of violation or investigation under Environmental Laws;

“Liability” means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, known or unknown, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under U.S. GAAP or IFRS);

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 4.1(k);

“Material Contract” means, with respect to the Company, Company Material Contract, and, with respect to the Purchaser, Purchaser Material Contract;

“Merger” has the meaning ascribed thereto in Section 2.1(a);

“Merger Consideration” has the meaning ascribed thereto in Section 2.4(d);

“Merger Resolution” means the special resolution approving the Merger to be considered and, if thought fit, passed by Company Common Stockholders and Company Preferred Stockholders (voting as one class) and the Company Preferred Stockholders (voting as a separate class) in accordance with the NRS 92A.120 and the Company’s Charter Documents, such resolution to be considered at the Company Meeting and to be substantially in the form and content of Schedule B-1 hereto;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, together with the Companion Policy thereto, as issued by the applicable Canadian Securities Administrators and as amended from time to time;

“Money Laundering Laws” has the meaning ascribed thereto in Section 1.5(c)(i) of Schedule E;

“Named Executive Officers” means those persons designated as such in the Company’s most recent annual Company Proxy Statement filed with the SEC;

“NASDAQ” means The Nasdaq Stock Market LLC;

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“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, together with the Companion Policy thereto, as issued by the Canadian Securities Administrators and as amended from time to time;

“NRS” means the Nevada Revised Statutes, as amended;

“NYSE American” means The NYSE American LLC;

“Officers” means the officers of the Company;

“Order” means any order, judgment, writ, assessment, decision, ruling, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Authority;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

“Outside Date” means April 1, 2019;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, variance, clearance, commission, franchise, exemption, certificate, consent, Order, grant, approval, classification, registration or other authorization (including an Environmental Authorization) of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the U.S. Exchange Act), whether or not having legal status;

“Personal Information” means information (in any form or media) that identifies or can be used to identify, directly or indirectly, an individual natural person, including “Personally Identifiable Information,” “Individually Identifiable Information,” “Personal Data” and similar terms defined in applicable Law, including the United States Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, United States state consumer protection, breach notification, social security number and data security laws, the United States Federal Trade Commission Act, the United States Privacy Act of 1974, the United States Telephone Consumer Protection Act, the United States Fair Credit Reporting Act and its state law equivalents;

“Personal Property” has the meaning ascribed thereto in Section 1.14(b)(i) of Schedule E;

“Preferred Stock Consideration” has the meaning ascribed there to in Section 2.4(d)

“Privacy Legal Requirements” has the meaning ascribed thereto in Section 1.18(c) of Schedule E;

“Property Agreements” means the leases, licenses, options, purchase and sale agreements or other instruments pursuant to which any of the mineral properties or mineral rights are held;

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“Purchaser” has the meaning specified in the preamble;

“Purchaser Balance Sheet Date” means December 31, 2017;

“Purchaser Board” has the meaning ascribed thereto in the recitals;

“Purchaser Board Fairness Opinion” means the opinion of the independent financial advisor to the Purchaser to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Merger is fair, from a financial point of view, to the Purchaser Shareholders;

“Purchaser Charter Amendment Resolution” means the special resolution to be considered and, if thought fit, passed by the Purchaser Shareholders in accordance with the CBCA and the Purchaser’s Charter Documents, such resolution to be considered at the Purchaser Meeting and to be substantially in the form and content of Schedule B-2 hereto;

“Purchaser Circular” means the notice of the Purchaser Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to Purchaser Shareholders in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time;

“Purchaser Deferred Share Unit Plan” means the Purchaser’s Deferred Share Unit Plan, dated as of July 1, 2015;

“Purchaser DSUs” means, at any time, deferred stock units awarded under the Purchaser Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Purchaser Equity Incentive Plans” means the Purchaser Stock Option Plan, the Purchaser Deferred Share Unit Plan and the Purchaser Restricted Share Unit Plan;

“Purchaser Equity Securities” has the meaning ascribed thereto in Section 1.2(b)(vi) of Schedule F;

“Purchaser Financial Statements” has the meaning ascribed thereto in Section 1.7(a)(i) of Schedule F;

“Purchaser Issuance Resolution” means the ordinary resolution to be considered and, if thought fit, passed by the Purchaser Shareholders in accordance with the rules of the TSX and the NYSE American, such resolution to be considered at the Purchaser Meeting and to be substantially in the form and content of Schedule B-2 hereto;

“Purchaser Key Regulatory Approvals” has the meaning ascribed thereto in Section 1.4(a) of Schedule F;

“Purchaser Material Adverse Effect” means any result, fact, change, condition, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, conditions, effects, events, circumstances, occurrences or developments, has a material and adverse effect on the current or future business, operations, results of operations, assets or condition (financial or otherwise) of the Purchaser and its subsidiaries, taken as a whole, whether before or after giving effect to the transactions contemplated by this Agreement, but shall not include any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from:

(a)	any change in general political, economic or financial or capital market conditions in Canada or the United States;

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(b)	any outbreak or escalation of war or any act of terrorism;

(c)	general conditions in the industry in which the Purchaser and its subsidiaries operate;

(d)	any natural disasters or acts of God;

(e)	any change in Laws;

(f)	any change affecting securities or commodity markets in general;

(g)	any change relating to currency exchange, interest rates or rates of inflation;

(h)	any change in IFRS;

(i)	the announcement of the execution of this Agreement or of the transactions contemplated hereby (including changes in the market price of the Purchaser’s securities); or

(j)	actions required to be taken by the Purchaser under this Agreement;

provided, however, the exclusion resulting from operation of each of clauses (a) through (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein primarily relate to the Purchaser and its subsidiaries, taken as a whole, or materially disproportionately adversely affect the Purchaser and its subsidiaries, taken as a whole, in comparison to other comparable persons who operate in the industry in which the Purchaser and its subsidiaries operate; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Material Contract” means any Contract that, as of the date hereof, is a “material contract” (as such term is defined pursuant to Canadian Securities Laws), whether or not filed by the Purchaser on SEDAR or EDGAR;

“Purchaser Meeting” means the special meeting of the Purchaser Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Purchaser Meeting Resolutions;

“Purchaser Meeting Resolutions” means the Purchaser Issuance Resolution and the Purchaser Charter Amendment Resolution, each substantially in the form and content of Schedule B-2 hereto;

“Purchaser Options” means, at any time, options to acquire shares of Purchaser Common Stock granted pursuant to the Purchaser Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Purchaser Preferred Share” means the preferred shares in the capital of the Purchaser having the terms set forth on Schedule D;

“Purchaser Property” has the meaning ascribed thereto in Section 1.11(c) of Schedule F;

“Purchaser Public Disclosure Record” means all documents and information filed by the Purchaser under applicable Securities Laws on SEDAR or EDGAR between January 1, 2017 and the date hereof;

“Purchaser Recommendation” has the meaning ascribed thereto in Section 4.4(a)(i)(c);

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“Purchaser Restricted Share Unit Plan” means the Purchaser’s Restricted Share Unit Plan, dated as of January 30, 2015, as amended and restated on February 23, 2016;

“Purchaser RSUs” means, at any time, restricted stock units (including performance-vested restricted stock units) awarded under the Purchaser Equity Incentive Plans, which are, at such time, outstanding and unexercised, whether or not vested;

“Purchaser Shareholder” means a holder of one or more shares of the Purchaser Shares;

“Purchaser Shares” means the common shares in the capital of the Purchaser;

“Purchaser Stock Option Plan” means the Scorpio Mining Corporation Amended and Restated Stock Option Plan, dated as of January 30, 2015;

“Purchaser Support Agreements” means the voting and support agreements, dated effective on or before the date hereof between the Company and each of the directors and executive officers of Purchaser, in substantially the form attached hereto Schedule C-2, which agreements provide that such director or executive officer shall, among other things,

(a)	vote all Purchaser Shares which they are the registered or beneficial holder or over which they have control or direction, in favour of the Purchaser Meeting Resolution; and

(b)	not dispose of their securities of the Purchaser prior to the Purchaser Meeting;

“Purchaser Technical Reports” means the technical reports filed on SEDAR by the Purchaser titled “Technical Report and Estimated Resources for the San Felipe Project, Sonora, Mexico” with an effective date of March 15, 2018, “Americas Silver Corporation Technical Report on the Galena Complex, Shoshone County, Idaho, USA” with an effective date of December 23, 2016, and “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico” with an effective date of March 18, 2016;

“Purchaser Voting Debt” has the meaning ascribed thereto in Section 1.2(c) of Schedule F;

“Purchaser Warrants” means, at any time, warrants to acquire shares of Purchaser Shares, which are, at such time, outstanding and unexercised;

“Regulatory Approvals” means sanctions, rulings, consents, Orders, exemptions, Permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities and relating to the Merger;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Relief Canyon Project” means the Relief Canyon property located in Pershing County in northwestern Nevada;

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“Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters (excluding, however, routine monitoring, testing and sampling required under Environmental Authorizations);

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors) and includes, in the case of:

(a)	the Purchaser and Acquireco, the Purchaser’s board financial advisor; and

(b)	the Company, the Company Board Financial Advisor;

“San Rafael Mine” means the property that is the subject of the “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico” with an effective date of March 18, 2016;

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended (including the rules and regulations promulgated thereunder);

“SEC” means the United States Securities and Exchange Commission;

“Section 721” means Section 721 of the United States Defense Production Act of 1950, as amended;

“Securities Authorities” means the SEC, the Canadian Securities Authorities, and the Exchanges, as applicable;

“Securities Laws” means:

(a)	Canadian Securities Laws;

(b)	the U.S. Securities Act, the U.S. Exchange Act and all other U.S. federal and state securities Laws; and

(c)	the rules and regulations of the TSX, NYSE American and the NASDAQ, as applicable;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval;

“subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, limited liability company, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

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(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(e)(iv);

“Surviving Corporation” has the meaning ascribed thereto in Section 2.1(a);

“Surviving Corporation Common Stock” has the meaning ascribed thereto in Section 2.4(f);

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), net proceeds of mine, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

“Third Party” means any person or “group” (within the meaning of Section 13(d)(3) of the U.S. Exchange Act) other than the Company, the Purchaser or any of their respective subsidiaries;

“TSX” means the Toronto Stock Exchange;

“Unpatented Claims” means, with respect to the Company, the Company Unpatented Claims;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. GAAP” means United States generally accepted accounting principles; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2	Currency

Except where otherwise specified, all references to “$” and “US$” or to currency herein are to lawful money of the United States of America and all references to “C$” herein are to lawful money of Canada.

1.3	Interpretation Not Affected by Headings

(a)	The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(b)	The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. References to “this Agreement” shall include the Company Disclosure Letter.

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(c)	Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4	Extended Meanings, Etc.

(a)	This Agreement shall be read with all changes in number and gender required by the context.

(b)	The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.

(c)	The terms “include”, “includes” or “including” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(d)	Unless the context otherwise requires, all accounting terms are to be interpreted in accordance with U.S. GAAP.

(e)	Unless the context otherwise requires, all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with U.S. GAAP.

(f)	Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

(g)	Any reference to an action taken by a person “in the ordinary course” means that such action is consistent with the past practices of such person and is taken in the ordinary course of business of such person.

(h)	The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

1.5	Date of any Action; Computation of Time

(a)	If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action will be required to be taken on the next succeeding day which is a Business Day.

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(b)	A period of time is to be computed as beginning on the day following the event that began the period and ending, if the last day of the period is:

(i)	a Business Day, then at 4:30 p.m. (Denver time) on the last day of the period; and

(ii)	is not a Business Day, then at 4:30 p.m. (Denver time) on the next Business Day.

1.6	Schedules

The following Schedules to this Agreement are an integral part of this Agreement:

Schedule A	–	ARTICLES OF INCORPORATION

Schedule B-1	–	MERGER RESOLUTION

Schedule B-2	–	PURCHASER MEETING RESOLUTIONS

Schedule C-1	–	FORM OF COMPANY SUPPORT AGREEMENT

Schedule C-2	–	FORM OF PURCHASER SUPPORT AGREEMENT

Schedule D	–	PREFERRED STOCK TERMS

Schedule E	–	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Schedule F	–	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND ACQUIRECO

Schedule G	–	RETENTION ARRANGEMENTS

Article 2

THE MERGER

2.1	The Merger

(a)	The Company, the Purchaser and Acquireco agree that on the terms and subject to the conditions set forth in this Agreement, and in accordance with the NRS, at the Effective Time: (a) Acquireco will merge with and into the Company (the “Merger”); (b) the separate corporate existence of Acquireco will cease; and (c) the Company will continue its corporate existence under the NRS as the surviving corporation in the Merger and a subsidiary of the Purchaser (sometimes referred to herein as the “Surviving Corporation”).

(b)	Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 am (Denver time) on the Closing Date (as defined herein). The Closing shall be held at the offices of Davis Graham & Stubbs, LLP located at 1550 17th Street, Suite 500, Denver, Colorado, 80202.

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(c)	The actual date of the Closing is hereinafter referred to as the “Closing Date” and shall occur:

(i)	on the date that is three (3) Business Days following satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Closing Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Closing Date); or

(ii)	at such other time or such other place as may be agreed to by the Parties.

(d)	Subject to the provisions of this Agreement, at the Closing, the Company, the Purchaser, and Acquireco will cause articles of merger (the “Articles of Merger”) to be executed, acknowledged, and filed with the Secretary of State of the State of Nevada in accordance with the relevant provisions of the NRS and shall make all other filings or recordings required under the NRS. The Merger will become effective at such time as the Articles of Merger have been duly filed with the Secretary of State of the State of Nevada or at such later date or time as may be agreed by the Company and Purchaser in writing and specified in the Articles of Merger in accordance with the NRS (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(e)	The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NRS. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Acquireco shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Acquireco shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

(f)	At the Effective Time: (a) the articles of incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety as set forth in Schedule A hereof, and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof or as provided by applicable Law; and (b) the by-laws of Acquireco as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation, except that references to Acquireco’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with the terms thereof, the articles of incorporation of the Surviving Corporation, or as provided by applicable Law.

(g)	The directors and officers of Acquireco, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

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2.2	Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will promptly:

(a)	subject to compliance with applicable Securities Laws:

(i)	immediately after the execution of this Agreement; or

(ii)	such later time prior to the next opening of markets in Toronto and New York City as is agreed to by the Company and the Purchaser,

issue a news release announcing the entering into of this Agreement and the support of the Company Board for the Merger, which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably;

(b)	file such news release and a corresponding material change report and current report on Form 8-K in prescribed form each in accordance with applicable Securities Laws;

(c)	subject to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Closing Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Closing Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Merger; and

(d)	carry out the terms of the Merger applicable to it.

2.3	Implementation Steps by the Purchaser

Subject to the terms of this Agreement, the Purchaser will, and will cause Acquireco to:

(a)	subject to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Closing Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Closing Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Merger; and

(b)	carry out the terms of the Merger applicable to it.

2.4	Effect of the Merger on Capital Stock

At the Effective Time, as a result of the Merger and without any action on the part of the Purchaser, Acquireco, the Company or the holder of any capital stock or shares, as applicable, of the Purchaser, Acquireco or the Company:

(a)	Cancellation of Certain Company Common Stock. Each share of Company Common Stock that is owned by the Purchaser, Acquireco or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

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(b)	Cancellation of Certain Company Preferred Stock. Each share of Company Preferred Stock that is owned by the Purchaser, Acquireco or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries as of immediately prior to the Effective Time will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(c)	Conversion of Company Common Stock. Subject to Section 2.4(g), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.715 (the “Exchange Ratio”) of a Purchaser Share (the “Common Stock Consideration”).

(d)	Conversion of Company Preferred Stock and Election to Receive Common Stock. Subject to Section 2.4(g) and Section 2.16, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will be, at the election of the holder thereof, either (i) be converted into the right to receive four hundred sixty-one and 440/1000ths (461.440) Purchaser Preferred Shares; or (ii) be converted into the right to receive the Common Stock Consideration to which such Preferred Stockholder would be entitled if such share of Company Preferred Stock were converted into Company Common Stock in accordance with clause (i) of Section 6 of the Certificate of Designation and such Company Common Stock were converted in accordance with Section 2.4(c) hereof (such consideration received upon the election pursuant to (i) or (ii), the “Preferred Stock Consideration” and together with the Common Stock Consideration, the “Merger Consideration”).

(e)	Cancellation of Shares. At the Effective Time, all shares of Company Stock will no longer be outstanding and all shares of Company Stock will be cancelled and retired and will cease to exist, and each holder of: (i) a certificate formerly representing any shares of Company Common Stock or Company Preferred Stock (each, a “Certificate”); or (ii) any book-entry shares which immediately prior to the Effective Time represented shares of Company Common Stock or Company Preferred Stock (each, a “Book-Entry Share”) will cease to have any rights with respect thereto, except the right to receive (A) in exchange for each share of Company Common Stock, the Common Stock Consideration, and (B) in exchange for each share of Company Preferred Stock, the Preferred Stock Consideration, all in accordance with Section 2.5 hereof.

(f)	Conversion of Acquireco Capital Stock. Each share of Acquireco’s common stock (“Acquireco Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation (the “Surviving Corporation Common Stock”) with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of Surviving Corporation Common Stock. From and after the Effective Time, all certificates representing shares of Acquireco Common Stock shall be deemed for all purposes to represent the number of shares of Surviving Corporation Common Stock into which they were converted in accordance with the immediately preceding sentence.

(g)	Fractional Purchaser Shares. No fractional Purchaser Shares shall be issued to holders of shares of Company Common Stock in connection with the Merger. The total number of Purchaser Shares to be issued to any holder of shares of Company Common Stock shall, without additional compensation, be rounded down to the nearest whole Purchaser Share, in the event that a holder of shares of Company Common Stock is entitled to a fractional share upon the conversion of Company Common Stock pursuant to Section 2.4(c).

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2.5	Exchange Procedures

(a)	Depositary. Prior to the Effective Time, the Purchaser shall appoint the Depositary to act as the agent for the purpose of paying the Merger Consideration for: (i) the Certificates; and (ii) the Book-Entry Shares. At or promptly following the Effective Time, the Purchaser shall deposit, or cause the Surviving Corporation to deposit, with the Depositary: (i) certificates representing the Purchaser Shares to be issued as Common Stock Consideration (or make appropriate alternative arrangements if uncertificated Purchaser Shares represented by book-entry shares will be issued); and (ii) certificates representing the Purchaser Preferred Shares to be issued as Preferred Stock Consideration (or make appropriate alternative arrangements if uncertificated Purchaser Preferred Shares represented by book-entry shares will be issued).

(b)	Procedures for Surrender; No Interest. Promptly after the Effective Time, the Purchaser shall send, or shall cause the Depositary to send, to each record holder of shares of Company Common Stock and Company Preferred Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Depositary, and which letter of transmittal will be in customary form and have such other provisions as the Purchaser and the Surviving Corporation may reasonably specify) for use in such exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Common Stock Consideration shall be entitled to receive the Common Stock Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.4(c) in respect of the Company Common Stock represented by a Certificate or Book-Entry Share, upon: (i) surrender to the Depositary of a Certificate; or (ii) receipt of an “agent’s message” by the Depositary (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Depositary. Each holder of shares of Company Preferred Stock that have been converted into the right to receive the Preferred Stock Consideration shall be entitled to receive the Preferred Stock Consideration into which such shares of Company Preferred Stock, as applicable, have been converted pursuant to Section 2.4(d) in respect of the Company Preferred Stock represented by a Certificate or Book-Entry Share upon: (i) surrender to the Depositary of a Certificate; or (ii) receipt of an “agent’s message” by the Depositary (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Depositary. No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Article 2, each Certificate or Certificates or Book-Entry Share or Book-Entry Shares so surrendered or transferred, as the case may be, shall immediately be cancelled.

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(c)	Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that: (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the person requesting such payment shall pay to the Depositary any transfer or other Tax required as a result of such payment to a person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Depositary that such Tax has been paid or is not payable.

(d)	Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article 2.

(e)	Return of Merger Consideration by Depositary. Any portion of the Merger Consideration that remains unclaimed by the holders of shares of Company Common Stock and/or Company Preferred Stock twelve (12) months after the Effective Time shall be returned to the Purchaser, upon demand, and any such holder who has not exchanged shares of Company Common Stock and/or Company Preferred Stock for the Merger Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to the Purchaser (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration without any interest. Notwithstanding the foregoing, the Purchaser shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock and/or Company Preferred Stock three (3) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Purchaser free and clear of any claims or interest of any person previously entitled thereto.

(f)	Distributions with Respect to Unsurrendered Shares of Company Stock. All Purchaser Shares and Purchaser Preferred Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by the Purchaser in respect of the Purchaser Shares or Purchaser Preferred Shares, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Purchaser Shares and Purchaser Preferred Shares shall be paid to any holder of any unsurrendered shares of Company Stock until the Certificate (or affidavit of loss in lieu of the Certificate) or Book-Entry Share is surrendered for exchange in accordance with this Section 2.5. Subject to the effect of applicable Laws, following such surrender, there shall be issued or paid to the holder of record of the whole Purchaser Share and Purchaser Preferred Share issued in exchange for shares in Company Common Stock and Company Preferred Stock, respectively, in accordance with this Section 2.5, without interest: (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable and not paid with respect to such whole Purchaser Share or Purchaser Preferred Share, as applicable, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Purchaser Share or Purchaser Preferred Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

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2.6	Adjustments

(a)	Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split, reverse stock split, or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, and including by issuance of derivative securities or other rights to acquire capital stock of the Company of any form, the Exchange Ratio, the Merger Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b)	Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Purchaser Shares shall occur by reason of any reclassification, recapitalization, stock split, reverse stock split, or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, and including by issuance of derivative securities or other rights to acquire capital stock of the Company of any form, the Exchange Ratio, the Merger Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Purchaser to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.7	Company Proxy Statement and Form F-4 Registration Statement

(a)	In connection with the Company Meeting, as soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC and each of the Canadian Securities Authorities, the Company Proxy Statement, and Purchaser shall prepare and file with the SEC and each of the Canadian Securities Authorities in the provinces of British Columbia, Alberta, Ontario and Quebec the Form F-4 (which shall include the Company Proxy Statement). The Company and the Purchaser shall each use its commercially reasonable efforts to: (i) cause the Form F-4 to be declared effective under the U.S. Securities Act as promptly as practicable after its filing; (ii) ensure that the Form F-4 complies in all material respects with the applicable provisions of the applicable Securities Laws; and (iii) keep the Form F-4 effective for so long as necessary to complete the Merger. The Purchaser shall notify the Company promptly of the time when the Form F-4 has become effective or any supplement or amendment to the Form F-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the Purchaser Shares or Purchaser Preferred Shares issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Purchaser and the Company shall use its commercially reasonable efforts to: (A) cause the Company Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Form F-4 is declared effective under the U.S. Securities Act, and (B) ensure that the Company Proxy Statement complies in all material respects with the applicable provisions of the U.S. Securities Act and U.S. Exchange Act and applicable Canadian Securities Laws. Purchaser shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the applicable Securities Laws, and the rules and regulations thereunder in connection with the issuance of Purchaser Shares and Purchaser Preferred Shares in the Merger, and the Company shall furnish to Purchaser all information concerning the Company as may be reasonably requested in connection with any such actions.

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(b)	In connection with the Purchaser Meeting, as soon as reasonably practicable following the date of this Agreement, the Purchaser shall prepare and file or furnish the Purchaser Circular with the Canadian Securities Authorities in each of the provinces of British Columbia, Alberta, Ontario and Quebec. Each of the Company and the Purchaser shall use its commercially reasonable efforts to: (A) cause the Purchaser Circular to be mailed to the Purchaser Shareholders as promptly as practicable after the Form F-4 is declared effective under the U.S. Securities Act, and (B) ensure that the Purchaser Circular complies in all material respects with the applicable Laws (including applicable Securities Laws).

(c)	The Purchaser and the Company shall furnish to the other party all information concerning such person and its affiliates required by the Laws to be set forth in the Form F-4, Company Proxy Statement or Purchaser Circular. Each of Purchaser and the Company shall promptly correct any information provided by it for use in the Form F-4, Company Proxy Statement or Purchaser Circular if and to the extent that such information shall have become false or misleading in any material respect. Each of Purchaser and the Company shall take all steps necessary to amend or supplement the Form F-4, Company Proxy Statement or Purchaser Circular, as applicable, and to cause the Form F-4, Company Proxy Statement or Purchaser Circular, as so amended or supplemented, to be filed with the applicable Securities Authorities and disseminated to the holders of Company Common Stock and Company Preferred Stock, in the case of the Company Proxy Statement, and to the Purchaser Shareholders, in the case of the Purchaser Circular, as and to the extent required by applicable Law.

(d)	With respect to the Company Proxy statement:

(i)	The Company shall ensure that the Company Proxy Statement complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Company Proxy Statement (including with respect to any information incorporated therein by reference):

(A)	will not contain any misrepresentation (other than in each case with respect to any information furnished in writing by the Purchaser); and

(B)	provides the Company Stockholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting.

(ii)	All information relating solely to the Purchaser included in the Company Proxy Statement shall:

(A)	be provided by the Purchaser in accordance with Section 2.7(c)(iv); and

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(B)	be in form and content satisfactory to the Purchaser, acting reasonably.

(iii)	Subject to the ability of the Company to make a Company Change of Recommendation, the Company Proxy Statement will include:

(A)	a copy of the Company Board Fairness Opinion;

(B)	a statement that the Company Board has determined, that the Merger is fair to and in the best interests of the Company and its shareholders; and

(C)	the Company Recommendation.

(iv)	The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Company Proxy Statement pursuant to applicable Laws and any other documents related thereto.

(v)	The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Company Proxy Statement and the Company shall as soon as reasonably practicable, cause the Company Proxy Statement to be sent to the Company Stockholders in compliance with the proxy rules set forth in the applicable Securities Laws.

(vi)	The Company and the Purchaser will each promptly notify the other if, at any time before the Closing Date, it becomes aware (in the case of the Company, only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Company Proxy Statement or any other document referred to in Section 2.7(c)(iii):

(A)	contains any misrepresentation; or

(B)	otherwise requires any amendment or supplement,

and promptly deliver written notice to the other Party setting out full particulars thereof.

(vii)	The Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any:

(A)	required supplement or amendment to the Company Proxy Statement or such other document, as the case may be; and

(B)	related news release or other document necessary or desirable in connection therewith,

provided, however, that subject to the terms of this Agreement, the Company shall not be required to cooperate with the Purchaser with respect to any of the foregoing that relates to a Company Acquisition Proposal, a Company Superior Proposal or a Company Change of Recommendation.

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(viii)	The Company shall keep the Purchaser fully informed, in a timely manner, of any requests or comments made by the SEC or the Canadian Securities Authorities, the TSX and/or the NASDAQ in connection with the Company Proxy Statement.

(e)	With respect to the Purchaser Circular:

(i)	The Purchaser shall ensure that the Purchaser Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Purchaser Circular (including with respect to any information incorporated therein by reference):

(A)	will not contain any misrepresentation (other than in each case with respect to any information furnished in writing by the Company); and

(B)	provides the Purchaser Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Purchaser Meeting.

(ii)	All information relating solely to the Company included in the Purchaser Circular shall:

(A)	be provided by the Company in accordance with Section 2.7(e)(iv); and

(B)	be in form and content satisfactory to the Company, acting reasonably.

(iii)	The Purchaser Circular will include:

(A)	a copy of the Purchaser Board Fairness Opinion; and

(B)	the Purchaser Recommendation.

(iv)	The Company will, in a timely manner, furnish the Purchaser with all such information regarding the Company as may reasonably be required to be included in the Purchaser Circular pursuant to applicable Laws and any other documents related thereto.

(v)	The Purchaser and the Company will cooperate in the preparation, filing and mailing of the Purchaser Circular and the Purchaser shall as soon as reasonably practicable, cause the Purchaser Circular to be sent to the Purchaser Shareholders in compliance with applicable Securities Laws.

(vi)	The Purchaser and the Company will each promptly notify the other if, at any time before the Closing Date, it becomes aware (in the case of the Company, only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Purchaser Circular or any other document referred to in Section 2.7(e)(iii):

(A)	contains any misrepresentation; or

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(B)	otherwise requires any amendment or supplement,

and promptly deliver written notice to the other Party setting out full particulars thereof.

(vii)	The Purchaser and the Company will cooperate with each other in the preparation, filing and dissemination of any:

(A)	required supplement or amendment to the Purchaser Circular or such other document, as the case may be; and

(B)	related news release or other document necessary or desirable in connection therewith;

(viii)	The Purchaser shall keep the Company fully informed, in a timely manner, of any requests or comments made by the SEC or Canadian Securities Authorities, the TSX and/or the NYSE American in connection with the Purchaser Circular.

2.8	Company and Purchaser Meetings

(a)	The Company covenants in favor of the Purchaser that, subject to the terms of this Agreement and subject to Section 5.1, the Company will promptly, after the effectiveness of the Form F-4 by the SEC:

(i)	lawfully convene and hold the Company Meeting in accordance with the Company’s Charter Documents and applicable Laws, as soon as reasonably practicable, for the purpose of having the Company Stockholders consider the Merger Resolution;

(ii)	not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) such Company Meeting without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, unless the Company Board shall have determined in good faith (after consultation with outside legal counsel) that it is required by applicable law to postpone or adjourn the Company Meeting, including in order to give stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to its stockholders or otherwise made available to its stockholders by issuing a press release, filing materials with the SEC or otherwise (including in connection with any Company Change of Recommendation);

(iii)	solicit, from the Company Common Stockholders and Company Preferred Stockholders, proxies:

(A)	in favor of the approval of the Merger Resolution;

(B)	in favor of the approval to adjourn the Company Meeting to solicit votes in favor of the Merger Resolution;

(C)	in favour of any required resolution relating to “golden parachute” payments; and

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(D)	against any resolution submitted by any person that is inconsistent with, or which seeks to hinder or delay the Merger Resolution or the completion of the transactions contemplated by this Agreement, including, engaging the services of a firm acceptable to the Purchaser (acting reasonably) as proxy solicitation agent to solicit proxies in favour of the approval of the Merger Resolution;

(iv)	recommend to all Company Common Stockholders that they vote in favour of the Merger Resolution;

(v)	recommend to all Company Preferred Stockholders that they vote in favour of the Merger Resolution;

(vi)	provide reasonable advance notice to Company Optionholders of the vesting and cancellation of such Company Options as contemplated by this Agreement;

(vii)	provide notice to Company RSU Holders of the vesting and settlement of such Company RSUs as contemplated by this Agreement;

(viii)	provide notice to Company Warrantholders in accordance with the terms of such Company Warrants and the Company’s election to require exercise or termination, as applicable, of the Company Warrants as contemplated by this Agreement;

(ix)	use commercially reasonable efforts to take all other actions that are reasonably necessary or desirable to obtain the approval of the Merger by the Company Stockholders;

(x)	(i) provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation agents, as reasonably requested from time to time by the Purchaser, and (ii) consult with, and consider any suggestions from, the Purchaser with regards to the proxy solicitation agent;

(xi)	consult with the Purchaser in fixing the date of the Company Meeting;

(xii)	give notice to the Purchaser of the Company Meeting;

(xiii)	advise the Purchaser as reasonably requested (which may be as often as daily within 10 days of the Company Meeting) as to the aggregate tally of the proxies and votes received from Company Common Stockholders and Company Preferred Stockholders in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(xiv)	promptly provide the Purchaser with any notice relating to the Company Meeting;

(xv)	allow Representatives of the Purchaser to attend the Company Meeting;

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(xvi)	not change the record date for the Company Stockholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by applicable Law or the Company’s Charter Documents;

(xvii)	if there is a Company Change of Recommendation, unless prohibited pursuant to NRS 92A.120(3), it will not alter the obligation of the Company to submit the adoption of this Agreement and the approval of the Merger to the Company Common Stockholders and Company Preferred Stockholders at the Company Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Meeting; and

(xviii)	carry out the terms of the Merger applicable to it.

(b)	The Purchaser covenants in favour of the Company that, subject to the terms of this Agreement, the Purchaser will promptly, after the effectiveness of the Form F-4 by the SEC:

(i)	lawfully convene and hold the Purchaser Meeting in accordance with the Purchaser’s Charter Documents and applicable Laws, as soon as reasonably practicable, for the purpose of having the Purchaser Shareholders consider the Purchaser Meeting Resolutions;

(ii)	not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) such Purchaser Meeting without the prior written consent of the Company, such consent not to be unreasonably withheld, unless the Purchaser Board shall have determined in good faith (after consultation with outside legal counsel) that it is required by applicable law to postpone or adjourn the Purchaser Meeting, including in order to give stockholders of the Purchaser sufficient time to evaluate any information or disclosure that the Purchaser has sent to its stockholders or otherwise made available to its stockholders by issuing a press release, filing materials with applicable Securities Authorities or otherwise;

(iii)	solicit, from the Purchaser Shareholders, proxies:

(A)	in favor of the approval of the Purchaser Meeting Resolutions;

(B)	in favour of the approval to adjourn the Purchaser Meeting to solicit votes in favor of the Purchaser Meeting Resolution; and

(C)	against any resolution submitted by any person that is inconsistent with, or which seeks to hinder or delay the Purchaser Meeting Resolutions or the completion of the transactions contemplated by this Agreement,

(iv)	recommend to all Purchaser Shareholders that they vote in favour of the Purchaser Meeting Resolutions;

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(v)	use commercially reasonable efforts to take all other actions that are reasonably necessary or desirable to obtain the approval of the Purchaser Meeting Resolutions by the Purchaser Shareholders;

(vi)	(i) provide the Company with copies of or access to information regarding the Purchaser Meeting generated by any dealer or proxy solicitation agents, as reasonably requested from time to time by the Company, and (ii) consult with, and consider any suggestions from, the Company with regards to the proxy solicitation agent;

(vii)	consult with the Company in fixing the date of the Purchaser Meeting;

(viii)	give notice to the Company of the Purchaser Meeting;

(ix)	advise the Company as reasonably requested (which may be as often as daily within 10 days of the Purchaser Meeting) as to the aggregate tally of the proxies and votes received from Purchaser Shareholders in respect of the Purchaser Meeting and all matters to be considered at the Purchaser Meeting;

(x)	promptly provide the Company with any notice relating to the Purchaser Meeting;

(xi)	allow Representatives of the Company to attend the Purchaser Meeting;

(xii)	not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting unless required by applicable Law or the Purchaser’s Charter Documents;

(xiii)	nothing herein shall alter the obligation of the Purchaser to submit the adoption of Purchaser Meeting Resolutions to the Purchaser Shareholders at the Purchaser Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Purchaser Meeting; and

(xiv)	carry out the terms of the Merger applicable to it.

2.9	List of Securityholders

(a)	Upon the reasonable request from time to time of the Purchaser, the Company will promptly provide the Purchaser with lists (in electronic form) of the:

(i)	Registered:

(A)	Company Stockholders;

(B)	Company Optionholders;

(C)	Company RSU Holders; and

(D)	Company Warrantholders,

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together with their record addresses and their respective holdings of shares of Company Stock, Company Options, Company RSUs and Company Warrants, as applicable;

(ii)	names and record addresses and respective holdings of all persons having rights (other than the Company Options, Company RSUs and Company Warrants) issued or granted by the Company to acquire or otherwise related to shares of Company Stock; and

(iii)	names of non-objecting beneficial owners of shares of Company Stock and participants in bookbased nominee registers (such as CDS & Co., Cede & Co. and the Depositary Trust Company), together with their respective record addresses and holdings of shares of Company Stock.

(b)	The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including:

(i)	updated or additional lists of Company Stockholders, Company Optionholders, Company RSU Holders and Company Warrantholders;

(ii)	information regarding beneficial ownership of shares of Company Stock; and

(iii)	other assistance as the Purchaser may reasonably request.

2.10	Securityholder Communications

(a)	The Company and the Purchaser agree to cooperate in the preparation of any presentations regarding the Merger, including to any:

(i)	Company Stockholders or Purchaser Shareholders; or

(ii)	the analyst community,

provided, however, that the foregoing shall be subject to the Company’s and Purchaser’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules.

(b)	The Company agrees to consult with the Purchaser in connection with any formal meeting relating to the Merger that it may have, including with:

(i)	Company Stockholders (other than Company Stockholders who are Officers or Directors of the Company); or

(ii)	the analyst community,

provided, however, that the foregoing shall be subject to the Company’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules.

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(c)	Notwithstanding anything to the contrary in this Section 2.10, the Company shall, subject to the terms of this Agreement, not be obligated to consult or cooperate with the Purchaser with respect to any disclosure relating to a Company Acquisition Proposal, a Company Superior Proposal or a Company Change of Recommendation.

2.11	Company Options

At the Effective Time, each outstanding Company Option, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest), as soon as reasonably practicable following the Effective Time, the Common Stock Consideration in respect of each share of Company Common Stock which would have been issued upon the net exercise of the Company Option calculated as follows: the number of shares of Company Common Stock otherwise deliverable pursuant to the Company Option shall be reduced by the number of such shares having a Fair Market Value on the Closing Date equal to the exercise price. Any Company Option that has an exercise price per share that is greater than or equal to the Fair Market Value on the Closing Date shall be cancelled at the Effective Time for no consideration or payment.

Promptly following the Effective Time, the Purchaser shall, in compliance with all applicable Laws, deliver or cause the Surviving Corporation to deliver, to each holder of Company Options at the Effective Time, the Common Stock Consideration, if any, to which such holder is entitled in respect of his or her Company Options. To the extent the delivery of such Common Stock Consideration constitutes a payment of wages, (i) the Purchaser shall cause the payment to be processed by the Surviving Corporation through its payroll system, (ii) the Common Stock Consideration deliverable shall be reduced by a number of Purchaser Shares having a Fair Market Value equal to all required tax withholdings, and (iii) the Purchaser shall cause the Surviving Corporation to remit timely such required withholdings in cash to the relevant taxing authorities.

2.12	Company RSUs

At the Effective Time, each outstanding Company RSU, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest), as soon as reasonably practicable following the Effective Time, the Common Stock Consideration in respect of each share of Company Common Stock underlying such Company RSU, without interest.

Promptly following the Effective Time, the Purchaser shall, in compliance with all applicable Laws, deliver or cause the Surviving Corporation to deliver, to each holder of Company RSUs at the Effective Time, the Common Stock Consideration to which such holder is entitled in respect of his or her Company RSUs. To the extent the delivery of such Common Stock Consideration constitutes a payment of wages, (i) the Purchaser shall cause the payment to be processed by the Surviving Corporation through its payroll system, (ii) the Common Stock Consideration deliverable shall be reduced by a number of Purchaser Shares having a Fair Market Value equal to all required tax withholdings, and (iii) the Purchaser shall cause the Surviving Corporation to remit timely such required withholdings in cash to the relevant taxing authorities.

2.13	Company Warrants

The Company shall, to the extent permitted by the Company Warrant, require that the holder exercise the Company Warrant prior to the Closing Date, and if the Company Warrant is not exercised, that the Company Warrant shall terminate. If the Company Warrant does not permit the treatment outlined in the foregoing sentence, then the applicable Company Warrants shall in accordance with their terms be exchanged for warrants of the Purchaser having economically equivalent terms in accordance with the terms of the Company Warrants, such that the holder of a Company Warrant shall be entitled to receive, in lieu of shares of Company Common Stock to which such holder was theretofore entitled upon such exercise and for the consideration payable therefor, the number of Purchaser Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Merger if, immediately prior to the Closing Date, such holder had been the registered holder of the number of shares of Company Common Stock to which such holder would have been entitled if such holder had exercised such holder’s Company Warrants immediately prior to the Effective Time.

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2.14	Payment of Consideration

The Purchaser will, following receipt by the Company of the Regulatory Approvals, ensure that on the Closing Date the Depositary has been provided with Purchaser Shares and Purchaser Preferred Shares in escrow to satisfy the aggregate Merger Consideration payable to Company Stockholders pursuant to the Merger (other than payments to Company Preferred Stockholders exercising dissenter’s rights and who have not withdrawn their notice of exercise).

2.15	Withholding Taxes

(a)	The Company, the Purchaser, Acquireco and the Depositary, as the case may be, will be entitled to deduct and withhold from any consideration otherwise payable to any Company Stockholder under the Merger and from any amounts otherwise payable to any person pursuant to or in accordance with this Agreement (including the Company Termination Fee) such amounts as the Company, the Purchaser, Acquireco or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign Tax Law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser, Acquireco or the Depositary, as the case may be.

(b)	For the purposes of such deduction and withholding:

(i)	all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and

(ii)	such deducted or withheld amounts shall be remitted to the appropriate Governmental Authority in the time and manner required by the applicable Law by or on behalf of the Company, the Purchaser, Acquireco or the Depositary, as the case may be.

2.16	Dissenting Shareholders

(a)	Notwithstanding anything in this Agreement to the contrary, in the event that the applicable requirements of NRS Section 92A.120 have been satisfied, shares of Company Preferred Stock which were outstanding on the date for the determination of Company Preferred Stockholders entitled to vote on the Merger and which were voted against the Merger and the holders of which have demanded that the Company purchase such shares at their fair value in accordance with NRS Sections 92A.300 through 92A.500 and have not otherwise failed to perfect or shall not have effectively withdrawn or lost their rights to require such shares to be purchased for cash under NRS 92A (collectively, “Dissenting Shares”), shall not be converted into or represent the right to receive any Purchaser Preferred Shares pursuant to Section 2.4(d), but, instead, the holders thereof shall be entitled to have their shares of Company Preferred Stock purchased for cash at the fair value of such Dissenting Shares as agreed upon or determined in accordance with the provisions of NRS Sections 92A.460 through 92A.500.

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(b)	If any Company Preferred Stockholder who holds Dissenting Shares as of the Effective Time effectively withdraws or loses (through passage of time, failure to demand or perfect, or otherwise) the right to demand and perfect dissenters’ rights under NRS 92A, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares of Company Preferred Stock that were Dissenting Shares shall automatically be converted into and represent only the right to receive the Purchaser Preferred Shares pursuant to and subject to Section 2.4(d) without interest thereon upon: (i) surrender to the Depositary of a Certificate; or (ii) receipt of an “agent’s message” by the Depositary (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of Book-Entry Shares.

(c)	The Company shall give the Purchaser (i) prompt written notice of any written demands for purchase of any shares of Company Preferred Stock pursuant to the exercise of dissenters’ rights, withdrawals of such demands, and any other instruments or notices served pursuant to NRS 90A on the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for purchase of any shares of Company Preferred Stock pursuant to the exercise of dissenters’ rights under NRS 90A. The Company shall not, except with the prior written consent of the Purchaser, voluntarily make or agree to make any payment with respect to any demands for purchase of any shares of Company Preferred Stock pursuant to the exercise of dissenters’ rights under NRS 90A, or settle or offer to settle any such demands.

Article 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter that relates to such Section or in another Section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Company represents and warrants to the Purchaser and Acquireco as set forth in Schedule E and acknowledges and agrees that the Purchaser and Acquireco are relying upon such representations and warranties in connection with the entering into of this Agreement. Nothing in the Company Disclosure Letter shall be deemed adequate to disclose an exception to a representation or warranty made in Schedule E unless the Company Disclosure Letter identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made in Schedule E unless the representation or warranty pertains to the existence of the document or other item itself. Disclosure of any information in the Company Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature.

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3.2	Representations and Warranties of the Purchaser and Acquireco

Except as disclosed in the Purchaser Public Disclosure Record at least one Business Day prior to the date hereof and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature);, the Purchaser and Acquireco jointly and severally represent and warrant to the Company as set forth in Schedule F and acknowledge and agree that Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.3	Survival of Representations and Warranties

(a)	No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties.

(b)	The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Merger and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Article 4

COVENANTS

4.1	Covenants of the Company

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as disclosed in the Company Disclosure Letter, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as is otherwise required by applicable Law, or (iv) unless the Purchaser otherwise consents in writing (to the extent that such consent is permitted by applicable Law):

(a)	the Company will:

(i)	conduct the businesses of the Company and its subsidiaries in the ordinary course consistent with past practice and applicable Law, and, to the extent consistent therewith, in accordance with the Company Budget;

(ii)	comply in all material respects with the terms of all Company Material Contracts;

(iii)	use commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ business organizations, assets, properties, rights and goodwill;

(iv)	use commercially reasonable efforts to maintain satisfactory business relationships with suppliers, customers, distributors, contractual counterparties, contractors, employees, Governmental Authorities, Aboriginal Peoples and others having business relationships with it and its subsidiaries; and

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(v)	duly and timely file all forms, reports, schedules, statements, and other documents required to be filed pursuant to any applicable Laws or Securities Laws.

(b)	the Company will promptly notify the Purchaser, in any event within twenty-four (24) hours, of any:

(i)	change in any “material fact” or any “material change” (as defined in applicable Securities Laws) in relation to the Company or any of its subsidiaries;

(ii)	event, circumstance or development that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii)	notice or other communication from any person alleging that the consent (or waiver, Permit, exemption, Order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Merger;

(iv)	notice or other communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(v)	filings, actions suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries or its or their assets or properties;

(vi)	breach of this Agreement by the Company; or

(vii)	event occurring after the date of this Agreement that would:

(A)	render a representation or warranty, if made on that date or the Closing Date, untrue or inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied; or

(B)	result in the failure of the Company to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time, and in no event shall the delivery of any notice by a Party pursuant to this Article 4 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or disclosure by the Company be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to the Company’s representations or warranties.

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(c)	the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding twelve (12) months, except that renewal steps may be taken in advance of expiry;

(d)	the Company will:

(i)	use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Officers) until the Effective Time; and

(ii)	promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants;

(e)	the Company will not, directly or indirectly:

(i)	alter or amend its Charter Documents or the Charter Documents of any of its subsidiaries;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the shares of Company Stock (other than dividends, distributions, payments or return of capital made to the Company by any of its subsidiaries);

(iii)	split, divide, consolidate, combine, reclassify, nor undertake any other capital reorganization in respect of the shares of Company Stock or any other securities of the Company or any of its subsidiaries except in consultation with the Purchaser and in accordance with Section 2.6;

(iv)	reduce the stated capital of the shares of Company Stock or any other securities of the Company or any of its subsidiaries;

(v)	increase any coverage under any directors’ and officer’s insurance policy;

(vi)	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(vii)	issue, grant, sell, pledge or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any shares of Company Stock or other securities of the Company or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Company Stock or other securities of the Company or any of its subsidiaries, including but not limited to the issue or award of any Company Options, Company RSUs or Company Warrants except as required pursuant to any existing Contracts in effect as of the date hereof or as disclosed on Section 4.1 of the Company Disclosure Letter;

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(viii)	redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) any of its outstanding shares of Company Stock or other securities or securities convertible into or exchangeable or exercisable for shares of Company Stock or any such other securities or any shares or other securities of any of its subsidiaries except according to their terms;

(ix)	amend the terms of any securities of the Company or any of its subsidiaries, or amend the terms of any outstanding indebtedness of the Company or any of its subsidiaries;

(x)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its subsidiaries;

(xi)	reorganize, recapitalize, restructure, amalgamate or merge with any other person and will not cause or permit any of its subsidiaries to reorganize, recapitalize, restructure, amalgamate or merge with any other person;

(xii)	create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(xiii)	engage in any transaction with any related parties other than with its wholly-owned subsidiaries in the ordinary course;

(xiv)	make any changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under U.S. GAAP; or

(xv)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(f)	the Company will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, surrender, licence, lose the right to use, mortgage, dispose of or encumber any assets or properties of the Company or any of its subsidiaries, other than inventory or immaterial personal property in the ordinary course of business;

(ii)	other than in the ordinary course, acquire or commit to acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or assets, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, in each case, directly or indirectly, in one transaction or a series of transactions;

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(iii)	incur any indebtedness or create or issue any debt securities, or assume, guarantee, endorse or otherwise become liable or responsible for such obligations or the obligations of any other person, or make any loans or advances (other than intercompany loans or advances in the ordinary course of business);

(iv)	incur or commit to capital expenditures or development expenses unless such capital expenditures or development expenses are set forth in the Company Budget;

(v)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the ordinary course of business consistent with past practice;

(vi)	make any Tax election, information schedule, return or designation, except as required by Law and in a manner consistent with past practice;

(vii)	settle or compromise any Tax claim, assessment, reassessment or liability;

(viii)	file any amended Tax Return;

(ix)	enter into any agreement with a Governmental Authority with respect to Taxes;

(x)	surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund;

(xi)	consent to the extension or waiver of the limitation period applicable to any material Tax matter;

(xii)	amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(xiii)	pay, discharge or satisfy any claim, liability, indebtedness or obligation prior to the same being due, other than the payment, discharge or satisfaction of the same, in the ordinary course, in accordance with their terms;

(xiv)	voluntarily waive, release, assign, settle or compromise any material Litigation;

(xv)	engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement; or

(xvi)	incur or commit to expenditures exceeding $100,000, individually or in the aggregate, over the amount set forth in the Company Budget,

or authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(g)	the Company will not, and will not cause or permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business:

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(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights, including:

(A)	any material existing Contractual rights;

(B)	any material Permit; or

(C)	any other material legal rights or claims,

in respect of any Company Properties;

(ii)	except either as disclosed in Section 4.1(g) of the Company Disclosure Letter or in connection with matters otherwise permitted under this Section 4.1:

(A)	enter into any Contract which would be a Company Material Contract if in existence on the date hereof; or

(B)	terminate, cancel, extend, renew or amend, modify or change any Company Material Contract;

(iii)	except as disclosed in Section 4.1(g) of the Company Disclosure Letter:

(A)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee); or

(B)	modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)	enter into any transaction or perform any act which could reasonably be expected to prevent or impede, restrict or delay, or be inconsistent with the successful completion of the transactions contemplated herein;

(h)	Neither the Company nor any of its subsidiaries will, except pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof and as is necessary to comply with applicable Laws:

(i)	grant to any officer, director, employee or consultant of the Company or any of its subsidiaries an increase in compensation in any form;

(ii)	promote any officers or employees except as reasonably required due to the termination or resignation of any other officer or employee;

(iii)	take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)	enter into or modify any employment or consulting agreement (except as disclosed on Schedule 1.10(e)) with any employee, consultant, officer or director of the Company or any of its subsidiaries;

(v)	terminate the employment or consulting arrangement of any senior management employees (including the Officers), except for cause;

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(vi)	increase any benefits payable under its current severance or termination pay policies;

(vii)	adopt or amend or make any contribution to or any award under any bonus, profit sharing, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of any director, officer, or employee or any former director, officer, or employee of the Company or any of its subsidiaries; or

(viii)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Company Equity Incentive Plans, except as contemplated in Sections 2.11 and 2.12;

(i)	the Company will not and will not cause or permit any of its subsidiaries to make any loan to any officer, director, employee or consultant of the Company or any of its subsidiaries;

(j)	the Company will not and will not cause or permit any of its subsidiaries to:

(i)	make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits;

(ii)	take any action or fail to take any action which action or failure to act would:

(A)	result in the loss, expiration or surrender of, or the loss of any material benefit; or

(B)	be reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights,

in each case, under, any material Permit necessary to conduct its businesses as now being conducted;

(k)	the Company will not, and will not cause or permit any of its subsidiaries to, settle or compromise any action, claim or other proceeding:

(i)	brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”); or

(ii)	brought by any present, former or purported holder of its securities,

including in connection with the transactions contemplated by this Agreement or the Merger;

(l)	the Company will not, and will not cause or permit any of its subsidiaries to, commence any Litigation, other than Litigation in connection with:

(i)	the collection of accounts receivable;

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(ii)	the enforcement of the terms of this Agreement or the Confidentiality Agreement;

(iii)	the enforcement of other obligations of the Purchaser; or

(iv)	Litigation commenced against the Company;

(m)	in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Company shall cooperate in all respects with Purchaser and Acquireco and shall use its commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement;

(n)	the Company will not, and will not cause or permit any of its subsidiaries to, enter into or renew any Contract:

(i)	containing:

(A)	any new limitation or restriction on the ability of the Company or any of its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business;

(B)	any new limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or any of its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted; or

(C)	any new limit or restriction on the ability of:

(I)	the Company or any of its subsidiaries; or

(II)	following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates,

to solicit customers or employees; or

(ii)	that could reasonably be expected to prevent or significantly impede or delay the completion of the Merger;

(o)	the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any respect at any time prior to the Closing Date if then made; and

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(p)	as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the matters to which the negative covenants in Sections 4.1(e) to 4.1(o) inclusive pertain.

4.2	Access to Information

(a)	Subject to compliance with applicable Laws and the terms of any existing Contracts, the Company will afford to the Purchaser and its Representatives, until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Company’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Purchaser may reasonably request, as well as to its management personnel, including the Company Diligence Information, provided, that:

(i)	such access shall not unduly interfere with the ordinary conduct of the businesses of the Company and its subsidiaries; and

(ii)	other than in circumstances where access thereto or disclosure thereof would not result in the loss of attorney-client privilege, the Company shall not have any obligation in response to a request by the Purchaser to provide access to or otherwise disclose any information or documents subject to attorney-client privilege.

(b)	Subject to compliance with applicable Laws and the terms of any existing Contracts, the Purchaser will afford to the Company and its Representatives, until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, reasonable access during normal business hours and upon reasonable notice, to the Purchaser’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Company may reasonably request, as well as to its management personnel, provided, that:

(i)	such access shall not unduly interfere with the ordinary conduct of the businesses of the Purchaser and its subsidiaries; and

(ii)	other than in circumstances where access thereto or disclosure thereof would not result in the loss of attorney-client privilege, the Purchaser shall not have any obligation in response to a request by the Company to provide access to or otherwise disclose any information or documents subject to attorney-client privilege.

(c)	Subject to compliance with applicable Laws, the Parties will also make available to the other Parties and their Representatives information requested by such other Party for the purposes of preparing, considering and implementing plans for the combined businesses of the Company and the Purchaser and its affiliates following completion of the Merger.

(d)	Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement.

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(e)	If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, then the provisions of this Agreement will supersede those of the Confidentiality Agreement, but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

(f)	Investigations made by or on behalf of the Purchaser, whether under this Section 4.2 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(g)	Investigations made by or on behalf of the Company, whether under this Section 4.2 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Purchaser in this Agreement.

4.3	Covenants of the Company in respect of the Merger

(a)	Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Merger and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(i)	publicly announcing the:

(A)	the execution of this Agreement;

(B)	the support of the Company Board of the Merger;

(C)	the recommendation of the Company Board to Company Common Stockholders and Company Preferred Stockholders to vote in favour of the Merger Resolution (collectively, the “Company Recommendation”);

(D)	the execution of the Company Support Agreements by the Directors and Named Executive Officers; and

(E)	the execution of the Company Significant Shareholder Support Agreements by the Company Significant Shareholders; and

(ii)	using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, Permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are:

(A)	necessary or advisable under the Company Material Contracts in connection with the Merger; or

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(B)	required in order to maintain the Company Material Contracts in full force and effect following completion of the Merger,

in the case of each of (A) and (B) of subsection 4.3(a)(ii), on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser.

(b)	use commercially reasonable efforts to negotiate and enter into certain retention arrangements with each of the individuals listed in Schedule G, in each case, subject to the written consent of the Purchaser.

4.4	Covenants of the Purchaser in Respect of the Merger

(a)	Subject to the terms and conditions of this Agreement, the Purchaser shall, and shall cause Acquireco to, perform all obligations required to be performed by each under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Merger and other transactions contemplated hereby, including (without limiting the obligations of the Purchaser in Article 2):

(i)	publicly announcing the:

(A)	the execution of this Agreement;

(B)	the support of the Purchaser Board of the Merger;

(C)	the recommendation of the Purchaser Board to Purchaser Shareholders to vote in favour of the Purchaser Meeting Resolutions in connection with the Merger (collectively, the “Purchaser Recommendation”); and

(D)	the execution of the Purchaser Support Agreements by the directors and executive officers of Purchaser; and

(ii)	using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, Permits, exemptions, Orders, approvals, agreements, amendments or confirmations that are:

(A)	necessary or advisable under the Purchaser Material Contracts in connection with the Merger; or

(B)	required in order to maintain the Purchaser Material Contracts in full force and effect following completion of the Merger,

in the case of each of (A) and (B) of subsection 4.4(a)(ii), on terms that are reasonably satisfactory to the Company, and without committing the Company to pay, any consideration or incur any liability or obligation without the prior written consent of the Company;

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(iii)	cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining, the waivers, consents and approvals referred to in Section 4.3(a)(ii), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(iv)	applying for and using commercially reasonable efforts to obtain (A) conditional approval of the listing and posting for trading on the TSX, and (B) approval of the listing and posting for trading on the NYSE American, of the Purchaser Shares issuable as Merger Consideration, and in respect of (A) subject only to the satisfaction by Purchaser of customary listing conditions of the TSX; and

(v)	use commercially reasonable efforts to assist the Company in the negotiation of the employee retention arrangements set forth in Schedule G.

4.5	Covenants of Purchaser Regarding Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as expressly permitted or specifically contemplated by this Agreement, (i) as is otherwise required by applicable Law, or (ii) if the Company otherwise consents in writing (to the extent that such consent is permitted by applicable Law):

(a)	the Purchaser will:

(i)	conduct the businesses of the Purchaser and its subsidiaries in the ordinary course consistent with past practice and applicable Law;

(ii)	comply in all material respects with the terms of all Purchaser Material Contracts;

(iii)	use commercially reasonable efforts to maintain and preserve intact its and its subsidiaries’ business organizations, assets, properties, rights and goodwill;

(iv)	use commercially reasonable efforts to maintain satisfactory business relationships with suppliers, customers, distributors, contractual counterparties, contractors, employees, organized labor, Governmental Authorities, Aboriginal Peoples and others having business relationships with it and its subsidiaries;

(v)	duly and timely file all forms, reports, schedules, statements, and other documents required to be filed pursuant to any applicable Laws or Securities Laws.

(b)	the Purchaser will not take any action that would reasonably be likely to result in a Purchaser Material Adverse Effect;

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(c)	the Purchaser will promptly notify the Company, in any event within twenty-four (24) hours, of any:

(i)	change in any “material fact” or any “material change” (as defined in applicable Securities Laws) in relation to the Purchaser or any of its subsidiaries;

(ii)	event, circumstance or development that has had or could reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(iii)	notice or other communication from any person alleging that the consent (or waiver, Permit, exemption, Order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Merger;

(iv)	notice or other communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company);

(v)	filings, actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its subsidiaries or its or their assets or properties;

(vi)	breach of this Agreement by the Purchaser or Acquireco; or

(vii)	event occurring after the date of this Agreement that would:

(A)	render a representation or warranty, if made on that date or the Closing Date, untrue or inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied; or

(B)	result in the failure of the Purchaser to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time, and in no event shall the delivery of any notice by a Party pursuant to this Article 4 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants, or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or constitute an exception to the Purchaser’s representations or warranties;

(d)	the Purchaser will not, directly or indirectly, except in connection with this Agreement:

(i)	alter or amend its Charter Documents or the Charter Documents of any of its material subsidiaries;

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(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Purchaser Shares (other than dividends, distributions, payments or return of capital made to the Purchaser by any of its subsidiaries);

(iii)	split, divide, consolidate, combine, reclassify, nor undertake any other capital reorganization in respect of the Purchaser Shares or any other securities of the Purchaser or any of its material subsidiaries except in consultation with the Company and in accordance with Section 2.6;

(iv)	reduce the stated capital of the Purchaser Shares or any other securities of the Purchaser or any of its material subsidiaries;

(v)	issue, grant, sell, pledge or otherwise encumber, or authorize or approve or agree to issue, grant, sell, pledge or otherwise encumber any Purchaser Shares or other securities of the Purchaser or any of its material subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Purchaser Shares or other securities of the Purchaser or any of its material subsidiaries, including but not limited to the issue or award of any Purchaser Options, Purchaser RSUs, Purchaser DSUs or Purchaser Warrants except (A) as required pursuant to any existing Contracts in effect as of the date hereof, (B) as compensation for Directors, Officers and employees issued in the ordinary course of business consistent with past practice or (C) as contemplated in the Loan Agreement;

(vi)	redeem, purchase or otherwise acquire (or offer to redeem, purchase or otherwise acquire) any of its outstanding Purchaser Shares or other securities or securities convertible into or exchangeable or exercisable for Purchaser Shares or any such other securities or any shares or other securities of any of its material subsidiaries except according to their terms;

(vii)	amend the terms of any securities of the Purchaser or any of its material subsidiaries;

(viii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Purchaser or any of its material subsidiaries;

(ix)	reorganize, recapitalize, restructure, amalgamate or merge with any other person and will not cause or permit any of its material subsidiaries to reorganize, recapitalize, restructure, amalgamate or merge with any other person that is not also a subsidiary;

(x)	enter into, modify or terminate any Contract with respect to any of the foregoing; or

(xi)	enter into any transaction or perform any act which could reasonably be expected to prevent or impede, restrict or delay, or be inconsistent with the successful completion of the transactions contemplated herein;

(e)	in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the Purchaser and Acquireco shall cooperate in all respects with Company and shall use commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement;

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(f)	the Purchaser will not, and will not cause or permit any of its subsidiaries to, enter into or renew any Contract that could reasonably be expected to prevent or significantly impede or delay the completion of the Merger;

(g)	the Purchaser will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Purchaser in this Agreement untrue or inaccurate in any respect at any time prior to the Closing Date if then made; and

(h)	as is applicable, the Purchaser will not, and will not cause or permit any of its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the matters to which the negative covenants in Sections 4.5(b), and 4.5(d) through (g) pertain.

4.6	Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, it will:

(a)	use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control;

(b)	use commercially reasonable efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Merger in accordance with its obligations under this Agreement and applicable Laws and cooperate with the other Parties in connection therewith, including using commercially reasonable efforts to:

(i)	obtain all Regulatory Approvals required to be obtained by it;

(ii)	effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Merger;

(iii)	oppose, lift or rescind any injunction or restraining order against it or other Order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Merger;

(iv)	defend all lawsuits or other legal, regulatory or other proceedings against the other Party or its directors or officers challenging or affecting this Agreement or the completion of the Merger; and

(v)	cooperate with the other Party in connection with the performance by it of its obligations hereunder;

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(c)	use commercially reasonable efforts to not take or cause to be taken any action which is inconsistent with this Agreement or which could reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger; and

(d)	use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Merger.

4.7	Covenants Related to Regulatory Approvals

With respect to obtaining all Regulatory Approvals required for the completion of the Merger, subject to the terms and conditions of this Agreement and until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, each Party, as applicable to that Party, covenants and agrees to:

(a)	use commercially reasonable efforts to prepare and make, as promptly as practicable, but in no event later than twenty (20) Business Days after the date hereof, all necessary registrations and filings with the appropriate Governmental Authorities (other than the filing of Form F-4, Purchaser Circular, and the Company Proxy Statement), including a notification with respect to the Merger pursuant to the HSR Act (if required), Section 721, and any notification required pursuant to any other applicable foreign antitrust or competition laws or regulations (indicating with each such notification and filing a request for early termination or acceleration of any applicable waiting period), supply all information requested by Governmental Authorities in connection with the HSR Act notification (if required), joint filing with CFIUS pursuant to Section 721 and any other applicable foreign antitrust or competition laws or regulations and will consider in good faith the views of the other party in responding to any such request;

(b)	as regards any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including those described in Section 4.7(a) above and responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals:

(i)	provide the other Party with drafts thereof in advance;

(ii)	permit the other Party a reasonable opportunity to review in advance and comment thereon;

(iii)	agree to consider those comments in good faith; and

(iv)	provide the other Party with final copies thereof,

provided that any competitively sensitive information included therein may be provided on an “external counsel only” basis;

(c)	keep the other Party reasonably informed, on a timely basis, of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party;

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(d)	supply the other Party with all information necessary to complete the preparation and submission of all necessary registrations and filings with the appropriate Governmental Authorities, including but not limited to, a notification with respect to the Merger pursuant to the HSR Act (if required) and a joint filing to CFIUS pursuant to Section 721;

(e)	for greater certainty, the Parties will submit a joint filing to CFIUS, and in connection therewith:

(i)	the Purchaser and the Company shall jointly, (i) as soon as practicable make the draft filing with CFIUS contemplated under 31 C.F.R. § 800.401(f) with respect to the transactions contemplated hereby and engage in the pre-notice consultation process with CFIUS as soon as practicable after the date of this Agreement, and (ii) following such pre-notice consultation, as promptly as practicable following CFIUS notification that the draft filing meets all requirements of 31 C.F.R. § 800.402 of the regulation and is, accordingly, complete, file with CFIUS a voluntary notice as contemplated by 31 C.F.R. § 800.401(a).

(ii)	each of the Purchaser and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority, and subject to all applicable privileges, including the attorney-client privilege, with respect to the filing described in Section 4.7(e)(i): (A) cooperate and coordinate with the other in the making of such filings (including providing copies, or portions thereof, of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of a Governmental Authority with respect to any such filing; (B) supply the other Party with any information that may be required in order to make such filings; (C) supply any additional information that reasonably may be required or requested by CFIUS; and (D) use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Party hereto in doing, all things necessary, proper or advisable to obtain the CFIUS Approval as soon as practicable;

(iii)	with respect to obtaining the CFIUS Approval, each of the Purchaser and the Company shall: (A) not extend or consent to any extension of any applicable waiting or review period, except upon the prior consent of the other Party; (B) promptly notify the other Party of written or oral communications of any nature from any Governmental Authority relating to the CFIUS Approval and provide the other Party with copies thereof, except to the extent of competitively or commercially sensitive information in respect of the CFIUS Approval, which competitively sensitive and/or commercially sensitive information will be provided only to the external legal counsel or external expert of the other Party and shall not be shared by such counsel or expert with any other Person; (C) respond as promptly as reasonably possible to any inquiries or requests received from a Governmental Authority in respect of the CFIUS Approval; (D) permit the other Party to review in advance any proposed written communications of any nature with a Governmental Authority in respect of the CFIUS Approval, and provide the other Party with final copies thereof except in respect of competitively or commercially sensitive information, which competitively and/or commercially sensitive information will be redacted from the draft written communications to be shared with the other Party and will be provided (on an unredacted basis) only to the external legal counsel or external expert of the other Party and shall not be shared by such counsel or expert with any other Person; and (E) not participate in any meeting or discussion (whether in person, by phone or otherwise) with a Governmental Authority in respect of the CFIUS Approval unless it consults with the other Party in advance and gives the other Party the reasonable opportunity to attend and participate thereat. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information;

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(iv)	in order to permit and cause the Effective Time to occur as soon as possible and prior to the Outside Date, each of the Purchaser and the Company shall use its commercially reasonable efforts to, or cause to be done, all commercially reasonable things necessary, proper or advisable to obtain the CFIUS Approval prior to the Outside Date; provided, however, that nothing in this Section 4.7(e)(iv) will require, or be construed to require the Purchaser to agree to (A) sell, hold, or divest, before or after the Effective Date, any assets, businesses or interests of the Purchaser, the Company or any of their respective affiliates, or (B) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests;

(f)	for greater certainty, notwithstanding anything contrary in this Section 4.7, in no event will Purchaser be obligated to propose or agree to accept any undertaking or condition, to enter into any consent or mitigation agreement, to make any divestiture, to accept any operational restriction, or take any other action with respect to obtaining approval under the HSR Act (if required) or to obtaining CFIUS Approval;

(g)	each of the Purchaser and the Company will share equally and pay the filing fees associated with obtaining any approvals required under the HSR Act (if required) and Section 721; and

4.8	Resignations of Board and Senior Management

(a)	Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and it shall cause any of its subsidiaries to use commercially reasonable efforts to cause, all directors and officers of the Company and its subsidiaries to provide resignations as at the Effective Time on the Closing Date, which resignations shall become effective immediately following the acquisition by the Purchaser of all of the shares of Company Stock pursuant to the Merger.

(b)	The Purchaser agrees that it, its subsidiaries and any successor to the Company (including any Surviving Corporation) shall honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control, and severance agreements of the Company or its subsidiaries properly disclosed to the Purchaser in Schedule 4.8(c) of the Company Disclosure Letter.

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4.9	Indemnification and Insurance

(a)	The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company or any of its subsidiaries (each such present or former director or officer of the Company or any of its subsidiaries being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, as listed in the Company Disclosure Letter, and copies of which are included in the Company Diligence Information, will:

(i)	survive, and continue in full force and effect following, the completion of the transaction contemplated by this Agreement; and

(ii)	shall not be modified by such completion,

and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six (6) years following the Closing Date, subject to the receipt by the successor to the Company (including any Surviving Corporation) of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld).

(b)	Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage for a period of six (6) years from the Closing Date with respect to claims arising from or related to facts or events which occur on or prior to the Closing Date, provided that the total cost of such run-off directors’ and officers’ liability insurance shall not exceed 300% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by the Company and its subsidiaries, as disclosed to the Purchaser before the date of this Agreement.

4.10	Intentionally Omitted.

4.11	Control of Business

Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its subsidiaries’ respective operations. Prior to the Effective Time, the Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its subsidiaries’ respective operations.

4.12	Tax Treatment of the Merger

For U.S. federal income tax purposes, the Parties intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

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Article 5

ADDITIONAL AGREEMENTS

5.1	Company Acquisition Proposals

(a)	Except permitted in this Article 5, from and after the date of this Agreement and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company and its subsidiaries shall not, directly or indirectly, and the Company shall not authorize or permit its Representatives to:

(i)	directly or indirectly, make, initiate, solicit or knowingly encourage (including by way of furnishing or affording access to information or any site visit), or otherwise take any other action that knowingly facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes, or that could reasonably be expected to lead to, a Company Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any substantive discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person that is seeking to make, or has made (other than the Purchaser and its subsidiaries) a Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal; provided, however, that the Company or its Representatives may communicate with such person for the sole purpose of clarifying such Acquisition Proposal, advising such person that the terms of such Acquisition Proposal do not constitute or are not reasonably likely to result in a Company Superior Proposal or advising such person of the terms of this Section 5.1;

(iii)	make or propose publicly to make a Company Change of Recommendation; or

(iv)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.1(d)).

(b)	The Company and its Representatives will, and will cause its subsidiaries and their Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any person (other than the Purchaser and its Representatives) with respect to any Company Acquisition Proposal or inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, and immediately discontinue access of any such person to any confidential information concerning the Company and its subsidiaries, including access to any data room, virtual or otherwise. In addition, the Company shall use its commercially reasonable efforts to cause any such person (and its agents and advisors) in possession of any confidential information concerning the Company and its subsidiaries that was furnished by or on behalf of the Company to return or destroy (and confirm destruction of) all such information.

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(c)	With respect to any Company Acquisition Proposal received after the date hereof, or inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, the Company will:

(i)	promptly (and, in any event, within twenty-four (24) hours) notify the Purchaser, either in writing or orally (with subsequent written notice), of:

(A)	any Company Acquisition Proposal (whether or not in writing); and

(B)	any inquiry, proposal, offer or request (or any substantive amendment or supplement thereto), whether or not in writing, relating to a Company Acquisition Proposal or any request for discussions or negotiations or other communications relating to or that could reasonably be expected to lead to a Company Acquisition Proposal; and

(C)	any request in connection with, or that could reasonably be expected to result in, a Company Acquisition Proposal received by the Company or any of its subsidiaries or any of their Representatives for:

(I)	non-public information relating to the Company (or any of its subsidiaries); or

(II)	access to properties, books, records or the provision of a list of securityholders of the Company (or any of its subsidiaries) by any person;

(ii)	include in the written notification contemplated in Section 5.1(c)(i):

(A)	a copy of the Company Acquisition Proposal, inquiry, proposal, offer or request and any substantive amendments thereto;

(B)	a description of its material terms and conditions if the Company Acquisition Proposal, inquiry, proposal, offer or request is not written;

(C)	the identity of all persons making such Company Acquisition Proposal, inquiry, proposal, offer or request; and

(D)	a summary of all material related communications;

(iii)	promptly provide to the Purchaser such other information concerning such Company Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request; and

(iv)	promptly inform the Purchaser of the status and material details (including all substantive amendments, changes or other modifications) of any such Company Acquisition Proposal, inquiry, proposal, offer or request.

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(d)	Notwithstanding anything to the contrary contained in Section 5.1(a), if the Company receives a bona fide written Company Acquisition Proposal from any person after the date hereof and prior to the Company Meeting that did not result from a breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(c), the Company and its Representatives may contact such person to clarify the terms and conditions of such Company Acquisition Proposal so as to determine whether such Company Acquisition Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal, furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, allow such person to conduct a reasonable due diligence investigation of the Company and participate in discussions or negotiations regarding such Company Acquisition Proposal, if and only if:

(i)	prior to any such contacting, furnishing or participation described above, the Company Board determines, in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Acquisition Proposal is or is reasonably likely to result in a Company Superior Proposal and that the failure to participate in discussions or negotiations with the person making such Company Acquisition Proposal or to provide them with such information would be reasonably likely to cause a breach of its fiduciary duties;

(ii)	the Company has been, and continues to be, in compliance in all material respects with its obligations under this Article 5; and

(iii)	prior to or concurrently with providing any such copies, access, or disclosure, the Company:

(A)	enters into and provides a copy of an Acceptable Confidentiality Agreement to the Purchaser promptly (and in any event within twenty-four (24) hours thereafter) upon its execution; and

(B)	contemporaneously provides to the Purchaser access to all information provided to such person to the extent not previously provided to the Purchaser.

(e)	If the Company receives a bona fide Company Acquisition Proposal that is a Company Superior Proposal from any person after the date hereof and prior to the Company Meeting, then the Company Board may, prior to the Company Meeting, make a Company Change of Recommendation relating to such Company Superior Proposal and/or approve or recommend such Company Superior Proposal and/or enter into an Acquisition Agreement with respect to such Company Superior Proposal if and only if:

(i)	the Company did not breach this Section 5.1 in any material respect in connection with the preparation or making of such Company Acquisition Proposal and the Company has been and continues to be in compliance in all material respect with this Section 5.1;

(ii)	the Company has given written notice to the Purchaser that it has received such Company Superior Proposal and that the Company Board has determined that:

(A)	such Company Acquisition Proposal constitutes a Company Superior Proposal; and

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(B)	the Company Board intends to:

(I)	make a Company Change of Recommendation with respect to the Company Superior Proposal; and/or

(II)	enter into an Acquisition Agreement with respect to such Company Superior Proposal,

in each case, promptly following the making of such determination;

(iii)	the Company has provided the Purchaser with a copy of the proposed definitive Acquisition Agreement:

(iv)	a period of at least five (5) full Business Days (such period being the “Superior Proposal Notice Period”) has elapsed from the later of:

(A)	the date the Purchaser received the notice from the Company referred to in Section 5.1(c)(i); and

(B)	the date on which the Purchaser received the materials set out in Section 5.1(c)(ii);

(v)	during any Superior Proposal Notice Period, the Purchaser has been provided with the right to propose to amend the terms of this Agreement and the Merger in order for such Company Acquisition Proposal to cease to be a Company Superior Proposal;

(vi)	after the Superior Proposal Notice Period, the Company Board has determined, after consultation with its outside legal counsel and financial advisors, and otherwise in accordance with Section 5.1(f), and advised the Purchaser in writing that:

(A)	such Company Acquisition Proposal remains a Company Superior Proposal compared to the Merger as proposed to be amended by the Purchaser; and

(B)	the failure by the Company Board to recommend that the Company enter into the Acquisition Agreement with respect to such Company Superior Proposal would be reasonably likely to cause a breach of its fiduciary duties;

(vii)	the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(v); and

(viii)	the Company has previously, or concurrently has, paid to the Purchaser the Company Termination Fee.

(f)	During the Superior Proposal Notice Period:

(i)	the Company Board will review promptly, diligently and in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Merger in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal;

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(ii)	if the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, then the Company will:

(A)	forthwith so advise the Purchaser; and

(B)	promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement, and the Merger,

and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing; and

(iii)	if the Company Board:

(A)	continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal; and

(B)	therefore rejects the Purchaser’s offer to amend this Agreement and the Merger, if any,

then the Company may, subject to compliance with the other provisions hereof, terminate this Agreement, in accordance with Section 6.1(d)(v), and enter into an Acquisition Agreement in respect of such Superior Proposal.

(g)	Each successive modification of the financial terms or other material aspects of any Superior Proposal shall:

(i)	constitute a new Superior Proposal for the purposes of Section 5.1(g); and

(ii)	require a new two (2) full Business Day Superior Proposal Notice Period from the date on which the Purchaser received the notice from the Company referred to in Section 5.1(c)(i).

(h)	Unless otherwise directed by the Purchaser, the Company Board shall reaffirm its recommendation in favour of the Merger by news release promptly after:

(i)	the Company Board has determined that any Company Acquisition Proposal is not a Company Superior Proposal, if the Company Acquisition Proposal has been publicly announced or made; or

(ii)	the Company Board makes the determination referred to in Section 5.1(f) that a Company Acquisition Proposal that has been publicly announced or made and which previously constituted a Company Superior Proposal has ceased to be a Company Superior Proposal.

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(i)	The Company and/or any of its subsidiaries will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from providing:

(i)	or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1; or

(ii)	the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(j)	Nothing in this Agreement shall be deemed to prohibit the Company or the Company Board or any committee thereof, from (i) complying with its disclosure obligations under U.S. federal or state law with regard to a Company Acquisition Proposal or an Intervening Event, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the U.S. Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the U.S. Exchange Act (or any similar communications to the stockholders of the Company); provided, however, that (i) any such disclosure (other than (x) issuing a “stop, look and listen” statement in accordance with the Exchange Act pending disclosure of its position thereunder (or any similar communications to the stockholders of the Company) or (y) an express rejection of any Acquisition Proposal or a reaffirmation of the Company Recommendation) shall be deemed to be a Company Change of Recommendation, unless the Company Board expressly and publicly reaffirms the Company Recommendation within five (5) Business Days following any request by Purchaser for such reaffirmation, and (ii) the Company Board or any committee thereof shall not make or resolve to make a Company Change of Recommendation except in the circumstances contemplated in Section 5.1(f)(iii) or Section 5.1(l).

(k)	The Company shall ensure that its subsidiaries and each of the respective Representatives, directors and officers of the Company and its subsidiaries are aware of and instructed to comply with the provisions of this Section 5.1.

(l)	Notwithstanding anything to contrary in this Agreement, at any time prior to the Company Meeting, the Company Board (or a duly authorized committee thereof) may, in response to an Intervening Event, make a Company Change of Recommendation if the Company Board has determined in good faith, after consultation with its legal counsel, that failure to make a Company Change of Recommendation in response to such Intervening Event would reasonably be expected to cause a breach of its fiduciary duties and (i) the Company has provided to the Purchaser at least five (5) Business Days’ prior notice of its intent to take such action, which notice shall provide a reasonably detailed description of the Intervening Event (such notice being referred to herein as an “Intervening Event Notice”) (it being understood and agreed that any such Intervening Event Notice shall not in itself be deemed an Company Change of Recommendation); (ii) if requested to do so by the Purchaser, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with the Purchaser during the five (5) Business Day period following the Purchaser’s receipt of the Intervening Event Notice (such period, an “Intervening Event Notice Period”), any changes or modifications to the terms of this Agreement that the Purchaser proposes to make; and (iii) at the end of such Intervening Event Notice Period, the Company Board (or a duly authorized committee thereof) shall have determined in good faith, after consultation with its legal counsel and taking into account any changes or modifications to the terms of this Agreement proposed by the Purchaser to the Company in a written, binding and irrevocable offer, that failure to make a Company Change of Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

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5.2	Company Termination Fee

(a)	“Company Termination Fee Event” means any of the following events:

(i)	this Agreement shall have been terminated by the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date], Section 6.1(b)(ii) [Merger Resolution Not Approved by Company Common Stockholders] or Section 6.1(c)(iii) [Company General Breach], and:

(A)	prior to such termination, either:

(I)	a Company Acquisition Proposal is made, publicly announced or otherwise publicly disclosed by any person (other than the Purchaser or any of its affiliates) and was not withdrawn before the Company Meeting; or

(II)	any person (other than the Purchaser or any of its affiliates) shall have publicly announced and not withdrawn an intention to make a Company Acquisition Proposal;

and

(B)	within 365 days following the date of such termination:

(I)	a Company Acquisition Proposal is consummated with any person; or

(II)	the Company or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of a Company Acquisition Proposal with any person and such Acquisition Proposal is subsequently consummated at any time thereafter, provided, however, that for the purposes of this Section 5.2(a)(i) all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “50% or more”;

(ii)	this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Company Change of Recommendation] or Section 6.1(c)(ii)(B) [Company Breach of No-Shop or Related Matters]; or

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(iii)	this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(v) [Company Superior Proposal].

(b)	In the case of the occurrence of a Company Termination Fee Event referred to in:

(i)	Section 5.2(a)(i), on or prior to the earlier of:

(A)	completion of; or

(B)	entry into,

an Acquisition Agreement in respect of the applicable Company Acquisition Proposal;

(ii)	Section 5.2(a)(ii) within one (1) Business Day following termination of this Agreement; or

(iii)	Section 5.2(a)(iii), prior to or concurrent with termination of this Agreement,

the Company shall pay to the Purchaser a termination fee of $4.0 million (the “Company Termination Fee”) by wire transfer in immediately available funds to an account specified by the Purchaser.

(c)	Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser’s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties and the Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(d)	The Parties agree that in the event that the Company Termination Fee becomes payable and is paid by the Company pursuant to this Section 5.2, the Company Termination Fee shall be the Purchaser’s and Acquireco’s sole and exclusive remedy for monetary damages under this Agreement, provided, however, that:

(i)	nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful misconduct in connection with this Agreement;

(ii)	nothing contained in this Section 5.2 shall preclude the Purchaser from seeking:

(A)	injunctive relief in accordance with Section 8.18 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement; or

(B)	specific performance of any of the acts, covenants or agreements set forth in this Agreement or the Confidentiality Agreement, without the necessity of posting a bond or security in connection therewith; and

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(iii)	nothing contained in this Section 5.2 shall modify the Company’s obligation to pay the Purchaser for its reasonable, documented, out-of-pocket expenses incurred in connection with the Transaction in accordance with Section 5.5.

5.3	Reserved.

5.4	Other Expenses

Each Party will pay:

(a)	its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement; and

(b)	any other costs, fees and expenses whatsoever and howsoever incurred;

and will indemnify and save harmless the other Party from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder, provided, however, that Purchaser and the Company shall be equally responsible for all filing fees incurred in connection with the HSR Act, Section 721 or any other Antitrust Laws in connection with the consummation of the transactions contemplated by this Agreement (if applicable); and provided further, (i) in the event the Company terminates this Agreement pursuant to Section 6.1(b)(iv), the Purchaser shall promptly pay to the Company the amount of the Company’s reasonable, documented, out-of-pocket fees and expenses incurred in furtherance of the Transaction, subject to a maximum of $600,000, and (ii) in the event the Purchaser terminates this Agreement pursuant to Section 6.1(b)(ii) or Section 6.1(b)(iii), the Company shall promptly pay to the Purchaser the amount of the Purchaser’s reasonable, documented, out-of-pocket fees and expenses incurred in furtherance of the Transaction, subject to a maximum of $600,000, (which amount shall be creditable against any Company Termination Fee payable pursuant to Section 5.2(a)(i)).

Article 6

TERMINATION

6.1	Termination

(a)	Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b)	Termination by Either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time, if:

(i)	the Effective Time does not occur on or before the Outside Date, provided that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	the Company Meeting is held and the Merger Resolution is not approved by the Company Common Stockholders in accordance with applicable Laws;

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(iii)	the Company Meeting is held and the Merger Resolution is not approved by the Company Preferred Stockholders in accordance with applicable Laws; or

(iv)	the Purchaser Meeting is held and the Purchaser Meeting Resolution is not approved by the Purchaser Shareholders in accordance with applicable Laws;

(v)	any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Merger or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, provided that the right to terminate this Agreement under this Section 6.1(b)(iv) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Merger.

(c)	Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i)	the Company Board or any committee thereof:

(A)	fails to publicly make the Company Recommendation in the Company Proxy Statement;

(B)	withdraws, modifies, qualifies or changes, in a manner adverse to the Purchaser, the Company Recommendation;

(C)	fails to reaffirm the Company Recommendation as contemplated by Section 5.1(h);

(D)	accepts, approves, endorses or recommends any Company Acquisition Proposal; or

(E)	publicly proposes or announces its intention to do any of the foregoing (each of the foregoing a “Company Change of Recommendation”);

(ii)	the Company:

(A)	enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.1(d)); or

(B)	breaches any of its material obligations or material covenants set forth in Section 5.1;

(iii)	subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied by the Outside Date, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

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(iv)	a Company Material Adverse Effect has occurred and is continuing.

(d)	Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if:

(i)	[omitted];

(ii)	[omitted];

(iii)	subject to compliance with Section 6.3, if the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied.

(iv)	a Purchaser Material Adverse Effect has occurred and is continuing; or

(v)	at any time prior to the approval of the Merger Resolution, if the Company Board approves and authorizes the Company to enter into a definitive agreement providing for the implementation of a Company Superior Proposal in accordance with Section 5.1(f), subject to the Company:

(A)	complying with the terms of Section 5.1; and

(B)	paying the Company Termination Fee.

6.2	Void upon Termination

(a)	If this Agreement is terminated pursuant to Section 6.1, then:

(i)	this Agreement shall become void and of no force and effect; and

(ii)	no Party will have any liability or further obligation to the other Party hereunder,

except that the provisions of this Section 6.2, Section 5.2, Section 5.4 and Article 8 (other than Section 8.6 and Section 8.11) shall survive any termination hereof pursuant to Section 6.1.

(b)	Neither:

(i)	the termination of this Agreement; nor

(ii)	anything contained in Section 5.2 or this Section 6.2,

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will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement.

(c)	Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3	Notice and Cure Provisions

(a)	If any Party determines, at any time prior to the Effective Time, that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, then such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date.

(b)	Neither the Company nor the Purchaser may:

(i)	elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof; or

(ii)	exercise any termination right arising therefrom,

and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith, and in any event prior to the Effective Time, the Party intending to rely thereon has given a written notice to the other Party.

(c)	The notice required pursuant to Section 6.3(b) must specify, in reasonable detail all breaches of:

(i)	covenants;

(ii)	representations and warranties; or

(iii)	other matters,

which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be.

(d)	If any notice required pursuant to Section 6.3(b) is duly given, then provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the:

(i)	Outside Date; and

(ii)	date of expiration of a period of 15 Business Days from such notice.

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(e)	If notice required pursuant to Section 6.3(b) is duly given prior to the date of the Company Meeting or the Purchaser Meeting, then such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Article 7

CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Merger are subject to the satisfaction, or mutual waiver by the Parties, on or before the Closing Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a)	the Merger Resolution has been approved by the Company Common Stockholders and Company Preferred Stockholders at the Company Meeting, in accordance with the applicable Laws;

(b)	the Purchaser Meeting Resolution has been approved by the Purchaser Stockholders at the Purchaser Meeting, in accordance with the applicable Laws;

(c)	all necessary filings pursuant to the HSR Act (if required) shall have been made and all applicable waiting periods thereunder shall have expired or been terminated, and CFIUS Approval shall have been obtained;

(d)	the Form F-4 shall have become effective under the U.S. Securities Act and shall not be the subject of any stop order;

(e)	the Purchaser Shares issuable as Common Stock Consideration and the Purchaser Shares issuable upon conversion of the Purchaser Preferred Shares issuable as Preferred Stock Consideration pursuant to this Agreement shall have been (i) conditionally approved for listing and posting for trading on the TSX and (ii) approved for listing and posting for trading on the NYSE American, subject only to satisfaction of the standard listing conditions, including notice of issuance;

(f)	there shall be in effect no Law or Order (whether temporary, preliminary or permanent) that has the effect of prohibiting the consummation of the Merger, and no litigation instituted by any Governmental Authority seeking to prohibit the consummation of the Merger shall be pending, and

(g)	no:

(i)	Law shall have been enacted, issued, promulgated, enforced, made, entered, issued or applied; or

(ii)	proceeding shall have been taken, or be pending or threatened under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent),

that makes the Merger illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Merger.

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7.2	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Merger will be subject to the satisfaction, or waiver by the Company, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Purchaser and Acquireco shall have complied in all material respects with their obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Closing;

(b)	(i) the representations and warranties of the Purchaser and Acquireco in Section 3.2 and Schedule F, other than the representations and warranties in Sections 1.1, 1.2, 1.3, 1.12 and 1.13 of Schedule F, shall be true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) at and as of Closing Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except for breaches of representations and warranties which have not and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; (ii) the representations and warranties in Section 1.1, 1.3, 1.12 and 1.13 of Schedule F shall be true and correct in all respects at and as of the Closing Date as if made on and as of such date (not disregarding for this purpose any materiality or Purchaser Material Adverse Effect qualifications contained therein, and except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date), and (iii) the representations and warranties in Section 1.2 (Capital Structure) of Schedule F shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such date (not disregarding for this purpose any materiality or Purchaser Material Adverse Effect qualifications contained therein, and except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date);

(c)	the Purchaser has complied with its obligations under Section 2.14 and the Depositary shall have confirmed receipt of the Merger Consideration;

(d)	the Company shall have received a certificate of the Purchaser and Acquireco:

(i)	signed by a senior officer of each company; and

(ii)	dated the Closing Date,

certifying that the conditions set out in Section 7.2(a) and Section 7.2(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(e)	the Company shall have received a certificate of each of the Purchaser and Acquireco:

(i)	signed by a senior officer of the applicable company; and

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(ii)	dated the Closing Date,

and certifying that appended thereto are:

(iii)	true and complete copies of the Charter Documents of the applicable company, including their respective notice of articles, articles, articles of incorporation, bylaws or equivalent,

(iv)	certificates of good standing (or equivalent) issued by the relevant corporate registry or secretary of state confirming the existence and good standing of the applicable company as of a date no earlier than two Business Days prior to the Closing Date,

(v)	certified copies of resolutions of the Board of Directors of the applicable company approving the entering into of the Agreement and the consummation of the transactions contemplated hereby, and

(vi)	a certificate of incumbency of the applicable company;

(f)	there has not occurred, prior to the Effective Time:

(i)	a Purchaser Material Adverse Effect; or

(ii)	any event, occurrence, circumstance or development that would reasonably be expected to have a Purchaser Material Adverse Effect; and

(g)	an individual designated by the Company (and reasonably acceptable to the Purchaser Board), will have been appointed to the Purchaser Board to be effective immediately after the Effective Time.

7.3	Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser and Acquireco to complete the Merger will be subject to the satisfaction, or waiver by the Purchaser, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)	the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Closing;

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(b)	(i) the representations and warranties of the Company in Section 3.1 and Schedule E, other than the representations and warranties in Sections 1.1(a), 1.1(b), 1.1(d), 1.2 and 1.3 and 1.27 of Schedule E, shall be true and correct (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at and as of Closing Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except for breaches of representations and warranties which have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties in Section 1.1(a), 1.1(b), 1.1(d), 1.3 and 1.27 of Schedule E shall be true and correct in all respects at and as of the Closing Date as if made on and as of such date (not disregarding for this purpose any materiality or Company Material Adverse Effect qualifications contained therein, and except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date), and (iii) the representations and warranties in Section 1.2 (Capital Structure) of Schedule E shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such date (not disregarding for this purpose any materiality or Company Material Adverse Effect qualifications contained therein, and except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date);

(c)	each of the Company Significant Shareholders will have entered into a Support Agreement with the Purchaser, none of such Company Significant Shareholder Support Agreements will have been terminated and none of the Company Significant Shareholders will have breached, in any material respect, any of the representations, warranties and covenants thereof;

(d)	each of the Directors and Named Executive Officers of the Company will have entered into a Company Support Agreement with the Purchaser, none of such Company Support Agreements will have been terminated and none of the Directors and Named Executive Officers of the Company will have breached, in any material respect, any of the representations, warranties and covenants thereof;

(e)	the Company Common Stock remains “regularly traded” on an established securities market within the meaning of Section 897 of the Code and Treasury Regulation Section 1.897-9T(d);

(f)	the Purchaser shall have received a certificate of the Company:

(i)	signed by a senior officer of the Company; and

(ii)	dated the Closing Date,

certifying that the conditions set out in Section 7.3(a) and Section 7.3(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(g)	the Purchaser shall have received a certificate of the Company:

(i)	signed by a senior officer of the Company; and

(ii)	dated the Closing Date,

and certifying that appended thereto are:

(iii)	true and complete copies of the Charter Documents of each of the Company and its subsidiaries, including their respective notice of articles, articles, articles of incorporation, bylaws or equivalent,

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(iv)	certificates of good standing (or equivalent) issued by the relevant corporate registry or secretary of state confirming the existence and good standing of each of the Company and its subsidiaries as of a date no earlier than two Business Days prior to the Closing Date,

(v)	certified copies of resolutions of the Board of Directors approving the entering into of the Agreement and the consummation of the transactions contemplated hereby, and

(vi)	a certificate of incumbency of the Company;

(h)	payments to the Company Board Financial Advisor shall have been made by the Company in accordance with the terms of the engagement letters disclosed to the Purchaser in the Data Room Information and the Company shall have provided evidence of payment in such amounts as set forth in the engagement letters and no greater amount has been paid or is owed to the Company Board Financial Advisor; and

(i)	there has not occurred, prior to the Effective Time:

(i)	a Company Material Adverse Effect; or

(ii)	any event, occurrence, circumstance or development that would reasonably be expected to have a Company Material Adverse Effect.

Article 8

GENERAL

8.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)	if to the Purchaser or Acquireco as follows:

Americas Silver Corporation

145 King Street West Suite 2870

Toronto, ON M5H 1J8

Attention:	Darren Blasutti
Facsimile No.:	1 (866) 401-3069
E-mail:	dblasutti@americassilvercorp.com

with a copy (which will not constitute notice) to:

Blake, Cassels & Graydon LLP

199 Bay Street West Suite 4000

Toronto, ON M5L 1A9

Attention:	Michael Hickey
Facsimile No.:	(416) 863-2653
E-mail:	michael.hickey@blakes.com

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and a copy (which will not constitute notice) to:

Troutman Sanders LLP

401 9th Street, N. W. Suite 1000

Washington, D.C. 20004

Attention:	Thomas M. Rose
Facsimile No.:	(757) 687-1529
E-mail:	thomas.rose@troutman.com

if to the Company:

Pershing Gold Corporation

1658 Cole Blvd., Bldg 6

Suite 210

Lakewood, CO 80401

Attention:	Stephen Alfers
Facsimile No.:	(720) 974-7249
E-mail:	salfers@pershinggold.com

with a copy (which will not constitute notice) to:

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

Attention:	Brian Boonstra
Facsimile No.:	303 893 1379
E-mail:	brian.boonstra@dgslaw.com

or to such other persons, addresses or facsimile numbers as may be designated in writing by the person entitled to receive such communication as provided above.

8.2	Notices deemed given

Any demand, notice or other communication given pursuant to Section 8.1 will be taken to be duly given, in the case of delivery by:

(a)	hand, when delivered;

(b)	facsimile, on receipt by the sender of a transmission control report from the despatching machine showing the:

(i)	relevant number of pages;

(ii)	correct destination fax machine number or name of the recipient; and

(iii)	the transmission has been made without error;

and

76

(c)	email, on receipt by the sender of an email message from the recipient, specifically acknowledging receipt, such acknowledgement being in a form that is not automatically generated,

but if the result is that a demand, notice or other communication would be taken to be given or made on a day that is not a Business Day or the demand, notice or other communication is delivered later than 4:00 pm (local time of the recipient), then it will be taken to have been duly given or made at the commencement of business on the next Business Day.

8.3	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.4	Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.5	Third Party Beneficiaries

(a)	Except as provided in Section 4.9(a), which, without limiting its terms, is intended as stipulations for the benefit of the Indemnified Parties, the Parties intend that:

(i)	this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties; and

(ii)	no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)	Despite the foregoing, the Parties acknowledge to each of the Indemnified Parties their direct rights against the applicable Party under Section 4.9(a), which are intended for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

8.6	Time of Essence

Time is of the essence of this Agreement.

8.7	Public Announcements

(a)	Except as described in this Agreement, no Party shall issue any news release or otherwise make written public statements with respect to the Merger or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)	Neither the Party shall make any filing with any Governmental Authority with respect to the Merger or the transactions contemplated hereby without prior consultation with the other, provided, however, that:

77

(i)	the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws; and

(ii)	the Party making the disclosure shall use commercially reasonable efforts to:

(A)	give prior oral or written notice to the other Party; and

(B)	reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing),

and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing.

(c)	Except as otherwise required by Section 5.1, the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any news release, public statement, disclosure or filing by the Company with regard to an Acquisition Proposal or a Company Change of Recommendation.

(d)	The Parties acknowledge that this Agreement may be filed under such Party’s profile on SEDAR and on EDGAR without any further notice to any of them.

8.8	Anti-Takeover Statutes

Assuming the accuracy of the representations and warranties of the Purchaser and Acquireco set forth in Section 1.12 of Schedule F: (a) the Company Board has taken all action necessary to render inapplicable NRS 78.378 – 78.3793 and NRS 78.438 – 78.444 as they relate to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, the Company Support Agreement and Company Significant Shareholder Support Agreement, and (b) no other “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to Purchaser, the Acquireco, the Company, the Merger, or any other transaction contemplated by this Agreement.

8.9	Section 16 Matters

Prior to the Effective Time, the Company, the Purchaser, and Acquireco shall each take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act any dispositions of shares of Company Common Stock or Company Preferred Stock (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to the Company immediately prior to the Effective Time.

8.10	Governing Law; Attornment

(a)	This Agreement shall be governed by and construed in accordance with, including as to validity, interpretation and effect, the internal Laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Nevada.

78

(b)	Each of the Parties hereby:

(i)	irrevocably agrees that any Legal Action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the courts of the State of Nevada, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the relevant federal court;

(ii)	agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.1 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof;

(iii)	irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforementioned courts;

(iv)	irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (X) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.10; (Y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (Z) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.11	Entire Agreement

(a)	This Agreement constitutes, together with the Confidentiality Agreement and the Loan Agreement, the entire agreement between the Parties with respect to the subject matter thereof.

(b)	There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement, the Confidentiality Agreement and the Loan Agreement.

79

8.12	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended or supplemented in any and all respects, by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Stockholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c)	waive compliance with or modify any of the:

(i)	conditions precedent referred to in Article 7; or

(ii)	any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties,

provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Company Stockholders under the Merger without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Merger as may be required by the Court.

8.13	Waiver and Modifications

(a)	At any time prior to the Effective Time, any Party may:

(i)	waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto;

(ii)	extend the time for the performance of any of the obligations or acts of the other Parties;

(iii)	unless prohibited by applicable Law, waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto; or

(iv)	unless prohibited by applicable Law, waive the fulfillment of any condition to its own obligations contained herein.

(b)	No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless:

(i)	made in writing; and

(ii)	signed by the Party or Parties purporting to give the same,

and, unless otherwise provided, will be limited to the specific breach or condition waived.

80

(c)	The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

(d)	No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled.

(e)	No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.14	Severability

If any term or provision of this Agreement is determined by any court of competent jurisdiction to be invalid, illegal or unenforceable, that term or provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Merger.

8.15	Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that:

(a)	they and their respective counsel have reviewed and negotiated this Agreement;

(b)	the Parties have adopted this Agreement as the joint agreement and understanding of the Parties;

(c)	the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent;

(d)	the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document; and

(e)	no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.16	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Closing Date reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Acquireco, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Acquireco, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

81

8.17	Remedies

Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

8.18	Injunctive Relief

Subject to Section 5.2(d), the Parties agree that irreparable harm would occur if any of the provisions of this Agreement:

(a)	are not performed in accordance with their specific terms; or

(b)	are otherwise breached,

for which money damages would not be an adequate remedy at law and accordingly agree that, in addition to any other remedy to which a Party may be entitled at law or in equity, a Party will be entitled to seek an injunction or injunctions and other equitable relief to prevent breaches of this Agreement and the Parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

8.19	No Personal Liability

(a)	No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Merger on behalf of the Purchaser.

(b)	No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Merger on behalf of the Company.

8.20	Waiver of Jury Trial

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.20.

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8.21	Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other Parties.

[Remainder of page has been left intentionally blank. Signature page follows.]

83

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMERICAS SILVER CORPORATION

By:	/s/ Darren Blasutti
	Name:	Darren Blasutti
	Title:	President and CEO

R MERGER SUB, INC.

By:	/s/ Darren Blasutti
	Name:	Darren Blasutti
	Title:	Director

[Signature page to Agreement and Plan of Merger]

PERSHING GOLD CORPORATION

By:	/s/ Stephen D. Alfers
	Name:	Stephen D. Alfers
	Title:	President and CEO

[Signature page to Agreement and Plan of Merger]

SCHEDULE A

ARTICLES OF INCORPORATION

A-1

040105

Filed in the office of	Document Number
Barbara K. Cegavske (signature)	20180422206-17
Barbara K. Cegavske	Filing Date and Time
Secretary of State	09/26/2018 4:33 PM
State of Nevada	Entity Number
	E0453592018-0

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: R MERGER SUB, INC.

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: REW R GOODENOW
Name

[ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below)

Street Address | City | Nevada | Zip Code

Mailing Address (if different from street address) | City | Nevada | Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares with par value: | Par value per share: $ | Number of shares without par value: 2500

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

	Name	Street Address	City	State	Zip Code
1)	DARREN BLASUTTI	145 KING ST. WEST, SUITE 2870	TORONTO ONTARIO, CAN		M5H 1J8
2)	WARREN VARGA	145 KING ST. WEST, SUITE 2870	TORONTO ONTARIO, CAN		M5H 1J8

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be: ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions) [ ] Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

Name: REW GOODENOW

X REW GOODENOW
Incorporator Signature

8. Certificate of Acceptance of Appointment of Registered Agent:

Date: 9/26/2018

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 1-5-15

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov Filed in the office of Document Number 20180422206-17 Barbara K. Cegavske Secretary of State Filing Date and Time 09/26/2018 4:33 PM State of Nevada Entity Number E0453592018-0 Articles of Incorporation (PURSUANT TO NRS CHAPTER 78) (This document was filed electronically.) USE BLACK INK ONLY - DO NOT HIGHLIGHT ABOVE SPACE IS FOR OFFICE USE ONLY 1. Name of Corporation: R MERGER SUB, INC. 2. Registered Agent for Service Commercial Registered Agent: REW R GOODENOW of Process' Name only (check Noncommercial Registered Agent OR | Office or Position with Entity only one box) (name and address below) OR (name and address below) Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity Nevada Street Address City Zip Code Nevada Mailing Address (if different from street address) City Zip Code 3. Authorized Number of Stock: (number of Number of shares shares corporation is shares with Par value without authorized to issue) par value: per share: $ par value: 2500 4. Names and 1) DARREN BLASUTTI Addresses of the Name Board of 145 KING ST. WEST SUITE 2870 TORONTO ONTARIO, CAN M5H 1J8 Directors/Trustees: Street Address (each Director/Trustee Street Address State Zip Code (each Director/Trustee must be a natural person 2) WARREN VARGA at least 10 years of age: Name attach additional page it more than two 145 KING ST. WEST, SUITE 2870 TORONTO ONTARIO, CAN M5H 1J8 directors/trustees) Street Address City State Zip Code 5. Purpose: (optional; The purpose of the corporation shall be: 6. Benefit Corporation: required only if Benefit :ANY LEGAL PURPOSE (see instructions) .—. Corporation status Yes selected) — I declare, to the beet of my knowledge under penalty of perjury, that the Information contained herein is correct and acknowledge 7. Name, Address that pursuant to NRS 259.330, It is a category C felony to knowingly offer any false or forged lnstrument for filing in the Office of and Signature of the secretary or state. Incorporator: (attach REW GOODENOW REW GOODENOW additional page if more Incorporator Signature 50 W. LIBERTY ST., SUITE 750 REN0 NV 89501 Address City State Zip Code 8. Certificate of / hereby accept appointment as Registered Agent for the above named Entity. Acceptance of Appointment of REW R GOODENOW Registered Agent: 9/26/2018 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date Nevada Secretary of State NRS 76 Articles This form must be accompanied by appropriate fees. Revised: 1-5-15

Articles of Incorporation (PURSUANT TO NRS CHAPTER 78) (This document was filed electronically.) Articles of Incorporation CONTINUED Includes data that is too long to fit in the fields on the NRS 78 Form and all additional director/trustees and incorporators ENTITY NAME: R MERGER SUB, INC. FOREIGN NAME NOT APPLICABLE TRANSLATION: PURPOSE: ANY LEGAL PURPOSE REGISTERED AGENT REW R GOODENOW NAME: STREET ADDRESS: NOT APPLICABLE MAILING ADDRESS: NOT APPLICABLE ADDITIONAL DIRECTORS/TRUSTEES PETER MCRAE 145 KING ST. WEST, SUITE 2870 TORONTO ONTARIO, CAN, CA M5H IJ8 PAGE 2

SECRETARY OF STATE STATE OF NEVADA Sa CORPORATE CHARTER I, Barbara K. Cegavske, the duly elected and qualified Nevada Secretary of State, do hereby certify that R MERGER SUB, INC., did on September 26, 2018, file in this office the original Articles of Incorporation; that said Articles of Incorporation is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada. IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 26, 2018. Barbara K. Cegavske Certified By: Electronic Filing Certificate Number: C20180926-2115 Secretary of State

(PROFIT) INITIAL/ANNUAL LIST OF OFFICERS, DIRECTORS AND STATE BUSINESS LICENSE APPLICATION OF: entity number R MERGER SUB, INC. E0453592018-0 USE BLACK INK ONLY - DO NOT HIGHLIGHT *100103* **YOU MAY FILE THIS FORM ONLINE AT www.nvsilverflume.gov** Filed in the office of Document Number Return one file stamped copy. (If filing not accompanied by order instructions, file 20180422207-28 stamped copy will be sent to registered agent.) Barbara K. Cegavske IMPORTANT: Read instructions before completing and returning this form. Secretary of State 09/26/2018 4:33 PM 1. Print or type names and addresses, either residence or business, lor all officers and directors. A Stale of Nevada Entity Number President. Secretary. Treasurer, or equivalent of and all Directors must be named. There must be al E0453592018-0 least one director. An Officer must sign the form. FORM WILL BE RETURNED IF UNSIGNED. 2. If there are additional officers, attach a list of them to this form. 3. Return the completed form with the filing fee. Annual list fee is based upon the current total (This document was filed electronically.) authorized stock as explained in the Annual List Fee Schedule For Profit Corporations. A $75.00 ABOVE SPACE IS FOR OFFICE USE ONLY penalty must be added for failure to file this form by the deadline. An annual list received more than SO days before its due date shall be deemed an amended list for the previous year. 4. State business license fee is $500.00/$200.00 for Professional Corporations filed pursuant to NRS Chapter 89. Effective 2/1/2010, £100.00 must be added for failure to the form by deadline. 5. Make your check payable to the Secretary of State. 6. Ordering Copies: If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. A copy fee of $2.00 per page is required for each additional copy generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order. 7. Return the completed form to: Secretary of State. 202 North Carson Street, Carson City. Nevada 89701 -4201. (775) 684-5708. 8. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark dale is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include annual list and business license fees will result in rejection of filing. CHECK ONLY IF APPLICABLE AND ENTER EXEMPTION CODE IN BOX BELOW Pursuant to NRS Chapter 76. this entity is exempt from the business license lee. Exemption code: NRS 76,020 Exemption Codes NOTE: If claiming an exemption, a notarized Declaration of Eligibility form must be attached. Failure to 001 - Governmental Entity attach the Declaration of Eligibility form will result in rejection, which could result in late fees. 006 - NRS 680B.020 Insurance Co This corporation is a publicly traded corporation. The Central Index Key number is: This publicly traded corporation is not required to have a Central Index Key number. NAME TITLE(S) DARREN BLASUTT1 PRESIDENT (OR EQUIVALENT OF) ADDRESS CITY STATE ZIP CODE 145 KING ST. WEST, SUITE 2870. CAN TORONTO ONTARIO M5H 1J8 NAME TITLE(S) PETER MCRAE SECRETARY (OR EQUIVALENT OF) ADDRESS CITY STATE ZIP CODE 145 KING ST. WEST, SUITE 2870. CAN TORONTO ONTARIO M5H 1J8 NAME TITLE(S) WARREN VARGA TREASURER (OR EQUIVALENT OF) ADDRESS CITY STATE ZIP CODE 145 KING ST. WEST, SUITE 2870. CAN TORONTO ONTARIO M5H 1J8 NAME TITLE (S) DARREN BLASUTTI DIRECTOR ADDRESS CITY STATE ZIP CODE 145 KING ST. WEST, SUITE 2870. CAN TORONTO ONTARIO M5H 1J8 None of the officers or directors Identified In the list of officers has been identified with the fraudulent Intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct. I declare, to the best of my knowledge under penalty of perjury, that the information contained herein Is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any faise or forged Instrument tor filing in the Office of the Secretary of State. Title Date X REW R GOODENOW ORGANIZER 9/26/2018 4:33:14 PM Signature of Officer or Nevada Secretary of State List Profit Other Authorized Signature Form: 100103 Revised: 7-1-17

(PROFIT) INITIAL/ANNUAL LIST OF OFFICERS AND DIRECTORS OF: ENTITY NUMBER R MERGER SUB, INC. E0453592018-0 NAME PETER MCRAE ADDRESS 145 KING ST. WEST, SUITE 2870 , CAN TITLE(S) DIRECTOR CITY TORONTO ONTARIO STATE ZIP CODE M5H 1J8 NAME WARREN VARGA ADDRESS 145 KING ST. WEST, SUITE 2870 , CAN TITLE(S) DIRECTOR CITY TORONTO ONTARIO STATE ZIP CODE M5H 1J8 NAME TITLE(S) ADDRESS CITY STATE ZIP CODE NAME TITLE(S) ADDRESS CITY STATE ZIP CODE NAME TITLE(S) ADDRESS city STATE ZIP CODE NAME TITLE(S) ADDRESS CITY STATE ZIP CODE NAME TITLE(S) ADDRESS CITY STATE ZIP CODE NAME TITLE(S) ADDRESS CITY STATE ZIP CODE NAME TITLE(S) ADDRESS CITY STATE ZIP CODE NAME TITLE (S) ADDRESS CITY STATE ZIP CODE Nevada Secretary of State List Profit AP Revised: 3-28-14

SECRETARY OF STATE NEVADA STATE BUSINESS LICENSE R MERGER SUB, INC. Nevada Business Identification # NV20181694680 Expiration Date: September 30, 2019 In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business Li cense for business activities conducted within the State of Nevada. Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration. IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on September 26, 2018 Barbara K. Cegavske Secretary of State You may verify this license at www.nvsos.gov under the Nevada Business Search. License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which by law cannot be waived.

STATE OF NEVADA BARBARA K. CEGAVSKE Secretary of State KIMBERLEY PERONDI Deputy Secretary for Commercial Recordings Commercial Recordings Division 202 N. Carson Street Carson City, NV89701-4201 Telephone (775) 684-5708 Fax (775) 684-7138 OFFICE OF THE SECRETARY OF STATE REW GOODENOW PARSONS BEHLE & LATIMER 50 W. LIBERTY ST., SUITE 750 RENO, NV 89501 Job:C20180926-2115 September 26, 2018 Special Handling Instructions: Charges Description Document Number Filing Date/Time Qty Price Amount Articles of lncorporation 20180422206-17 9/26/2018 4:33:14 PM 1 $75.00 $75.00 Initial List 20180422207-28 9/26/2018 4:33:16 PM 1 $150.00 $150.00 Business License 9/2018- 20180422207-28 9/26/2018 4:33:16 PM 1 $500.00 $500.00 9/2019 Total $725.00 Payments Type Description Amount Credit 09387G|5380047926636591303087 $725.00 Total $725.00 Credit Balance: $0.00 Job Contents: Corp Charter 1 File Stamped Copies 2 Business License 1 REW GOODENOW PARSONS BEHLE & LATIMER 50 W. LIBERTY ST., SUITE 750 RENO, NV 89501

SCHEDULE B -1

MERGER RESOLUTION

B-1-1

SCHEDULE B-1

MERGER RESOLUTION

The Pershing Board of Directors recommends a vote “FOR” the following proposal:

To authorize, approve and adopt the Agreement and Plan of Merger, dated September 28, 2018 (the “Merger Agreement”), by and among Pershing Gold Corporation (“Pershing”), R Merger Sub, Inc. (“Acquireco”) and Americas Silver Corporation (“Americas Silver”), which provides, among other things, for the merger of Acquireco with and into Pershing, with Pershing surviving as a wholly-owned subsidiary of Americas Silver, on and subject to the terms and conditions contained therein, as more fully described in the accompanying proxy statement.

SCHEDULE B-2

PURCHASER MEETING RESOLUTIONS

B-2-1

SCHEDULE B-2

PURCHASER MEETING RESOLUTIONS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Americas Silver Corporation (“USA”) be and is hereby authorized to amend its articles to increase the authorized share capital of USA by creating an unlimited number of a new class of shares designated as Class A preferred shares, which shares shall have the respective rights, privileges, restrictions and conditions as set out in Appendix A attached hereto, with the result being that upon the issuance of a Certificate of Amendment effecting the foregoing, the authorized capital of USA shall consist of an unlimited number of common shares and an unlimited number of preferred shares (the “Special Resolution”).

2. Notwithstanding that this resolution has been duly passed by the shareholders of USA, the directors of USA be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the amendment of USA’s articles and to determine not to proceed with increasing the authorized share capital of USA.

3. Any officer or director of USA is hereby authorized and directed, for and on behalf of USA, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Provided that the Special Resolution is passed, the agreement and plan of merger between USA, R Merger Sub, Inc. and Pershing Gold Corporation (“Pershing”) dated September 28, 2018, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Merger Agreement”), and all transactions contemplated thereby, are hereby authorized, approved and adopted, including, among other things, the acquisition by USA of all the issued and outstanding shares of common stock of Pershing (the “Pershing Common Shares”) in exchange for common shares of USA (the “USA Shares”) at a share exchange ratio of 0.715 USA Shares per Pershing Share.

2. Notwithstanding that this resolution has been duly passed by the shareholders of USA, the directors of USA be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the Effective Time (as such term is defined in the Merger Agreement) and to determine not to proceed with the transactions contemplated in the Merger Agreement.

3. Any officer or director of USA is hereby authorized and directed, for and on behalf of USA, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

APPENDIX A

CLASS A PREFERRED SHARES

SHARE CONDITIONS

The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

Class A Preferred Shares

1.	Definitions. In these share conditions, the following words and phrases shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act;

(b)	“Affiliate” has the meaning ascribed to it on the date hereof in Rule 405 under the Securities Act;

(c)	“Automatic Conversion Event” means the first to occur of:

(i)	there being no holder of Class A Preferred Shares whose Fully Diluted Ownership Percentage equals or exceeds five percent (5%); and

(ii)	the consummation of a Change of Control;

(d)	“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by law to close;

(e)	“Change of Control” means, in relation to the Corporation:

(i)	a merger, amalgamation, arrangement or other transaction or series of related transactions resulting in the combination of the Corporation with or into another entity, where the holders of Common Shares immediately prior to any such transaction, directly or indirectly, do not continue to hold more than a 50% voting interest in (i) the continuing or surviving entity immediately following such transaction, or (ii) if the continuing or surviving entity is a wholly-owned subsidiary of another Person immediately following such transaction, the controlling Person of such continuing or surviving entity;

(ii)	the sale, lease, license, transfer or other disposition of all or substantially all of the Corporation’s assets (other than to an Affiliate of the Corporation); or

(iii)	a transaction, or series of related transactions, as a result of which any person or group of affiliated persons becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing at least 50% of the total voting power represented by the Corporation’s then-outstanding voting securities.

(f)	“Common Shares” means the common shares in the capital of the Corporation;

(g)	“Conversion Ratio” means one Common Share per Class A Preferred Share;

(h)	“Fully Diluted Ownership Percentage” means, with respect to any holder of Class A Preferred Shares, as of any date of determination, an amount, expressed as a percentage, equal to

(i)	the sum of (A) the number of Common Shares such holder would be entitled to receive if all of such holder’s Class A Preferred Shares were converted into Common Shares on such date at the Conversion Ratio and (B) the number of Common Shares held by such Holder on such date divided by

(ii)	the sum of (A) the aggregate number of Common Shares issuable upon conversion into Common Shares of all Class A Preferred Shares outstanding on such date and (B) the aggregate number of Common Shares outstanding on such date;

(i)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(j)	“Notice of Conversion” means the form attached hereto as Annex A;

(k)	“Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof; and

(l)	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.	Voting Rights. Subject to the Act, the holders of the Class A Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

3.	Dividends. The Corporation shall not declare, pay or set aside any dividends on the Common Shares or any class or series of shares convertible into Common Shares (other than dividends on Common Shares payable in Common Shares) unless the holders of the Class A Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Class A Preferred Share in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Shares.

4.	Conversion at Option of Holder.

(a)	General. A holder of any Class A Preferred Shares shall, subject to paragraph 4(c) below, be entitled to convert the whole or any part of the Class A Preferred Shares registered in the name of such holder on the books of the Corporation into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof.

(b)	Notice of Conversion. A holder of Class A Preferred Shares who wishes the whole or any part of such shares to be converted shall tender to the Corporation at its registered office a Notice of Conversion specifying that such holder desires to have the whole or any part of the Class A Preferred Shares registered in the name of such holder converted into Common Shares, together with the share certificates, if any, representing the Class A Preferred Shares which the registered holder desires to have converted. If a part only of the Class A Preferred Shares represented by any certificates are converted, a new certificate for the balance shall be issued to the holder by the Corporation.

(c)	Beneficial Ownership Limitation. The Corporation shall not effect any conversion of Class A Preferred Shares pursuant to Section 4, and a holder of Class A Preferred Shares shall not have the right to convert any portion of Class A Preferred Shares held by such holder pursuant to Section 4, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such holder (together with such holder’s Affiliates, and any Persons acting as a group together with such holder or any of such holder’s Affiliates) would beneficially own or control in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned or controlled by such holder and its Affiliates shall include the number of Common Shares issuable upon conversion of the Class A Preferred Shares with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (i) conversion of the remaining, unconverted Class A Preferred Shares beneficially owned by such holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph 4(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. To the extent that the limitation contained in this paragraph 4(c) applies, the determination of whether the Class A Preferred Shares are convertible (in relation to other securities owned by such holder together with any Affiliates) and of how many Class A Preferred Shares are convertible shall be in the sole discretion of such holder, and the submission of a Notice of Conversion shall be deemed to be such holder’s determination of whether the Class A Preferred Shares may be converted (in relation to other securities owned by such holder together with any Affiliates) and how many Class A Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. For purposes of this paragraph 4(c), in determining the number of outstanding Common Shares, a holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (i) the Corporation’s most recent financial statements (whether quarterly or annual) filed on the System for Electronic Document Analysis and Retrieval, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation setting forth the number of Common Shares outstanding. Upon the written or oral request of a holder, the Corporation shall within two Business Days confirm orally and in writing to such holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Class A Preferred Shares, by such holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Class A Preferred Shares held by the applicable holder. A holder, upon not less than 61 days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this paragraph 4(c) applicable to its Class A Preferred Shares and the provisions of this paragraph 4(c) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Corporation and shall only apply to such holder and no other holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this paragraph 4(c) to correct this paragraph 4(c) (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

5.	Automatic Conversion.

(a)	General. The Class A Preferred Shares shall automatically be converted into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof, upon the occurrence of the Automatic Conversion Event.

(b)	Time and Mechanics of Conversion. The automatic conversion of the Class A Preferred Shares into Common Shares pursuant to paragraph 5(a) shall be deemed made immediately prior to (and conditioned upon) the occurrence of the Automatic Conversion Event, and the Person(s) entitled to receive the Common Shares issuable upon such automatic conversion shall be treated for all purposes as the record holder or holders of such Common Shares on such date. The Corporation shall, as soon as practicable after the occurrence of the Automatic Conversion Event:

(i)	issue and deliver to such holder, at the address of record of the holder on the Corporation’s books and records, a certificate or certificates for the number of Common Shares (rounded up to the nearest whole Common Share) to which the holder shall be entitled in respect of the shares of Class A Preferred Shares so converted; and

(ii)	pay to such holder in cash any declared and unpaid dividends on the Class A Preferred Shares so converted.

6.	Anti-Dilution. In the event the Class A Preferred Shares or the Common Shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class, an appropriate adjustment shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of such shares, and the Corporation shall promptly deliver to each holder of record of Class A Preferred Shares a notice setting forth the applicable adjustment.

7.	No Impairment. The Corporation shall not, in any manner, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of Sections 4 and 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Class A Preferred Shares under Sections 4 and 5 against impairment.

8.	Distribution Rights. In the event of the liquidation, dissolution or winding up of the Corporation, or any return of capital, or any other distribution of assets of the Corporation among its shareholders for purposes of winding up its affairs, whether voluntary or involuntary, the Class A Preferred Shares shall rank pari passu with the Common Shares.

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT

CLASS A PREFERRED SHARES)

The undersigned hereby elects to convert the number of Class A Preferred Shares indicated below into common shares of Americas Gold Corporation (the “Common Shares”), a corporation existing under the Canada Business Corporations Act (the “Corporation”), according to the conditions hereof, as of the date written below. The undersigned will pay all taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the holder for any conversion, except for any such taxes.

Date to Effect Conversion:

Number of Class A Preferred Shares owned prior to Conversion:

Number of Class A Preferred Shares to be Converted:

Number of shares of Common Stock to be Issued:

Number of shares of Class A Preferred Shares subsequent to Conversion:

Address for Delivery:

or

DWAC Instructions:

Broker no:

Account no:

[HOLDER]

By:
Name:
Title:

SCHEDULE C-1

FORM OF COMPANY SUPPORT AGREEMENT

C-1-1

SCHEDULE C-1

SUPPORT AGREEMENT

PERSHING GOLD CORPORATION

September 28, 2018

TO:	[Name of Director/Executive Officer]
(the “Securityholder”)

Pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger dated as of September 28, 2018 (the “Merger Agreement”), among Americas Silver Corporation, a corporation incorporated under the federal laws of Canada (the “Purchaser”), Pershing Gold Corporation, a Nevada corporation (the “Company”), and R Merger Sub, Inc., a Nevada corporation (“Acquireco”), Acquireco will merge with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in the Merger Agreement, and (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.715 of a Purchaser Share (the “Common Stock Consideration”), and (ii) each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will be, at the election of the holder thereof, either (A) converted into the right to receive four hundred sixty-one and 440/1000ths (461.440) Purchaser Preferred Shares or (B) converted into the right to receive the Common Stock Consideration to which such Preferred Stockholder would be entitled if such share of Company Preferred Stock were converted pursuant to clause (i) above, all by way of a Plan of Merger (the “Merger”) pursuant to the provisions of Chapter 92A of the Nevada Revised Statutes.

Capitalized terms used in this support agreement (“Support Agreement”) and not otherwise defined herein that are defined in the Merger Agreement shall have the respective meanings ascribed thereto in the Merger Agreement, as it may be amended from time to time.

This Support Agreement sets out the terms and conditions on which the Securityholder agrees:

i.	to support the Merger;

ii.	to vote in favor of the resolutions put forth at the Company Meeting to approve the Merger Resolution, including the approval of the Merger and other related matters, all of the Company Common Stock and Company Preferred Stock legally or beneficially owned, directly or indirectly, or over which the Securityholder exercises control, as listed immediately below the signature of the Securityholder evidencing the Securityholder’s acceptance of this Support Agreement (the “Acceptance”), any additional Company Common Stock or Company Preferred Stock which the Securityholder may acquire after the date hereof but prior to the record date for the Company Meeting, including on the exercise, conversion or exchange of any Company Options or Company Warrants (the “Convertible Securities”) as listed immediately below the Securityholder’s Acceptance, and any other securities which are otherwise entitled to be voted at the Company Meeting legally or beneficially owned, directly or indirectly, or over which the Securityholder exercises control, (collectively, all such Company Common Stock, Company Preferred Stock, and Convertible Securities being referred to as the “Subject Securities”); and

iii.	to comply with the restrictions, obligations and covenants of the Securityholder set forth herein.

ARTICLE 1

COVENANTS OF THE SECURITYHOLDER

1.1       The Securityholder acknowledges and agrees that he or she has received a copy of the Merger Agreement.

1.2       The Securityholder hereby covenants and agrees, from the date hereof until the earlier of: (i) the termination of this Support Agreement pursuant to Article 3 hereof; and (ii) the Effective Time, except in accordance with the terms of this Support Agreement:

a.	to irrevocably vote or cause to be voted at the Company Meeting the Subject Securities in favor of the Merger Resolution and any other resolutions approving matters related to, or resolutions necessary or desirable to implement, the Merger to be considered at the Company Meeting and to deliver a proxy, or to the extent that the Securityholder is a beneficial owner, a voting instruction form, in each case duly completed and executed in respect of all of the Subject Securities, giving effect to such vote no later than ten (10) Business Days prior to the Company Meeting;

b.	not to exercise, assert or perfect any (i) rights of appraisal, (ii) rights to dissent in connection with the Merger that the Securityholder may have by virtue of ownership of the Subject Securities, or (iii) any other rights available to the Securityholder to delay, upset or challenge the Merger;

c.	not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action, derivative or otherwise, against the Purchaser and/or Acquireco, the Company, or any of their respective successors: (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (ii) to the fullest extent permitted under Law, alleging a breach of any duty of the Company Board, the Purchaser or Acquireco in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby;

d.	not to exercise any stockholder rights or remedies available at common law pursuant to applicable securities or other laws to delay, hinder, upset or challenge the Merger;

e.	not to option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an encumbrance on, grant a security interest in or otherwise convey any Subject Securities or any voting rights attached thereto or any other right or interest therein, or agree to do any of the foregoing, provided that, for the avoidance of doubt: (i) the Securityholder shall be entitled to exercise any Convertible Securities held by the Securityholder during the term of this Support Agreement, and (ii) any Subject Securities issued on exercise of Convertible Securities during the term of this Support Agreement shall be subject to the terms of this Support Agreement;

f.	not to grant or agree to grant any proxy or other right to the Subject Securities, or enter into any voting trust or pooling agreement or Merger or enter into or subject any of such Subject Securities to any other agreement, Merger, understanding or commitment, formal or informal, with respect to or relating to the voting thereof, other than in support of the resolution approving the Merger and other related matters to be considered at the Company Meeting;

g.	not to requisition or join in the requisition of any meeting of the Company Stockholders for the purpose of considering any resolution;

h.	not to, in any manner, directly or indirectly, including through any Representative, solicit, assist, initiate, or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any Company Acquisition Proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to a Company Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement a Company Acquisition Proposal;

i.	not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Company Common Stock or Company Preferred Stock or act in concert or jointly with any other person for the purpose of acquiring Company Common Stock or Company Preferred Stock for the purpose of affecting the control of the Company;

j.	not to deposit or cause to be deposited the Securityholder’s Subject Securities under any Company Acquisition Proposal;

k.	to immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than with the Purchaser or the Company or any Representative of the Purchaser or the Company) with respect to any Company Acquisition Proposal or any potential Company Acquisition Proposal; and

l.	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

1.3        Nothing in this Article 1 shall prevent a Securityholder who is a member of the Company Board or is a senior officer of the Company from engaging, in the Securityholder’s capacity as a director or senior officer of the Company, in discussions or negotiations with a person in response to a Company Acquisition Proposal in circumstances where the Company is permitted by Section 5.1 of the Merger Agreement to engage in such discussions or negotiations. For greater certainty, the Securityholder acknowledges that this Section 1.3 shall not affect the Securityholder’s obligation to vote the Subject Securities.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1       The Securityholder by its acceptance hereof represents and warrants as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Support Agreement and the Merger Agreement:

a.	the Securityholder is the legal or beneficial owner, directly or indirectly, of or controls all of the Subject Securities set forth immediately below the Securityholder’s Acceptance and the Securityholder is the registered or beneficial owner of such Subject Securities;

b.	as of the date of execution of this Support Agreement, (i) the only securities of the Company legally or beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed immediately below the Securityholder’s Acceptance, and (ii) other than any Convertible Securities listed immediately below the Securityholder’s Acceptance and Company Common Stock and Company Preferred Stock issuable on the exercise or conversion of such Convertible Securities, the Securityholder does not own, directly or indirectly, or control any convertible securities and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Company;

c.	the Securityholder has the sole right to vote all the Subject Securities now beneficially owned or controlled;

d.	all the Subject Securities held by the Securityholder, set forth immediately below the Securityholder’s Acceptance, will, immediately prior to the Effective Time, be beneficially owned by the Securityholder with good and marketable title thereto, free and clear of any and all encumbrances and are and will at such time be issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

e.	the Securityholder has no agreement, option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Subject Securities or any interest therein or right thereto, except pursuant to this Support Agreement;

f.	the Securityholder has no voting trust, pooling or stockholder agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or pooling agreement, or other agreement or Merger affecting the Subject Securities or the ability of the Securityholder to exercise all ownership rights thereto, including the voting of the Subject Securities;

g.	there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of the Securityholder, pending or threatened against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities, as set forth immediately below the Securityholder’s Acceptance, and there is no judgment, decree or order against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities;

h.	the execution and delivery by the Securityholder of this Support Agreement, the authorization of this Support Agreement by the Securityholder, and the performance by the Securityholder of its obligations under this Support Agreement:

i.	do not require any authorization to be obtained by the Securityholder (other than such authorizations as have been obtained by the Securityholder on or before the date hereof); and

ii.	will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (A) any applicable laws; (B) any note, bond, mortgage, indenture, contract or agreement to which the Securityholder is party or by which the Securityholder or its assets is bound; or (C) any judgment, decree, order or award of any governmental entity having jurisdiction over the Securityholder;

i.	the Securityholder has independently and without reliance upon the Purchaser, and based on such information as the Securityholder has deemed appropriate, made its own analysis and decision to enter into this Support Agreement; the Securityholder acknowledges that the Purchaser has not made and makes no representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Support Agreement and the Merger Agreement; and

j.	this Support Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and to general principles of equity.

2.2       The Purchaser represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying upon such representations and warranties in connection with entering into this Support Agreement:

a.	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation or continuance and has the requisite corporate power and capacity to execute and deliver this Support Agreement, to enter into the Merger Agreement and to perform its obligations hereunder and under the Merger Agreement;

b.	this Support Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and general principles of equity; and

c.	neither the execution and delivery by the Purchaser of this Support Agreement or the Merger Agreement, nor the performance by the Purchaser of its obligations under this Support Agreement or the Merger Agreement shall result in the breach or violation of, or constitute a default under, or conflict with any provision of:

i.	the constating documents, by-laws or resolutions of the Purchaser Board (or any committee thereof); or

ii.	any laws to which the Purchaser is subject or by which the Purchaser is bound,

except where such breach or violation individually or in the aggregate would not reasonably be expected to materially adversely affect the Purchaser’s ability to perform its obligations under this Support Agreement or the Merger Agreement.

ARTICLE 3
TERMINATION

3.1       This Support Agreement will automatically terminate on the first to occur of:

a.	at any time by mutual consent of the Purchaser and the Securityholder;

b.	completion of the Merger in accordance with the Merger Agreement;

c.	termination of the Merger Agreement in accordance with its terms;

d.	by written notice of the Securityholder if the Purchaser has not complied in any material respect with its covenants contained in this Support Agreement or if any representation or warranty of the Purchaser herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Merger and is not curable or, if curable, is not cured by the earlier of: (i) the date which is five (5) days from the date of written notice of such breach; and (ii) the Business Day prior to the Effective Time; provided that at the time of such termination pursuant to this Section 3.1(d) by the Securityholder, the Securityholder is not in default in any material respect in the performance of its obligations under this Support Agreement; or

e.	by written notice of the Purchaser if the Merger Resolution is not approved by the requisite majority of Company Stockholders.

3.2       Upon termination pursuant to Section 3.1 the provisions of this Agreement will become void and no party shall have any liability to the other party, provided that no termination pursuant to Section 3.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

ARTICLE 4
GENERAL

4.1       In this Support Agreement, unless otherwise expressly stated or the context otherwise requires:

a.	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Support Agreement and not to any particular Section of or Schedule to this Support Agreement;

b.	references to an “Article” or a “Section” are references to an Article or a Section of this Support Agreement;

c.	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

d.	the term “Business Day” shall have the meanings ascribed thereto in the Merger Agreement;

e.	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

f.	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

4.2       The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Support Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

4.3       This Support Agreement shall become effective in respect of the Securityholder upon both: (a) execution and delivery thereof by the Securityholder; and (b) the execution and delivery of the Merger Agreement by the Purchaser and the Company.

4.4       This Support Agreement may be executed by facsimile or electronically and in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Support Agreement to produce more than one counterpart.

4.5       The Securityholder consents to the disclosure of the substance of this Support Agreement in any press release or any circular relating to the Merger and to the filing of this Support Agreement as may be required pursuant to applicable laws.

4.6       This Support Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives. This Support Agreement shall not be assignable by any party except in accordance with Section 4.7.

4.7       This Support Agreement and the rights hereunder are not transferable or assignable by the Securityholder or the Purchaser, as applicable, without the prior written consent of the other (which consent may be withheld at the discretion of the other).

4.8       Time shall be of the essence of this Support Agreement.

4.9       If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Support Agreement.

4.10       The Securityholder acknowledges that it:

a.	has been advised by the Purchaser to seek independent legal advice;

b.	has sought such independent legal advice or deliberately decided not to do so;

c.	understands its rights and obligations under this Support Agreement; and

d.	is executing this Support Agreement voluntarily.

4.11       Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:

a.	in the case of a Securityholder, to the address set forth opposite the Securityholder’s Acceptance; and

b.	if to the Purchaser:

Americas Silver Corporation

145 King Street West Suite 2870

Toronto, ON M5H 1J8

Attn: Darren Blasutti

Email: dblasutti@americassilvercorp.com

With a copy to:

Troutman Sanders LLP

401 9th Street, N. W. Suite 1000

Washington, D.C. 20004

Attn: Thomas M. Rose

Email: thomas.rose@troutman.com

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 4.11, and if so given shall be deemed to have been given on the date on which it was actually received at the address provided herein (if received on a Business Day, if not, the next succeeding Business Day) and if sent by electronic mail transmission be deemed to have been given at the time of actual receipt of the complete electronic mail transmission at the e-mail address provided herein (if actually received prior to 5:00 p.m. (local time at the point of receipt) on a Business Day, if not the next succeeding Business Day).

4.12       This Support Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

4.13       This Support Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Nevada, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the State of Nevada.

4.14       The Securityholder recognizes and acknowledges that this Support Agreement is an integral part of the Purchaser entering into the Merger Agreement, and that the Purchaser would not contemplate proceeding with entering into the Merger Agreement unless this Support Agreement was entered into by the Securityholder, and that a breach by the Securityholder of any covenants or other commitments contained in this Support Agreement will cause the Purchaser to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, the Securityholder agrees that, in the event of any such breach, the Purchaser shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and the Securityholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

[Remainder of page intentionally left blank.]

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to the undersigned the enclosed Support Agreement by electronic mail or otherwise.

AMERICAS SILVER CORPORATION

By:
Name:
Title:

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed ______________________, 2018.

Address for Notice:	Name of Securityholder:

Signature:

Registered or Beneficial Holder	Number of Shares of Common Stock	Number of Shares of Preferred Stock	Number of Convertible Securities
			Warrants	Options

TOTAL:

SCHEDULE C-2

FORM OF PURCHASER SUPPORT AGREEMENT

C-2-1

SCHEDULE C-2

SUPPORT AGREEMENT

AMERICAS SILVER CORPORATION

September 28, 2018

TO:	[Name of Director/Executive Officer]
(the “Securityholder”)

Pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger dated as of September 28, 2018 (the “Merger Agreement”), among Americas Silver Corporation, a corporation incorporated under the federal laws of Canada (the “Purchaser”), Pershing Gold Corporation, a Nevada corporation (the “Company”), and R Merger Sub, Inc., a Nevada corporation (“Acquireco”), Acquireco will merge with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in the Merger Agreement, and (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.715 of a Purchaser Share (the “Common Stock Consideration”), and (ii) each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will be, at the election of the holder thereof, either (A) converted into the right to receive four hundred sixty-one and 440/1000ths (461.440) Purchaser Preferred Shares or (B) converted into the right to receive the Common Stock Consideration to which such Preferred Stockholder would be entitled if such share of Company Preferred Stock were converted pursuant to clause (i) above, all by way of a Plan of Merger (the “Merger”) pursuant to the provisions of Chapter 92A of the Nevada Revised Statutes.

Capitalized terms used in this support agreement (“Support Agreement”) and not otherwise defined herein that are defined in the Merger Agreement shall have the respective meanings ascribed thereto in the Merger Agreement, as it may be amended from time to time.

This Support Agreement sets out the terms and conditions on which the Securityholder agrees:

i.	to support the Merger;

ii.	to vote in favor of the resolutions put forth at the Purchaser Meeting to approve the Purchaser Meeting Resolutions, including the approval of the Purchaser Issuance Resolution, the Purchaser Charter Amendment Resolution, and other matters related thereto, all of the Purchaser Shares legally or beneficially owned, directly or indirectly, or over which the Securityholder exercises control, as listed immediately below the signature of the Securityholder evidencing the Securityholder’s acceptance of this Support Agreement (the “Acceptance”), any additional Purchaser Shares which the Securityholder may acquire after the date hereof but prior to the record date for the Purchaser Meeting, including on the exercise, conversion or exchange of any Purchaser Options or Purchaser Warrants (the “Convertible Securities”) as listed immediately below the Securityholder’s Acceptance, and any other securities which are otherwise entitled to be voted at the Purchaser Meeting legally or beneficially owned, directly or indirectly, or over which the Securityholder exercises control, (collectively, all such Purchaser Shares and Convertible Securities being referred to as the “Subject Securities”); and

iii.	to comply with the restrictions, obligations and covenants of the Securityholder set forth herein.

ARTICLE 1

COVENANTS OF THE SECURITYHOLDER

1.1       The Securityholder acknowledges and agrees that he or she has received a copy of the Merger Agreement.

1.2       The Securityholder hereby covenants and agrees, from the date hereof until the earlier of: (i) the termination of this Support Agreement pursuant to Article 3 hereof; and (ii) the Effective Time, except in accordance with the terms of this Support Agreement:

a.	to irrevocably vote or cause to be voted at the Purchaser Meeting the Subject Securities in favor of the Purchaser Meeting Resolutions, including the approval of the Purchaser Issuance Resolution and the Purchaser Charter Amendment Resolution, and any other resolutions approving matters related to, or resolutions necessary or desirable to implement, the Purchaser Meeting Resolutions to be considered at the Purchaser Meeting and to deliver a proxy, or to the extent that the Securityholder is a beneficial owner, a voting instruction form, in each case duly completed and executed in respect of all of the Subject Securities, giving effect to such vote no later than ten (10) Business Days prior to the Purchaser Meeting;

b.	not to exercise, assert or perfect any rights available to the Securityholder to delay, upset or challenge the Merger;

c.	not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action, derivative or otherwise, against the Purchaser and/or Acquireco, the Company, or any of their respective successors: (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (ii) to the fullest extent permitted under Law, alleging a breach of any duty of the Company Board, the Purchaser or Acquireco in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby;

d.	not to exercise any shareholder rights or remedies available at common law pursuant to applicable securities or other laws to delay, hinder, upset or challenge the Merger;

e.	not to option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an encumbrance on, grant a security interest in or otherwise convey any Subject Securities or any voting rights attached thereto or any other right or interest therein, or agree to do any of the foregoing, provided that, for the avoidance of doubt: (i) the Securityholder shall be entitled to exercise any Convertible Securities held by the Securityholder during the term of this Support Agreement, and (ii) any Subject Securities issued on exercise of Convertible Securities during the term of this Support Agreement shall be subject to the terms of this Support Agreement;

f.	not to grant or agree to grant any proxy or other right to the Subject Securities, or enter into any voting trust or pooling agreement or Merger or enter into or subject any of such Subject Securities to any other agreement, Merger, understanding or commitment, formal or informal, with respect to or relating to the voting thereof, other than in support of the resolution approving the Merger and other related matters to be considered at the Purchaser Meeting;

g.	not to requisition or join in the requisition of any meeting of the Purchaser Shareholders for the purpose of considering any resolution;

h.	not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Purchaser Shares or act in concert or jointly with any other person for the purpose of acquiring Purchaser Shares for the purpose of affecting the control of the Purchaser; and

i.	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1       The Securityholder by its acceptance hereof represents and warrants as follows and acknowledges that the Company is relying upon such representations and warranties in connection with entering into this Support Agreement and the Merger Agreement:

a.	the Securityholder is the legal or beneficial owner, directly or indirectly, of or controls all of the Subject Securities set forth immediately below the Securityholder’s Acceptance and the Securityholder is the registered or beneficial owner of such Subject Securities;

b.	as of the date of execution of this Support Agreement, (i) the only securities of the Purchaser legally or beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed immediately below the Securityholder’s Acceptance, and (ii) other than any Convertible Securities listed immediately below the Securityholder’s Acceptance and Purchaser Shares issuable on the exercise or conversion of such Convertible Securities, the Securityholder does not own, directly or indirectly, or control any convertible securities and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of the Purchaser;

c.	the Securityholder has the sole right to vote all the Subject Securities now beneficially owned or controlled;

d.	all the Subject Securities held by the Securityholder, set forth immediately below the Securityholder’s Acceptance, will, immediately prior to the Effective Time, be beneficially owned by the Securityholder with good and marketable title thereto, free and clear of any and all encumbrances and are and will at such time be issued and outstanding as fully paid and non-assessable shares in the capital of the Purchaser;

e.	the Securityholder has no agreement, option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Securityholder of any of the Subject Securities or any interest therein or right thereto, except pursuant to this Support Agreement;

f.	the Securityholder has no voting trust, pooling or shareholder agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or pooling agreement, or other agreement or Merger affecting the Subject Securities or the ability of the Securityholder to exercise all ownership rights thereto, including the voting of the Subject Securities;

g.	there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of the Securityholder, pending or threatened against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities, as set forth immediately below the Securityholder’s Acceptance, and there is no judgment, decree or order against the Securityholder that would adversely affect in any manner the ability of the Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities;

h.	the execution and delivery by the Securityholder of this Support Agreement, the authorization of this Support Agreement by the Securityholder, and the performance by the Securityholder of its obligations under this Support Agreement:

i.	do not require any authorization to be obtained by the Securityholder (other than such authorizations as have been obtained by the Securityholder on or before the date hereof); and

ii.	will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (A) any applicable laws; (B) any note, bond, mortgage, indenture, contract or agreement to which the Securityholder is party or by which the Securityholder or its assets is bound; or (C) any judgment, decree, order or award of any governmental entity having jurisdiction over the Securityholder;

i.	the Securityholder has independently and without reliance upon the Company, and based on such information as the Securityholder has deemed appropriate, made its own analysis and decision to enter into this Support Agreement; the Securityholder acknowledges that the Company has not made and makes no representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Support Agreement and the Merger Agreement; and

j.	this Support Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation of the Securityholder, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and to general principles of equity.

2.2       The Company represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying upon such representations and warranties in connection with entering into this Support Agreement:

a.	The Company is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation or continuance and has the requisite corporate power and capacity to execute and deliver this Support Agreement, to enter into the Merger Agreement and to perform its obligations hereunder and under the Merger Agreement;

b.	this Support Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws affecting creditors’ rights generally, and general principles of equity; and

c.	neither the execution and delivery by the Company of this Support Agreement or the Merger Agreement, nor the performance by the Company of its obligations under this Support Agreement or the Merger Agreement shall result in the breach or violation of, or constitute a default under, or conflict with any provision of:

i.	the constating documents, by-laws or resolutions of the Company Board (or any committee thereof); or

ii.	any laws to which the Company is subject or by which the Company is bound,

except where such breach or violation individually or in the aggregate would not reasonably be expected to materially adversely affect the Company’s ability to perform its obligations under this Support Agreement or the Merger Agreement.

ARTICLE 3
TERMINATION

3.1       This Support Agreement will automatically terminate on the first to occur of:

a.	at any time by mutual consent of the Company and the Securityholder;

b.	completion of the Merger in accordance with the Merger Agreement;

c.	termination of the Merger Agreement in accordance with its terms;

d.	by written notice of the Securityholder if the Company has not complied in any material respect with its covenants contained in this Support Agreement or if any representation or warranty of the Company herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Merger and is not curable or, if curable, is not cured by the earlier of: (i) the date which is five (5) days from the date of written notice of such breach; and (ii) the Business Day prior to the Effective Time; provided that at the time of such termination pursuant to this Section 3.1(d) by the Securityholder, the Securityholder is not in default in any material respect in the performance of its obligations under this Support Agreement; or

e.	by written notice of the Company if the Purchaser Meeting Resolutions are not approved by the requisite majority of Purchaser Shareholders.

3.2       Upon termination pursuant to Section 3.1 the provisions of this Agreement will become void and no party shall have any liability to the other party, provided that no termination pursuant to Section 3.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

ARTICLE 4
GENERAL

4.1       In this Support Agreement, unless otherwise expressly stated or the context otherwise requires:

a.	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Support Agreement and not to any particular Section of or Schedule to this Support Agreement;

b.	references to an “Article” or a “Section” are references to an Article or a Section of this Support Agreement;

c.	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

d.	the term “Business Day” shall have the meanings ascribed thereto in the Merger Agreement;

e.	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

f.	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

4.2       The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Support Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

4.3       This Support Agreement shall become effective in respect of the Securityholder upon both: (a) execution and delivery thereof by the Securityholder; and (b) the execution and delivery of the Merger Agreement by the Purchaser and the Company.

4.4       This Support Agreement may be executed by facsimile or electronically and in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Support Agreement to produce more than one counterpart.

4.5       The Securityholder consents to the disclosure of the substance of this Support Agreement in any press release or any circular relating to the Merger and to the filing of this Support Agreement as may be required pursuant to applicable laws.

4.6       This Support Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives. This Support Agreement shall not be assignable by any party except in accordance with Section 4.7.

4.7       This Support Agreement and the rights hereunder are not transferable or assignable by the Securityholder or the Company, as applicable, without the prior written consent of the other (which consent may be withheld at the discretion of the other).

4.8       Time shall be of the essence of this Support Agreement.

4.9       If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Support Agreement.

4.10       The Securityholder acknowledges that it:

a.	has been advised by the Company to seek independent legal advice;

b.	has sought such independent legal advice or deliberately decided not to do so;

c.	understands its rights and obligations under this Support Agreement; and

d.	is executing this Support Agreement voluntarily.

4.11       Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:

a.	in the case of a Securityholder, to the address set forth opposite the Securityholder’s Acceptance; and

b.	if to the Company:

Pershing Gold Corporation

1658 Cole Blvd., Bldg 6

Suite 210

Lakewood, CO 80401

Attn: Stephen Alfers

Email: salfers@pershinggold.com

With a copy to:

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

Attn: Brian Boonstra

Email: brian.boonstra@dgslaw.com

or at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 4.11, and if so given shall be deemed to have been given on the date on which it was actually received at the address provided herein (if received on a Business Day, if not, the next succeeding Business Day) and if sent by electronic mail transmission be deemed to have been given at the time of actual receipt of the complete electronic mail transmission at the e-mail address provided herein (if actually received prior to 5:00 p.m. (local time at the point of receipt) on a Business Day, if not the next succeeding Business Day).

4.12       This Support Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

4.13       This Support Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Nevada, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the State of Nevada.

4.14       The Securityholder recognizes and acknowledges that this Support Agreement is an integral part of the Company entering into the Merger Agreement, and that the Company would not contemplate proceeding with entering into the Merger Agreement unless this Support Agreement was entered into by the Securityholder, and that a breach by the Securityholder of any covenants or other commitments contained in this Support Agreement will cause the Company to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, the Securityholder agrees that, in the event of any such breach, the Company shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and the Securityholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

[Remainder of page intentionally left blank.]

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to the undersigned the enclosed Support Agreement by electronic mail or otherwise.

PERSHING GOLD CORPORATION

By:
Name:
Title:

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed ______________________, 2018.

Address for Notice:	Name of Securityholder:

Signature:

Registered or Beneficial Holder	Number of Shares of Common Stock	Number of Convertible Securities
		Warrants	Options

TOTAL:

SCHEDULE D

PURCHASER PREFERRED STOCK TERMS

D-1

SHARE CONDITIONS

The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:

Class A Preferred Shares

1.	Definitions. In these share conditions, the following words and phrases shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act;

(b)	“Affiliate” has the meaning ascribed to it on the date hereof in Rule 405 under the Securities Act;

(c)	“Automatic Conversion Event” means the first to occur of:

(i)	there being no holder of Class A Preferred Shares whose Fully Diluted Ownership Percentage equals or exceeds five percent (5%); and

(ii)	the consummation of a Change of Control;

(d)	“Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by law to close;

(e)	“Change of Control” means, in relation to the Corporation:

(i)	a merger, amalgamation, arrangement or other transaction or series of related transactions resulting in the combination of the Corporation with or into another entity, where the holders of Common Shares immediately prior to any such transaction, directly or indirectly, do not continue to hold more than a 50% voting interest in (i) the continuing or surviving entity immediately following such transaction, or (ii) if the continuing or surviving entity is a wholly-owned subsidiary of another Person immediately following such transaction, the controlling Person of such continuing or surviving entity;

(ii)	the sale, lease, license, transfer or other disposition of all or substantially all of the Corporation’s assets (other than to an Affiliate of the Corporation); or

(iii)	a transaction, or series of related transactions, as a result of which any person or group of affiliated persons becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing at least 50% of the total voting power represented by the Corporation’s then-outstanding voting securities.

(f)	“Common Shares” means the common shares in the capital of the Corporation;

(g)	“Conversion Ratio” means one Common Share per Class A Preferred Share;

(h)	“Fully Diluted Ownership Percentage” means, with respect to any holder of Class A Preferred Shares, as of any date of determination, an amount, expressed as a percentage, equal to

(i)	the sum of (A) the number of Common Shares such holder would be entitled to receive if all of such holder’s Class A Preferred Shares were converted into Common Shares on such date at the Conversion Ratio and (B) the number of Common Shares held by such Holder on such date divided by

(ii)	the sum of (A) the aggregate number of Common Shares issuable upon conversion into Common Shares of all Class A Preferred Shares outstanding on such date and (B) the aggregate number of Common Shares outstanding on such date;

(i)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(j)	“Notice of Conversion” means the form attached hereto as Annex A;

(k)	“Person” means any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof; and

(l)	“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.	Voting Rights. Subject to the Act, the holders of the Class A Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

3.	Dividends. The Corporation shall not declare, pay or set aside any dividends on the Common Shares or any class or series of shares convertible into Common Shares (other than dividends on Common Shares payable in Common Shares) unless the holders of the Class A Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Class A Preferred Share in an amount at least equal to the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Shares.

4.	Conversion at Option of Holder.

(a)	General. A holder of any Class A Preferred Shares shall, subject to paragraph 4(c) below, be entitled to convert the whole or any part of the Class A Preferred Shares registered in the name of such holder on the books of the Corporation into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof.

(b)	Notice of Conversion. A holder of Class A Preferred Shares who wishes the whole or any part of such shares to be converted shall tender to the Corporation at its registered office a Notice of Conversion specifying that such holder desires to have the whole or any part of the Class A Preferred Shares registered in the name of such holder converted into Common Shares, together with the share certificates, if any, representing the Class A Preferred Shares which the registered holder desires to have converted. If a part only of the Class A Preferred Shares represented by any certificates are converted, a new certificate for the balance shall be issued to the holder by the Corporation.

(c)	Beneficial Ownership Limitation. The Corporation shall not effect any conversion of Class A Preferred Shares pursuant to Section 4, and a holder of Class A Preferred Shares shall not have the right to convert any portion of Class A Preferred Shares held by such holder pursuant to Section 4, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such holder (together with such holder’s Affiliates, and any Persons acting as a group together with such holder or any of such holder’s Affiliates) would beneficially own or control in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned or controlled by such holder and its Affiliates shall include the number of Common Shares issuable upon conversion of the Class A Preferred Shares with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (i) conversion of the remaining, unconverted Class A Preferred Shares beneficially owned by such holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this paragraph 4(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. To the extent that the limitation contained in this paragraph 4(c) applies, the determination of whether the Class A Preferred Shares are convertible (in relation to other securities owned by such holder together with any Affiliates) and of how many Class A Preferred Shares are convertible shall be in the sole discretion of such holder, and the submission of a Notice of Conversion shall be deemed to be such holder’s determination of whether the Class A Preferred Shares may be converted (in relation to other securities owned by such holder together with any Affiliates) and how many Class A Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Corporation shall have no obligation to verify or confirm the accuracy of such determination. For purposes of this paragraph 4(c), in determining the number of outstanding Common Shares, a holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (i) the Corporation’s most recent financial statements (whether quarterly or annual) filed on the System for Electronic Document Analysis and Retrieval, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation setting forth the number of Common Shares outstanding. Upon the written or oral request of a holder, the Corporation shall within two Business Days confirm orally and in writing to such holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the Class A Preferred Shares, by such holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Class A Preferred Shares held by the applicable holder. A holder, upon not less than 61 days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this paragraph 4(c) applicable to its Class A Preferred Shares and the provisions of this paragraph 4(c) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Corporation and shall only apply to such holder and no other holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this paragraph 4(c) to correct this paragraph 4(c) (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

5.	Automatic Conversion.

(a)	General. The Class A Preferred Shares shall automatically be converted into Common Shares at the Conversion Ratio, without the payment of any additional consideration by the holder thereof, upon the occurrence of the Automatic Conversion Event.

(b)	Time and Mechanics of Conversion. The automatic conversion of the Class A Preferred Shares into Common Shares pursuant to paragraph 5(a) shall be deemed made immediately prior to (and conditioned upon) the occurrence of the Automatic Conversion Event, and the Person(s) entitled to receive the Common Shares issuable upon such automatic conversion shall be treated for all purposes as the record holder or holders of such Common Shares on such date. The Corporation shall, as soon as practicable after the occurrence of the Automatic Conversion Event:

(i)	issue and deliver to such holder, at the address of record of the holder on the Corporation’s books and records, a certificate or certificates for the number of Common Shares (rounded up to the nearest whole Common Share) to which the holder shall be entitled in respect of the shares of Class A Preferred Shares so converted; and

(ii)	pay to such holder in cash any declared and unpaid dividends on the Class A Preferred Shares so converted.

6.	Anti-Dilution. In the event the Class A Preferred Shares or the Common Shares are at any time subdivided, consolidated or changed into a greater or lesser number of shares of the same or another class, an appropriate adjustment shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of such shares, and the Corporation shall promptly deliver to each holder of record of Class A Preferred Shares a notice setting forth the applicable adjustment.

7.	No Impairment. The Corporation shall not, in any manner, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of Sections 4 and 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Class A Preferred Shares under Sections 4 and 5 against impairment.

8.	Distribution Rights. In the event of the liquidation, dissolution or winding up of the Corporation, or any return of capital, or any other distribution of assets of the Corporation among its shareholders for purposes of winding up its affairs, whether voluntary or involuntary, the Class A Preferred Shares shall rank pari passu with the Common Shares.

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT

CLASS A PREFERRED SHARES)

The undersigned hereby elects to convert the number of Class A Preferred Shares indicated below into common shares of Americas Gold Corporation (the “Common Shares”), a corporation existing under the Canada Business Corporations Act (the “Corporation”), according to the conditions hereof, as of the date written below. The undersigned will pay all taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation. No fee will be charged to the holder for any conversion, except for any such taxes.

Date to Effect Conversion:

Number of Class A Preferred Shares owned prior to Conversion:

Number of Class A Preferred Shares to be Converted:

Number of shares of Common Stock to be Issued:

Number of shares of Class A Preferred Shares subsequent to Conversion:

Address for Delivery:

or

DWAC Instructions:

Broker no:

Account no:

[HOLDER]

By:
Name:
Title:

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

E-1

Schedule E
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.1	Organization and Qualification; Standing and Power; Charter Documents; Minutes; Subsidiaries

(a)	Organization and Qualification; Standing and Power. The Company and each of its subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed, or to be in good standing, would not have a Company Material Adverse Effect.

(b)	Charter Documents. The Data Room Information contains true, correct and complete copies of the Charter Documents of the Company and each of its subsidiaries. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Charter Documents in any material respect. Other than the amendment to the Certificate of Designation for Company Preferred Stock entered into on or about the date hereof, no action has been taking by the Company or any of its subsidiaries to amend or supersede its Charter Documents.

(c)	Minutes. The Company has made available to the Purchaser true, correct and complete copies of the minutes (or in the case of minutes that have not yet been finalized, a brief description of the meeting) of all meetings of shareholders, the Company Board and each committee of the Company Board and of any subsidiary board of directors and shareholders since January 1, 2018 and stock record books of the Company and its subsidiaries, in each case, other than any meetings of the Company Board at which the Merger or a similar transaction was considered. The minute books of the Company and its subsidiaries contain true, correct and complete records of all meetings of the Company Board or any subsidiary board of directors, and any committees of the Company Board or any subsidiary board of directors, and the shareholders of the Company or any subsidiary of the Company, in each case, in all material respects, except for any meetings of the Company Board or any committee of the Company Board at which the Merger was considered. At the Effective Time, all of those books and records will be in the possession of the Company and its subsidiaries. The Company and its subsidiaries have been managed and maintained in all material respects as separate legal entities, taken all actions required by applicable corporate or company Law and corporate or company formalities, and have maintained proper arms-length relationships among themselves.

(d)	Subsidiaries. Schedule 1.1(d) of the Company Disclosure Letter lists each of the subsidiaries of the Company as of the date hereof and its place of incorporation or organization. The Company, directly or indirectly, owns all of the issued and outstanding securities of each subsidiary of the Company. All of the issued and outstanding securities in each subsidiary of the Company have been validly issued, were issued free of pre-emptive rights and are fully paid and non-assessable, and except as disclosed in Schedule 1.1(d) of the Company Disclosure Letter are free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests.

1.2	Capital Structure

(a)	Capital Stock. The authorized capital stock of the Company consists of: (i) 200,000,000 shares of Company Common Stock, par value $0.0001 per share; and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share, of which 15,151 shares are designated as Company Preferred Stock. As of the close of business on September 28, 2018 (the “Capitalization Date”), 33,676,921 shares of Company Common Stock and are issued and outstanding, 8,946 shares of Company Preferred Stock are issued and outstanding, and no shares of capital stock are held in treasury. All of the outstanding shares of Company Common Stock and Company Preferred Stock (collectively, the “Company Stock”) have been duly authorized, are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights. Other than the Company Support Agreements, Certificate of Designation for the Company Preferred Stock, and this Agreement, the Company is not a party or subject to any agreement or understanding, and, to the Knowledge of the Company there is no agreement or understanding between any persons, that affects or relates to the voting or giving of written consents with respect to any securities of the Company or the voting by any director of the Company. No subsidiary of the Company owns any Company Stock.

(b)	Stock Options; Company RSUs; Company Restricted Stock.

(i)	As of the Capitalization Date, an aggregate of 2,128,117 shares of Company Common Stock were subject to issuance pursuant to Company Options. Schedule 1.2(b)(i) of the Company Disclosure Letter sets forth a true, correct, and complete list of each outstanding Company Option granted under the Company Equity Incentive Plans, and (a) the name of the holder of such Company Option, (b) the number of shares of Company Common Stock subject to such outstanding Company Option, (c) the exercise price of such Company Option, (d) the date on which such Company Option was granted or issued, (e) the applicable vesting schedule and the extent to which such Company Option is vested and exercisable as of the date hereof, and (g) the date on which such Company Option expires. All Company Common Stock subject to issuance under the Company Equity Incentive Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Except as set forth on Schedule 1.2(b)(i) of the Company Disclosure Letter, each outstanding Company Option was granted under the applicable Company Equity Incentive Plans. At Closing, the Company Options shall be treated as set forth in Section 2.11 of this Agreement and there are no agreements between the Company and any Company Optionholder to the contrary.

(ii)	Schedule 1.2(b)(ii) of the Company Disclosure Letter sets forth with respect to each Company RSU a true, correct, and complete list of (a) the name of the Company RSU Holder, (b) the number of Company RSUs held by such Company RSU Holder and (c) the grant date of the Company RSUs held by such Company RSU Holder. Each outstanding Company RSU was granted under the applicable Company Equity Incentive Plan. At Closing, the Company RSUs shall be treated as set forth in Section 2.12 of this Agreement and there are no agreements between the Company and any Company RSU Holder to the contrary.

(iii)	Intentionally Omitted.

(iv)	The Company has not issued any Company SARs under the Company Equity Incentive Plans.

(v)	The Company Equity Incentive Plans (a) were adopted, authorized and approved, and (b) have been operated in material compliance with, all applicable Laws and regulations of the applicable Exchanges, including in connection with any changes made to the original exercise price of any outstanding or previously exercised Company Option. Any grant of securities or changes in the terms of any prior grants, including with respect to Company Options or Company RSUs, were made in compliance with the terms of the applicable Company Equity Incentive Plan.

(vi)	Other than the Company Preferred Stock, Company Restricted Stock, Company Options, Company RSUs, and the Company Warrants as of the date of this Agreement, there are no outstanding (a) securities of the Company or any of its subsidiaries convertible into or exchangeable for Company Voting Debt or Company Common Stock, (b) options, warrants or other similar agreements or commitments to acquire from the Company or any of its subsidiaries, or obligations of the Company or any of its subsidiaries to issue, any Company Voting Debt or Company Common Stock (or securities convertible into or exchangeable for Company Voting Debt or Company Common Stock) the Company or (c) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Company Common Stock, in each case that have been issued by the Company or its subsidiaries (the items in clauses (a), (b) and (c), and the portion of the sentence preceding clause (a), together with the Company Stock, being referred to collectively as “Company Equity Securities”). All outstanding Company Stock, all outstanding Company Options, Company RSUs, Company Restricted Stock, Company Warrants, and all Company Equity Securities in any subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable Securities Laws.

(vii)	Other than the Company Warrants, there are no outstanding Contracts requiring the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Equity Securities. Neither the Company nor any of its subsidiaries is a party to any voting, shareholder rights or other similar agreement with respect to any Company Equity Securities.

(c)	Voting Debt; Company Warrants. No bonds, debentures, notes or other indebtedness issued by the Company or any of its subsidiaries (i) having the right to vote on any matters on which shareholders or equityholders of the Company or any of its subsidiaries may vote (and no such debt instruments are convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from any Company Equity Securities, are issued or outstanding (collectively, “Company Voting Debt”). An aggregate of 3,112,248 shares of Company Common Stock are subject to issuance upon exercise of the Company Warrants, and all such Company Warrants were granted pursuant to the executed or forms of Company Warrants provided to the Purchaser or set forth in the Company Public Disclosure Record. Schedule 1.2(c) of the Company Disclosure Letter sets forth a true, correct, and complete list of each outstanding Warrant and (a) the name of the holder of such Warrant, (b) the number of shares of Company Common Stock subject to such outstanding Warrant, (c) the exercise price of such Warrant, (d) the date on which such Warrant was granted or issued, and (e) the date on which such Warrant expires. The Company Warrants shall be treated as set forth in Section 2.13 of this Agreement and there are no agreements between the Company and any holders of the Company Warrants to the contrary.

(d)	No grants in respect of Company Options, Company Restricted Stock or Company RSUs involved any “back dating”, “forward dating”, “spring loading” or similar practices.

(e)	All Company Stock that may be issued pursuant to the exercise of outstanding Company Options or the vesting of the Company RSUs:

(i)	will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable;

(ii)	are not and will not be subject to or issued in violation of any Law or any pre-emptive rights; and

(iii)	have been recorded on the Company’s financial statements in accordance with U.S. GAAP.

(f)	All dividends and distributions on securities of the Company that have been declared or authorized have been paid in full.

(g)	Neither the Company nor any of its subsidiaries are party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its subsidiaries.

(h)	Except as disclosed in the Company Public Disclosure Record, no holder of Company Equity Securities has any right to compel the Company to register or otherwise qualify shares of Company Stock (or any of them) for public sale or distribution.

1.3	Authority Relative to this Agreement

(a)	The Company has the requisite corporate power, authority and capacity (i) to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and (ii) subject to obtaining the requisite approvals pursuant to Section 4.7 of this Agreement and the approval of the Company Common Stockholders and Company Preferred Stockholders of the Merger Resolution, to perform its obligations hereunder and thereunder.

(b)	The execution and delivery of this Agreement and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize:

(i)	the execution and delivery by it of this Agreement; and

(ii)	subject to obtaining the requisite approvals pursuant to Section 4.7 of this Agreement and the approval of the Company Common Stockholders and Company Preferred Stockholders of the Merger Resolution, the performance by the Company of its obligations under this Agreement.

(c)	This Agreement has been duly executed and delivered by the Company and assuming due execution and delivery by the Purchaser and Acquireco constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

1.4	Required Filings and Consents; No Conflicts

(a)	Governmental Approvals. Except as indicated on Schedule 1.4(a) to the Company Disclosure Letter, no authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Merger and the other transactions contemplated hereby or the ability of the Company to conduct its operations, other than the following (such items, the “Company Key Regulatory Approvals”):

(i)	filings and other actions required under the rules and policies of the Nasdaq and the TSX as are contemplated by this Agreement;

(ii)	filings and other actions as are contemplated by this Agreement; and

(iii)	such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 1.4(a) of this Schedule E, none of the authorization, execution and delivery of this Agreement by the Company, the completion of the transactions contemplated by this Agreement or the Merger, the performance of the Company’s obligations hereunder and thereunder, or compliance by the Company with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Consents or as disclosed in Schedule 1.4(b)(i) of the Company Disclosure Letter, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Liens upon, any of its properties or assets or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Company under any of the terms, conditions or provisions of:

(A)	its Charter Documents; or

(B)	any material Permit or Company Material Contract to which it is a party or to which it, or any of its properties or assets, may be subject or by which it is bound; or

(ii)	subject to obtaining the Company Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable it or any of its properties or assets; or

(B)	cause the suspension or revocation of any material Permit currently in effect with respect to it;

(iii)	give rise to any rights of first offer, first refusal or any similar provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, Company Material Contract, license, franchise or Permit; or

(iv)	except as set forth in Schedule 1.4(b)(iv) of the Company Disclosure Letter, result in any payment (including retention, severance, compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, or employee of the Company or any of its subsidiaries, or increase any benefit payable to such director, officer, or employee by the Company or any of its subsidiaries, or result in the acceleration of time or payment or vesting of any such benefits.

The Key Consents and the consents set out in Schedule 1.4(b)(i) of the Company Disclosure Letter are the only consents, approvals and notices required from any third party under any Company Material Contracts of the Company in order for the Company to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement, other than those consents, approvals and notices that, if not obtained, would not prevent, materially delay, or materially impede the closing.

1.5	Compliance with Laws; Permits

(a)	Compliance with Laws.

(i)	The Company and each of its subsidiaries are, and at all times since January 1, 2017 have been, in compliance with Laws and Orders applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective businesses or properties is bound, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2017, no Governmental Authority has issued any notice or notification to the Company or any of its subsidiaries stating that the Company or any of its Subsidiaries is not in material compliance with any Law, except for such non-compliance as has been remedied or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)	Since January 1, 2017 neither the Company nor any of its subsidiaries have received any notice, written or oral, of, any alleged violation of or non-compliance with any applicable Laws or disqualification by a Governmental Authority, other than violations or non-compliance that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)	Anti-Bribery. Neither the Company nor any of its subsidiaries and none of their respective directors, officers, supervisors, managers, employees, or agents, current or former, has:

(i)	violated or is in violation of any applicable anti-bribery, export control, and economic sanctions Laws, including the United States Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder);

(ii)	made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in the United States or Canada, or other jurisdictions in which the Company or any of its subsidiaries has assets, other than in accordance with applicable Laws;

(iii)	used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(iv)	violated or is in violation of any provision of applicable Law relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing.

(c)	Money Laundering Laws.

(i)	To the Knowledge of the Company, the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with: (A) applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions; (B) the rules and regulations thereunder; and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”).

(ii)	No action, claim, notice of assessment, suit or proceeding by or before any commission, court, Governmental Authority, arbitrator or non-Governmental Authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(d)	Expropriation. No part of the property or assets of the Company or any of its subsidiaries has been taken, condemned, or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(e)	Permits.

(i)	Schedule 1.5(e) of the Company Disclosure Letter sets forth a list of all Company Permits, which Company Permits (A) are held by Company and/or its subsidiaries and (B) are all the Permits necessary to operate their respective businesses as currently conducted on the date of this Agreement, except for any Company Permits for which the failure to obtain or hold would not, individually or in the aggregate, have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)	The Company and each of its subsidiaries are and, since January 1, 2017, have been, in material compliance with the terms of all material Company Permits. Neither the transactions contemplated by this Agreement, nor to the Knowledge of the Company, any other event has occurred that, with or without notice or lapse of time or both, would or would reasonably be expected to result in the revocation, suspension, cancellation, lapse or limitation of any Company Permits.

(iii)	Neither the Company nor any of its subsidiaries has received any written notices or other correspondence from any Governmental Authority regarding any circumstances that have existed or currently exist that would lead to a loss, suspension, or modification of, or a refusal to issue any Permits that would reasonably be expected to restrict, curtail, limit, or adversely affect the ability of the Company or any of its subsidiaries to operate their respective businesses.

1.6	Securities Filings

(a)	Public Reporting Requirements.

(i)	Since January 1, 2017, the Company has timely filed or furnished, as applicable, in all material respects, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished as part of the Company Public Disclosure Record.

(ii)	Each Company filing (or furnishing) with any Securities Authority or Exchange that is part of the Company Public Disclosure Record (A) as of its date, complied as to form in all material respects with the applicable requirements of Securities Laws, the applicable Exchanges, as the case may be, as in effect on the date so filed, (B) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (C) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm.

(iii)	The Company has not received any comments from any Securities Authority with respect to the Company Public Disclosure Record that have not been resolved and that are not contained in the Data Room Information. None of the Company’s subsidiaries is required to file or furnish any forms, reports or other documents with any Securities Authority.

(iv)	The Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws outside of the United States and Canada. None of the Company’s subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws.

(v)	Since January 1, 2017, the Company has not filed or furnished any (A) confidential material change report (which at the date of this Agreement remains confidential) or (B) other confidential filings (including redacted filings other than Company Material Contracts which required redaction), with or to any Securities Authority or any Exchange.

(b)	Reporting Issuer.

(i)	The Company is a “reporting issuer” within the meaning of applicable Securities Laws in the provinces and territories of Canada other than Québec;

(ii)	The Company is not on the list of reporting issuers in default under applicable Securities Laws;

(iii)	No Securities Authority has issued any order preventing or suspending trading of any securities of the Company;

(iv)	The Company has not taken an action to cease to be a reporting issuer in the United States or in any of the provinces or territories of Canada other than Québec; and

(v)	The Company has not received notification from any Securities Authority or Exchange seeking to revoke the reporting issuer status of the Company.

(c)	Investment Company. The Company is not, and is not required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(d)	Securities Laws Non-Compliance. There are no current, pending, or, to the Knowledge of the Company, threatened proceedings before any Governmental Authority relating to any alleged non-compliance of the Company with any applicable Securities Laws.

(e)	Stock Exchanges.

(i)	Trading in the Company Common Stock on the Nasdaq or TSX is not currently halted or suspended.

(ii)	The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq and the TSX.

(iii)	No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Company is pending, in effect, or, to the Knowledge of the Company, threatened or is expected to be implemented or undertaken.

(iv)	To the Knowledge of the Company, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any order or restriction.

(f)	Audit. To the Knowledge of the Company, neither the Company nor any of the Company Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any Securities Authority or Exchange.

1.7	Financial Statements

(a)	Financial Statements.

(i)	Each of the consolidated financial statements (including, in each case, any notes thereto) of the Company contained in the Company Public Disclosure Record (collectively, the “Company Financial Statements”) (A) comply (or will comply) as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (B) were prepared (or will be prepared) in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (C) fairly present (or will fairly present) the consolidated financial position of the Company and its consolidated subsidiaries in accordance with U.S. GAAP at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by U.S. GAAP, and the applicable rules and regulations of the SEC.

(ii)	The Company does not intend to correct or restate, nor to the Knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements.

(iii)	Since January 1, 2017, the financial books, records and accounts of the Company and each of its subsidiaries: (A) have been maintained in in all material respects in accordance with U.S. GAAP; (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its subsidiaries; and (D) accurately and fairly reflect in all material respects the basis of the Company Financial Statements.

(iv)	Since January 1, 2017, none of the Company, any of its subsidiaries or any director, officer, employee, and to the Knowledge of the Company, auditor, accountant or representative of the Company, has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including:

(A)	any complaint, allegation, assertion, or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices; or

(B)	any expression of concern from its employees regarding questionable accounting or auditing matters.

(v)	Since January 1, 2017, there has been no material change in the Company’s accounting policies or practices, except as described in the notes to the Company’s Financial Statements.

(b)	No Undisclosed Liabilities. Neither the Company nor any of its subsidiaries has any outstanding Liabilities and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to such Liabilities of any person, other (i) than those specifically identified in the Company Financial Statements, or such as may have been incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (ii) those that are incurred in connection with the transactions contemplated by this Agreement, or (iii) those which have not had and are not reasonably expected to have a Company Material Adverse Effect.

(c)	Internal Controls.

(i)	The Company and each of its subsidiaries has established and maintains a system of internal controls over financial reporting, including “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and is sufficient to provide reasonable assurance (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, (B) that receipts and expenditures of the Company and its subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its subsidiaries’ assets that could have a material effect on the Company’s Financial Statements.

(ii)	The annual and interim certifications filed by the Company as part of the Company Public Disclosure Record have been true and accurate. To the Knowledge of the Company, there is and there has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company.

(iii)	To the Knowledge of the Company: (A) as at December 31, 2017, there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and (B), since December 31, 2017, there have been no changes in the Company’s internal controls over financial reporting.

(d)	Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act) are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the applicable Securities Laws, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the applicable Securities Laws with respect to such reports. The Company has not identified: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

(e)	Off-Balance Sheet Arrangements. Since January 1, 2017, neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the U.S. Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its subsidiaries in the Company Public Disclosure Record.

(f)	Sarbanes-Oxley Compliance. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the U.S. Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Public Disclosure Record, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the U.S. Exchange Act) of the Company or any of its subsidiaries. The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Exchanges.

(g)	Derivative Transactions. Neither the Company nor any of its subsidiaries have any material Liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate- transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

1.8	Intentionally Omitted

1.9	Absence of Certain Changes or Events

Except as disclosed in the Company Public Disclosure Record, since December 31, 2017:

(a)	the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Company Material Adverse Effect has been incurred;

(c)	there has not been any event, condition, change, effect, circumstance or occurrence which has had or is reasonably likely to give rise to a Company Material Adverse Effect;

(d)	there has not been any redemption, repurchase or other acquisition of Company Equity Securities, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Company Common Stock;

(e)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(f)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;

(g)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Company’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(h)	except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of the Company or any of its subsidiaries.

1.10	Employees and Benefits

(a)	Schedule 1.10(a) of the Company Disclosure Letter contains a true, correct and complete list of each Company Plan. The Company has made available to Purchaser true, correct and complete copies of (i) each Company Plan document, including any amendments thereto and in the case of unwritten Company Plans, written descriptions thereof, (ii) the three most recent annual reports (Form 5500 series or local law equivalent) required to be filed with the IRS with respect to each Company Plan (if any such report was required) and the three most recent actuarial valuations or similar reports with respect to each Company Plan for which such report is available, (iii) the most recent IRS determination or opinion letter received with respect to each Company Plan, (iv) the most recent summary plan description for each Company Plan for which such summary plan description is required together with any summary or summaries of material modifications thereto, and any material written descriptions of any Company Plan provided to employees or former employees that are effective as of the date of this Agreement, (v) each trust agreement, insurance or group annuity contract or other funding vehicle relating to any Company Plan, (vi) each employee handbook that is in effect as of the date of this Agreement, (vii) annual compliance test reports for the three most recent plan years with respect to each Company Plan for which such annual compliance tests are required and (viii) all Contracts relating to any Company Plan that are in effect as of the date of this Agreement, including service provider agreements, insurance contracts, investment management agreements, and record-keeping agreements, (ix) compliance statements, closing agreements, or similar materials specific to such Company Plan, and pending requests relating to any of the foregoing, (x) all internal administration and third party administrator reports within the past two years, and any reports within the past five years of internal or external governance reviews, examinations, inspections or regulatory audits, in each case relating to a Company Plan (xi) any material correspondence with any Governmental Authority within the last three years, (xii) any written policies or procedures used in the administration of such Company Plan; (xiii) any 280G calculation prepared (whether or not final) with respect to any employee, director or independent contractor of the Company in connection with the actions and transactions contemplated by this Agreement (together with the underlying documentation on which such calculation is based).

(b)	Each Company Plan has been, in all respects, maintained and administered in material compliance with its terms and applicable Laws, including ERISA and the Code, as applicable. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has at all times since its adoption been so qualified, and each trust which forms a part of any such plan has at all times since its adoption been tax-exempt under Section 501(a) of the Code. Each Company Plan intended to be qualified under Section 401(a) of the Code, and the trust, (if any) forming a part thereof, has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status of any such Company Plan. There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto. No Company Plan is, or within the last six (6) years has been the subject of any Legal Action and, to the Knowledge of the Company, no Legal Action is threatened or anticipated with respect to such plan. The Company has satisfied all material reporting and disclosure requirements under the Code and ERISA and all other Laws that are applicable to the Company Plans. None of the assets of any Company Plan include any capital stock or other securities issued by the Company or any of its affiliates. None of the Company Plans is presently under audit or examination by the Internal Revenue Service, the Department of Labor or any other Governmental Authority, and, to the Knowledge of the Company, no such audit or examination has been threatened. The Company has not terminated any Company Plan or taken any action with respect thereto that would result in a Lien on any of the assets or properties of the Company.

(c)	Neither the Company nor any ERISA Affiliate maintains, contributes to, participates in or has an obligation to contribute to or any Liability in respect of (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) a pension plan that is subject to Title IV of ERISA or Section 412 of the Code nor has the Company or any ERISA Affiliate maintained, contributed to, participated in or had any obligation to contribute to or any Liability in respect of such plan within the six year period immediately preceding the date hereof. Neither the Company nor any of its subsidiaries, nor to the Knowledge of the Company, any party-in-interest or disqualified individual in respect of any Company Plan, has committed any “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Plan that has subjected or is reasonably expected to subject the Company to a tax or penalty pursuant to Section 502 of ERISA or Section 4975 of the Code or any other liability with respect thereto. Each Company Plan and any related contracts may be amended or terminated without penalty other than the payment of benefits, fees or charges accrued or incurred through the date of termination.

(d)	Except as required under COBRA (or a similar state law), no Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(e)	Except as set forth in Schedule 1.10(e) of the Company Disclosure Letter, and except for payments due as a result of the vesting acceleration or termination of Company RSUs or Company Options, the signing of this Agreement or the consummation of the transactions contemplated under the Agreement will not, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Company or any of its subsidiaries to severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time or (vi) result in any payment that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) to any current or former employee, director, officer or independent contractor of the Company or any of its subsidiaries or that would be required to be included by any current or former employee, director, officer or independent contractor of the Company or any of its subsidiaries or affiliates in gross income under Code Section 409A(a)(1)(A) as a result of a violation of Code Section 409A. Schedule 1.10(e) sets forth a true, correct and complete list of any amount and type of any payment, acceleration, increase, vesting, liability or funding referred to in the immediately preceding sentence with respect to such current or former employee, director, officer or independent contractor. The Company does not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company or its affiliates for any tax incurred by such service provider pursuant to Sections 280G or 409A of the Code.

(f)	To the Knowledge of the Company, the Company has properly classified for all Tax, insurance, workers compensation and benefit plan eligibility purposes all employees, leased employees, consultants, partners and independent contractors, and has withheld and paid all applicable Taxes to the extent it is required to do so, and made all appropriate Tax filings in connection with services provided by such persons.

(g)	No Company Plan is maintained or sponsored primarily for the benefit of current or former employees or service providers located outside of the United States or is subject to the Laws of a jurisdiction other than the United States, and the Company does not have any obligation to provide for statutorily mandated benefits in a jurisdiction outside of the United States.

(h)	Each arrangement that constitutes “non-qualified deferred compensation” within the meaning of Code Section 409A has been in operational and documentary compliance with or is otherwise exempt from Code Section 409A since the applicable deadline for such compliance with or exemption from Code Section 409A.

(i)	Neither the Company, its subsidiaries nor any of their ERISA Affiliates are subject to any legal, contractual, equitable, or other obligation to (i) establish as of any date any Plan of any nature or (ii) continue any Plan of any nature including any Company Plan (or to continue their participation in any such Plan, policy or practice) on or after the date hereof. To the Knowledge of the Company, neither the Company, its subsidiaries nor any of their ERISA Affiliates have made any representations or communications (directly or indirectly, orally, in writing or otherwise) with respect to participation, eligibility for benefits, vesting, benefit accrual coverage or other material terms of any Company Plan to any employee, beneficiary or other Person other than those which are in accordance with the terms and provisions of each such plan as in effect immediately prior to the Closing Date.

(j)	The Company and its subsidiaries are in compliance in all material respects with all applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations thereunder (together, the “ACA”), including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(b)(4) of the Code and the regulations issued thereunder. No material excise tax or penalty under the ACA, including Section 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Plan.

(k)	Employees and Contractors. Schedule 1.10(k) of the Company Disclosure Letter contains a list of each employee of the Company (“Company Employee”) and each independent contractor who currently provides services to the Company (“Company Contractor”), together with each Company Employee and Company Contractor’s position or function, date of hire or engagement, annual base salary or fees, as applicable, any incentive or bonus arrangement, any banked time or vacation pay entitlement, status, if applicable (exempt vs. non-exempt, full-time or part-time) and leave status, if applicable (type, duration and expected return date).

(l)	Employment Law Matters. The Company and each of its subsidiaries is, and has been since January 1, 2015, in material compliance with all applicable Laws and agreements respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, privacy, workers’ compensation, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll Taxes, and immigration with respect to Company Employees and Company Contractors, as applicable, and to the Knowledge of the Company, there is no Legal Action, including actions, complaints and grievances, outstanding or threatened by Company Employees or Company Contractors.

The Company has paid any wages, salaries, shift premiums, overtime pay, vacation pay, fees, bonuses, commissions, and any other compensation that has become due and payable to Company Employees and Company Contractors pursuant to any applicable Law, contract, or policy. The Company has in good faith classified each person who has performed services for the Company as an overtime exempt or non-exempt employee or as an independent contractor.

The Company has no outstanding liability under any mass layoff provisions of applicable employment standards legislation, or similar applicable Law with respect to employee layoffs implemented in the last three (3) years. The Company has complied with all government and employee notification requirements thereunder.

(m)	Labor. Since January 1, 2015, to the Knowledge of the Company, none of the Company Employees have been represented by any labor organization, work counsel or union. Neither the Company nor any of its subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, trade union or employee association with respect to any of its or their operations. No labor organization, work council, trade union or employee association has filed or to the Knowledge of the Company, threatened to file any application or petition for certification or recognition or threatened to do so in the last three years. To the best of the Knowledge of the Company, no union organizing, certification or related or successor employer activities or applications are underway or threatened and no such activities or applications have occurred in the last three years. Since January 1, 2015, there have been no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries will incur any notice, information, consultation, consent or similar obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby.

1.11	Material Contracts

(a)	Contracts. For purposes of this Agreement, “Company Material Contract” shall mean any Contract that, as of the date hereof, is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC. The Data Room Information contains, or the Company has filed on EDGAR, true, correct and complete copies of all Company Material Contracts, including any material amendments thereto.

(b)	Binding Obligations; Compliance.

(i)	All the Company Material Contracts are valid and binding on the Company or its applicable subsidiary and the other party thereto, enforceable against it in accordance with its terms, subject to any Enforceability Limitations, and are in full force and effect.

(ii)	Except as set forth in Schedule 1.11(b) of the Company Disclosure Letter, the Company or the applicable subsidiary of the Company has performed in all material respects all respective obligations required to be performed by it to date under each Company Material Contract.

(iii)	Except as set forth in Schedule 1.11(b) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries nor, to the Knowledge of the Company, any third party has violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract.

(iv)	As of the date hereof, neither the Company nor any of its subsidiaries has received written notice that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew such Company Material Contract, and to the Knowledge of the Company, no such action has been threatened.

(v)	Neither the Company nor any of its subsidiaries nor, to the Knowledge of the Company, any third party is in breach (with or without the lapse of time or the giving of notice, or both), or has received written notice of breach, of any Company Material Contract.

1.12	Litigation

Except as disclosed in the Company Public Disclosure Record, there are no Legal Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets (including matters arising under Environmental Laws), or, to the Knowledge of the Company, against any executive officer or current director of the Company or any of its subsidiaries in their capacities as such, nor are there any events or circumstances that would reasonably be expected to give rise to any such Legal Actions, and neither the Company nor any of its subsidiaries is subject to any outstanding Order, in each case, except such Legal Actions that: (a) do not involve an amount in controversy in excess of $250,000; (b) do not seek injunctive or other non-monetary relief that would reasonably be expected to have a Company Material Adverse Effect; and (c) would not, if adversely determined, have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger.

1.13	Environmental Matters

Except for matters that, individually or in the aggregate, would not have or would not be reasonably expected to have a Company Material Adverse Effect:

(a)	the Company and its subsidiaries are, and have been, in compliance with all Environmental Laws, including with respect to tailings ponds, which compliance includes the possession, maintenance of, and compliance with, and the timely application for renewal of, all Environmental Authorizations required under applicable Environmental Laws for the operation of the business of the Company and its subsidiaries as currently conducted, and to lease, own, use and operate their properties (including the Company Properties) and assets as they are currently used and operated;

(b)	except as disclosed in Schedule 1.13(b) of the Company Disclosure Letter, to the Knowledge of the Company there has been no Release of any Hazardous Substances into the Environment as a result of the operations or activities of the Company or its subsidiaries at (1) any of the Company Properties or (2) any properties formerly owned or operated by the Company or its subsidiaries, in each case that could reasonably be expected to result in any Liability to the Company or any of its subsidiaries under any Environmental Law or result in the imposition of a Lien on, or the expropriation of, any Company Property or any of the assets of the Company or its subsidiaries;

(c)	except in compliance with Environmental Laws, neither the Company nor its subsidiaries have used the Company Properties to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances. To the Knowledge of the Company, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Company Properties (or any properties formerly owned or operated by the Company or its subsidiaries) by the Company or its subsidiaries have been and are currently being handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws;

(d)	except in compliance with Environmental Laws and all Environmental Authorizations, to the Knowledge of the Company, neither the Company nor its subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location that is:

(i)	listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority or any similar federal, tribal, state or provincial lists;

(ii)	proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, tribal, state or provincial lists; or

(iii)	the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or its subsidiaries.

(e)	no capital expenditures are presently contemplated, proposed or required to be incurred by the Company or any of its subsidiaries for the purpose of responding to an environmental clean-up or investigation to comply with Environmental Law, except in the ordinary course of business consistent with past practice and as reflected in the Company’s most recent Company Financial Statements and except for reclamation and closure liabilities listed on Schedule 1.13(h), and neither the Company nor any of its subsidiaries is subject to any proceeding, application, order or directive that relates to environmental, health or safety matters and may require material work, repairs, construction or expenditures;

(f)	neither the Company nor any of its subsidiaries has received notice of any pending Legal Action pending, and, to the Knowledge of the Company, there is no Legal Action threatened against the Company or any of its subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law and the Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice or Legal Action, including with respect to any tailings ponds;

(g)	to the Knowledge of the Company, there are no changes in the status, terms or conditions of any Environmental Authorization held by the Company or any of its subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Authority of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of the Company or any its Subsidiaries following the Effective Time;

(h)	the Company and its subsidiaries have made available to the Purchaser all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters;

(i)	except as required under the Company Permits and disclosed in Schedule 1.13(h) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is subject to, and there is no basis for, any Liability relating to:

(i)	the restoration or rehabilitation of land, water or any other part of the Environment;

(ii)	mine closure, reclamation, remediation or other post-operational requirements; or

(iii)	noncompliance with Environmental Laws;

(j)	the Company and its subsidiaries have evaluated their restoration, rehabilitation, mine closure, reclamation, remediation, and other post-operational obligations, have materially complied with all requirements under Environmental Laws and applicable Environmental Authorizations respecting those obligations, and the Company reasonably believes it has sufficient financial assurance in place to satisfy those obligations. A true, correct, and complete list of all financial assurance mechanisms (including their amounts) posted or provided by the Company or any of its subsidiaries to comply with Environmental Laws and Environmental Authorizations is set forth on Schedule 1.13(i) of the Company Disclosure Letter. Neither the Company nor any of its subsidiaries has received any notice from Governmental Authorities indicating that such financial assurance is or may be insufficient to satisfy the requirements of Environmental Laws, Environmental Authorizations, or any applicable closure or reclamation plans; and

(k)	to the Knowledge of the Company, no site or facility now or previously owned, operated or leased by the Company or its subsidiaries is:

(i)	listed, or proposed for listing, on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, including CERCLA; or

(ii)	is the subject of Remedial Action; or

(iii)	subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under and Environmental Law.

1.14	Real Property and Personal Property

(a)	Real Property.

(i)	Schedule 1.14(a)(i) of the Company Disclosure Letter sets forth a true, correct, current and complete list of all of the real property, excluding any mining claims, owned in fee by the Company and its subsidiaries (the “Company Owned Real Property”).

(ii)	Schedule 1.14(a)(ii) of the Company Disclosure Letter sets forth a true, correct, current and complete list of all of the real property, excluding any mining claims, leased or subleased (including a description of the leases and subleases) by the Company and its subsidiaries (the “Company Leased Real Property” and together with the Company Owned Real Property, the “Company Properties”).

(iii)	The Company or one or more of its subsidiaries has good and marketable fee simple title to the Company Owned Real Property and the Company or one of its subsidiaries has a valid and subsisting leasehold or subleasehold estate in all of the Company Leased Real Property, in each case free and clear of all Liens other than Company Permitted Liens, payment and work obligations under the Company Real Property Leases and the royalty agreements disclosed in Schedule 1.14(a)(iii) of the Company Disclosure Letter (the “Company Royalty Agreements”).

(iv)	The Company Royalty Agreements are in good standing and neither the Company nor any of its subsidiaries is in breach of, or default under, or has received written notice of any breach of, or default under, the Company Royalty Agreements and to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such Company Royalty Agreement by any other party thereto. Other than as disclosed in Schedule 1.14(a)(iii) of the Company Disclosure Letter, no person other than the Company and its subsidiaries has any interest in the Company Owned Real Property or Company Leased Real Property or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(v)	Neither the Company nor any of its subsidiaries (i) currently leases all or any part of the Company Owned Real Property to any third party or (ii) has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Company Owned Real Property.

(vi)	With respect to the Company Leased Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all leases under which the Company or one of its subsidiaries leases or subleases any Company Leased Real Property (the “Company Real Property Leases”) are valid, in good standing and in full force and effect and constitute binding obligations of the Company or one of its subsidiaries and the counterparties thereto, in accordance with their respective terms, subject to the Enforceability Limitations, (b) neither the Company nor any of its subsidiaries is in breach of or default under, or has received written notice of any breach of or default under, any Company Real Property Lease, and to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such Company Real Property Lease by any other party thereto, and (c) all authorizations, licences, permits, certificates, registrations, consents or approvals of, or filing with, or notification to, any Governmental Authority regarding the use of the Company Leased Real Property comply with the terms of the Company Real Property Leases.

(vii)	Neither the Company nor any of its subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred its interest in any Company Real Property Lease nor has the Company or any of its subsidiaries entered into (as a grantor) with any other Person (other than another wholly-owned subsidiary of the Company) any sublease, license or other agreement that is material to the Company and its subsidiaries, taken as a whole, and that relates to the use or occupancy of all or any portion of the Company Leased Real Property.

(viii)	True, correct, and complete copies of all Company Real Property Leases and, with respect to the Company Owned Real Property, true, correct, and complete copies of all deeds, title insurance policies, and surveys in the possession of the Company with respect thereto have been provided to the Purchaser.

(ix)	Together with the Company Unpatented Claims, the Company Properties constitute all of the real property or rights to real property used or held for use by the Company and its subsidiaries in the operation of its business as presently conducted (the “Company Operations”).

(b)	Personal Property.

(i)	The Company and each of its subsidiaries has good title to, or a valid and binding leasehold interest in, all material personal property (the “Personal Property”) owned or used by it in the Company Operations, free and clear of all Liens other than Company Permitted Liens.

(ii)	The Personal Property consisting of equipment, machinery, vehicles and other tangible personal property that are material and are used regularly in the operations of the Company and its subsidiaries have been maintained in all material respects in accordance with past practice and generally accepted industry practice, and to the Knowledge of the Company are in good operating condition and repair (ordinary wear and tear excepted).

(iii)	The Personal Property consists of all of the personal property necessary to conduct the Company Operations as they are conducted at the date hereof and as of the Effective Time.

1.15	Mining Claims

(a)	Intentionally Omitted.

(b)	Schedule 1.15(b) of the Company Disclosure Letter sets forth a true, correct, and complete list of all unpatented mining claims (including any and all lode, placer, mill site and tunnel site claims) owned, leased, subleased or optioned by the Company or any of its subsidiaries (“Company Unpatented Claims”) and identifies which entity holds each such claim or site. Neither the Company nor any of its subsidiaries currently lease any Company Unpatented Claims to any third party.

(c)	With respect to the Company Unpatented Claims:

(i)	Subject to the paramount title of the United States of America, and statutory rights of third parties to use the surface of the Company Unpatented Claims and the rights of any lessees of leasable minerals granted by the applicable Governmental Authority pursuant to applicable Laws within the boundaries of the lands covered by the Company Unpatented Claims, the Company or one of its subsidiaries is the sole owner of each Company Unpatented Claim owned by the Company or one of its subsidiaries, free and clear of all Liens, except for Company Permitted Liens.

(ii)	To the Knowledge of the Company, each Company Unpatented Claim was validly located, recorded and filed with all appropriate Governmental Authorities, and the monuments of location for the Company Unpatented Claims are on federal public land open for appropriation by mineral location.

(iii)	All affidavits of assessment work or applicable holding fees in lieu thereof paid and all other filings required to maintain the Company Unpatented Claims in good standing have been properly and timely made, recorded or filed with appropriate Governmental Authorities

(iv)	The Company makes no representation or warranty as to (a) the existence of a discovery of valuable minerals for any of the Company Unpatented Claims, (b) whether the Company or any of its subsidiaries has maintained pedis possessio rights with respect to the Company Unpatented Claims; or (c) whether any mill sites comprising a portion of the Company Unpatented Claims are on ground that is non-mineral in character.

(d)	Schedule 1.15(d) of the Company Disclosure Letter sets forth a true, correct, and complete list of all of the Company Unpatented Claims leased or subleased by the Company and its subsidiaries or which the Company or one of its subsidiaries has the option to acquire (collectively, “Company Leased Claims”) and identifies which entity leases or subleases or has the option to acquire each such Leased Claim. The Company or one or more of its subsidiaries holds a valid and subsisting leasehold or subleasehold interest in, or option agreement covering, each Leased Claim. With respect to each Leased Claim (i) all leases or subleases or option agreements under which the Company or one of its subsidiaries leases or subleases or has the option to acquire any Company Leased Claim are valid and in full force and effect, and constitute binding obligations of the Company or its applicable subsidiary and the counterparties thereto, enforceable against it in accordance with its terms, subject to any Enforceability Limitations; (ii) neither the Company nor any of its subsidiaries is in breach of or default under, or has received written notice of any breach of or default under, any leases or sublease of, or option agreement covering, the Company Leased Claims, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default under any such lease or sublease by any other party thereto; (iii) neither the Company nor any of its subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any of its interest in the Company Leased Claims nor has the Company or any of its subsidiaries entered into (as a grantor) with any other Person (other than another wholly-owned subsidiary of the Company) any sublease, license or other agreement that relates to the use or occupancy of all or any portion of any Company Leased Claim; and (v) true, correct, and complete copies of all leases and subleases of, or option agreements pertaining to, the Company Leased Claims have been provided to Purchaser.

(e)	With respect to the Company Unpatented Claims:

(i)	Subject to the limitations set forth in Section 1.15(c)(iv) of this Schedule E, the Company or one of its subsidiaries is in exclusive possession or control of the right to develop the minerals that are locatable under the Mining Law of 1872, as amended, located in, on or under the Company Unpatented Claims (other than any mill site claims).

(ii)	The Company or one of its subsidiaries has all surface and access rights, including as applicable fee simple estates, leases, easements, rights of way and permits, or licenses from landowners or Governmental Authorities, permitting the use of land by the Company or its subsidiaries, and other interests that are required for the current state of exploiting the development potential of the Company Unpatented Claims that comprise a portion of the Relief Canyon Project, and no third party or group holds any such rights that would be required to conduct mineral exploration and drilling activities on any of the Company Unpatented Claims that comprise a portion of the Relief Canyon Project.

(iii)	There are no conflicting patented or unpatented claims owned by third parties which overlap with any of the Company Unpatented Claims in a manner that would reasonably be expected to have a Material Adverse Effect.

(iv)	There are no outstanding payment obligations due pursuant to the Property Agreements, and any and all accrued payment obligations thereunder have been satisfied.

(v)	The Company Unpatented Claims are not burdened by any commission, royalty, license fee, net smelter royalty/return/receipt, net profits or net proceeds interests, or any similar payment to any Person except as disclosed in Schedule 1.14(a)(iii) of the Company Disclosure Letter and no payments to third parties are required to use or transfer the Company Unpatented Claims pursuant to applicable Law, except (A) as required under for Company Permits from Governmental Authorities, (B) payments due under any lease or sublease of or option agreement covering any Company Unpatented Claims leased or subleased by the Company and its subsidiaries or which the Company or one of its subsidiaries has the option to acquire (collectively, “Company Leased Claims”), (C) recording fees payable to county recorders in connection with recording documents conveying the Company Unpatented Claims and annually recording confirmation of payment of claim maintenance fees/notices of intent to hold the Company Unpatented Claims, (D) annual claim maintenance fees payable to the BLM, and (E) fees payable to the BLM in connection with filing of Notices of Transfer of Interest with respect to the Company Unpatented Claims.

(vi)	Neither the Company nor any of its subsidiaries is party to any, and to the Knowledge of the Company, there is no, joint venture agreement, shareholder agreement, partnership agreement, voting agreement, powers of attorney, co-ownership agreement, co-tenancy agreements, management agreements or any other existing oral or written agreement of any kind which does or could have any adverse impact whatsoever on record or possessory title to the mineral estate of the Company Unpatented Claims, or the access to, exploration, development or mining of same and no other Person has any interest in the Company Unpatented Claims or any right to acquire or otherwise obtain any such interest, other than any owner, lessor or sublessor of the Company Leased Claims.

(vii)	Intentionally Omitted.

(viii)	There are no options, back-in rights, earn-in rights, rights of first refusal, rights of first offer, pre-emptive rights, off-take rights or similar provisions or rights which could affect the Purchaser or any of its subsidiaries’ interest in the Company Unpatented Claims after the Effective Date. There are no restrictions on the ability of the Company or its subsidiaries to use, transfer or exploit the Company Unpatented Claims, except pursuant to applicable Law or any Property Agreement covering any Company Leased Claims.

(ix)	Neither the Company nor any of its subsidiaries has received any notice, whether written or oral from any Governmental Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke the Company’s or any of its subsidiaries’ interests in the Company Unpatented Claims.

(f)	Information.

(i)	The Company has made available to the Purchaser all material information and data pertaining to the Company Unpatented Claims in its possession, including plans of operation; notices of intent; Company Permits, including those related to exploration drilling, pad and road construction; mining exploration; land and survey records; the existence of minerals within the Company Unpatented Claims, including relevant reserve and resource estimates; metallurgical testwork and sampling data; drill data and assay results; the Property Agreements; any reclamation and bond release information; and all information concerning record, possessory, legal or equitable title to the Company Unpatented Claims which is within its possession or control.

(ii)	The Company or one of its subsidiaries has the right, title, ownership and right to use all information and data pertaining to the Company Unpatented Claims in its possession or Knowledge.

(g)	Mineral Reserves. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by the Company have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry practices, and all applicable Laws. The information provided by the Company to the “qualified persons” (as defined in Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects) in connection with the preparation of such estimates was to the Knowledge of the Company complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company from the amounts so disclosed.

(h)	Water Rights. Except as otherwise set forth in Schedule 1.15(h) of the Company Disclosure Letter, to the Knowledge of the Company, the Company or one of its subsidiaries has valid title or leaseholder interest or otherwise holds valid permits for all water rights, water leases and water supply agreements, ditch rights or other interests in water conveyance rights owned or leased by the Company or any of its subsidiaries (“Company Water Rights”) free and clear of all Liens. Neither the Company nor any of its subsidiaries has received from any Governmental Authority or person any notice or claim materially affecting title to the Company Water Rights, including notice of non-use regarding such Company Water Rights.

1.16	Technical Reports

(a)	The Relief Canyon Project constitutes the only material project of the Company for the purposes of NI 43-101.

(b)	The Company Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and to the Knowledge of the Company reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared.

(c)	The Company made available to the authors of the Company Technical Report, prior to the issuance thereof, for the purpose of preparing such report, substantially all information requested by them, and none of such information contained any material misrepresentation at the time such information was so provided.

(d)	Intentionally Omitted.

(e)	All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Company Public Disclosure Record are reasonable and appropriate.

(f)	The estimates of mineral resources and mineral reserves as described in the Company Public Disclosure Record comply in all material respects with NI 43-101.

(g)	The information set forth in the Company Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and, in all material respects, to applicable Securities Laws.

(h)	The Company is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby.

1.17	Taxes

(a)	Tax Returns and Payment of Taxes. The Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by them. Such Tax Returns are true, complete, and correct in all material respects. Neither Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements included in the Company SEC Documents (in accordance with GAAP). The Company’s most recent financial statements included in the Company SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Company’s most recent financial statements included in the Company SEC Documents outside of the ordinary course of business or otherwise inconsistent with past practice.

(b)	Withholding. The Company and each of its Subsidiaries have withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Company Employee, creditor, customer, shareholder, or other party (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and materially complied with all information reporting and backup withholding provisions of applicable Law.

(c)	Liens. There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in the Company’s most recent financial statements included in the Company SEC Documents.

(d)	Tax Deficiencies and Audits. There are no waivers or extensions of any statute of limitations currently in effect with respect to assessment or collection of any material Taxes due from the Company or any of its Subsidiaries. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.

(e)	Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(f)	Tax Rulings. Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(g)	Consolidated Groups, Transferee Liability, and Tax Agreements. Neither the Company nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis, other than a group of which the Company or any Subsidiary is or was the common parent; (ii) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by or has any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(h)	Intentionally Omitted.

(i)	Section 355. Within the last two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(j)	Reportable Transactions. Neither the Company nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(k)	Publicly Traded Status. The Company Common Stock is currently, and shall be on the Closing Date, “regularly traded” on an established securities market within the meaning of Section 897 of the Code and Treasury Regulation Section 1.897-9T(d). Other than as disclosed in Schedule 1.17 of the Company Disclosure Letter, to the Knowledge of the Company, no Company Stockholder who is a “foreign person” as defined in Section 1445(f)(3) holds or has held more than 5% of the Company Common Stock at any time during the 5-year period ending on the Closing Date.

1.18	Data Privacy and Security

(a)	The Company has administrative, technical and physical safeguards (including monitoring compliance with such safeguards) to protect the confidentiality, privacy and security of Personal Information and the systems, technology and networks that process Personal Information (the “Company Information Security”). The Company has produced to the Purchaser true, correct and complete copies of all written policies and procedures related to the Company Information Security.

(b)	To the Knowledge of the Company, in the two years prior to the date hereof, the Company has not experienced: (i) any unauthorized processing of Personal Information in the possession, custody or control of any of the Company; or (ii) any unauthorized processing by a third party of Personal Information processed for or on behalf of the Company. The Company has not knowingly acted in a manner, is not aware of any incident, that would trigger an obligation to notify any person or Governmental Authority under any Laws or Contract.

(c)	The Company is in material compliance with (i) all Laws related to Personal Information; (ii) all policies, procedures, processes, statements or notices related to Personal Information to the extent such policies, procedures, processes, statements or notices are legally binding or give rise to legally-enforceable duties; and (iii) each Contract related to processing (“Privacy Legal Requirements”).

(d)	No Person has commenced or to the Knowledge of the Company threatened within the past five (5) years any Legal Action or other written complaint, audit, proceeding, claim or investigation arising from or relating to processing Personal Information by, for or on behalf of the Company.

(e)	The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein shall not cause, constitute or result in a breach or violation any Privacy Legal Requirement, any policy, procedure, process, statement or notice of the Company as it currently exists or as it existed at any time during which any Personal Information was processed by or on behalf of the Company.

1.19	Intellectual Property

(a)	Schedule 1.19(a) of the Company Disclosure Letter sets forth a true, correct, and complete list of all Intellectual Property owned by the Company and its subsidiaries. The Company or a subsidiary of the Company owns (free and clear of any Liens), or possesses valid rights to use, all Intellectual Property necessary to conduct the Company Operations, and to lease, own, use and operate its properties (including the Company Properties) and assets as currently leased and operated.

(b)	To the Knowledge of the Company, no Third Party is currently infringing or misappropriating any material Intellectual Property owned by the Company or any of its subsidiaries. To the Knowledge of the Company, neither the Company nor any of its subsidiaries has infringed or misappropriated any Intellectual Property of any Third Party or received any material written claim of infringement or misappropriation of any Intellectual Property of any Third Party.

1.20	Insurance

(a)	True, correct and complete copies of (i) all current policies or binders of reclamation, fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Company and its subsidiaries and relating to the assets, business, operations, employees, officers and directors of the Company and its subsidiaries (collectively, the “Company Insurance Policies”) have been provided to Purchaser. The Insurance Policies are in full force and effect.

(b)	Neither the Company nor any of its subsidiaries has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Company Insurance Policies. The Company has paid or caused to be paid all premiums due on such Company Insurance Policies in accordance with the payment terms of each Company Insurance Policy. The Company Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company or any of its subsidiaries. All such Company Insurance Policies (a) are valid and binding in accordance with their terms; (b) are, to the Knowledge of the Company, provided by carriers who are financially solvent; and (c) have not been subject to any lapse in coverage. To the Knowledge of the Company, there are no claims related to the business of the Company or its subsidiaries pending under any such Company Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

(c)	Neither the Company nor any of its subsidiaries is in default under, and none of them has otherwise failed to comply with, in any material respect, any provision contained in any such Company Insurance Policy.

(d)	The Company Insurance Policies are reasonable and prudent policies appropriate for the size, nature and scope of development of the Company and sufficient for compliance with all applicable Laws and Contracts to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound, and all premiums payable prior to the date hereof under each Company Insurance Policy have been paid.

(e)	Since January 1, 2017, there has been no denial, rejection, or dispute of material claims by the Company’s or its subsidiaries’ insurers or as to which any such insurer has either: (A) made any reservation of rights; or (B) refused to cover all or any material portion of such claims.

(f)	All proceedings covered by any Company Insurance Policy have been reported properly and in a timely manner to and accepted by the applicable insurer.

1.21	Proxy Statement and Form F-4

(a)	The Proxy Statement shall not at the time of the mailing of the Proxy Statement to the holders of Company Stock, at the time of the Company Meeting, or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by or related to, or the sufficiency of disclosures related to, the Purchaser. The Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Laws.

(b)	None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

1.22	Insolvency

(a)	No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the:

(i)	dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its subsidiaries; or

(ii)	appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets,

nor, to the Knowledge of the Company, is any such act or proceeding threatened.

(b)	Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy Reform Act of 1978, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

1.23	Restrictions on Business Activities

Other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, (i) the right or ability of the Company or its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof; (ii) any acquisition of property by the Company or any of its subsidiaries; or (iii) any business practice of the Company or any of its subsidiaries.

1.24	Intentionally Omitted

1.25	Aboriginal Matters

(a)	Intentionally Omitted.

(b)	Since January 1, 2017, neither the Company nor any of its subsidiaries has received any written or oral notice of any Aboriginal Claim which relates to, affects, or could reasonably be expected to affect or impair the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties.

(c)	To the Knowledge of the Company, since January 1, 2017, no Aboriginal Claim has been threatened by any Aboriginal Peoples which relates to, affects, or could reasonably be expected to affect or impair, the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties.

(d)	There are no current, pending or, to the Knowledge of the Company, threatened Aboriginal Claims that could reasonably be expected to prevent or impair the exploration, development, construction and operation of the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties.

(e)	Since January 1, 2017, no Aboriginal blockade, occupation, illegal action or on-site protest has occurred or, to the Knowledge of the Company, has been threatened in connection with the activities on the Company Properties.

(f)	There is no memorandum of agreement, exploration, impact and benefit or any other agreement between the Company or any of its subsidiaries and any Aboriginal Peoples respecting the Company Properties.

(g)	No Aboriginal Information has been received by the Company or any of its subsidiaries which would reasonably be expected to have a Company Material Adverse Effect.

1.26	Intentionally Omitted

1.27	Brokers

Except as disclosed on Schedule 1.27 of the Company Disclosure Letter, none of the Company, any of its subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

1.28	Fairness Opinions

(a)	The Board has received the Company Board Fairness Opinion.

(b)	A true, correct and complete copies of the engagement letters between the Company and the Company Board Financial Advisor have been made available to the Purchaser.

(c)	The Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to the engagement of the Company Board Financial Advisor or otherwise be payable to the Company Board Financial Advisor.

(d)	Except for fees payable to the Company Board Financial Advisor pursuant to the engagement letter referenced in subsection (c), neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.

1.29	Company Board Approval

(a)	The Company Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that the Merger is in the best interests of the Company and the Company Stockholders.

(b)	The Company Board has unanimously:

(i)	approved the:

(A)	execution, delivery, and performance of this Agreement; and

(B)	transactions contemplated by this Agreement; and

(C)	resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the Company Stockholders; in each case, in accordance with the Laws of the State of Nevada.

(c)	No action has been taken to amend or supersede such determinations, resolutions or authorization of the Company Board.

1.30	Arrangements with Securityholders

Except as set forth in the Company Public Disclosure Record, other than the Purchaser Support Agreements, this Agreement and the Debenture, the Company does not have any material agreement, arrangement or understanding (whether written or oral) with any:

(a)	shareholder of the Purchaser;

(b)	interested party of the Purchaser; or

(c)	any joint actor with any such persons,

(and for this purpose, the terms “interested party” and “joint actor” shall each have the meaning ascribed to such terms in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions), in respect of the Purchaser or any of its securities, businesses or operations. Further, except as disclosed on Schedule 1.29 of the Company Disclosure Letter, there are, and since January 1, 2016, there have been, no Contracts, transactions, arrangements, or understandings between the Company or any of its subsidiaries, on the one hand, and any affiliate (including any director, officer, or employee) thereof or any holder of 5% or more of the shares of Company Common Stock, but not including any wholly-owned subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

1.31	Competition Act

The Company, together with its subsidiaries, does not have assets in Canada or annual gross revenues from sales in or from Canada.

1.32	Access to Information; Disclaimer

The Company acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Purchaser with the management of the Purchaser, (b) has had reasonable access to the books and records of the Purchaser for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from the management of the Purchaser, and (d) has conducted its own independent investigation of the Purchaser, its businesses and the proposed Merger and the other transactions contemplated hereby, and the Company has not relied on any representation, warranty or other statement by any Person on behalf of the Purchaser, other than the representations and warranties of the Purchaser expressly contained in Schedule F.

SCHEDULE F

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND ACQUIRECO

F-1

Schedule F
REPRESENTATIONS AND WARRANTIES OF
THE PURCHASER AND ACQUIRECO

1.1	Organization and Qualification; Standing and Power; Charter Documents; Minutes; Subsidiaries

(a)	Organization and Qualification; Standing and Power. Acquireco, the Purchaser and each of its material subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company or other organizational, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of Acquireco, the Purchaser and its material subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed, or to be in good standing, would not have a Purchaser Material Adverse Effect.

(b)	Charter Documents. The Purchaser has delivered to the Company true, correct and complete copies of the Charter Documents of the Purchaser and of Acquireco. Neither Acquireco nor the Purchaser or any of its material subsidiaries is in violation of any of the provisions of its Charter Documents in any material respect.

1.2	Capital Structure

(a)	The authorized capital stock of the Purchaser consists of an unlimited number of Purchaser Shares, no par value, and no preferred shares. As of the close of business on the Capitalization Date, 43,094,657 Purchaser Shares are issued and outstanding, and no shares of capital stock are held in treasury. All of the outstanding Purchaser Shares have been duly authorized, are validly issued, fully paid, and nonassessable, and have been issued in compliance with all applicable Laws and are not subject to any pre-emptive rights. Other than this Agreement, the Purchaser is not a party or subject to any agreement or understanding, and, to the Purchaser’s Knowledge there is no agreement or understanding between any persons, that affects or relates to the voting or giving of written consents with respect to any securities of the Purchaser or the voting by any director of the Purchaser.

(b)	Purchaser Stock Options; Purchaser RSUs; Purchaser DSUs; Purchaser Warrants.

(i)	As of the Capitalization Date, an aggregate of 3,119,993 Purchaser Shares were subject to issuance pursuant to Purchaser Options. All Purchaser Shares subject to issuance under the Purchaser Equity Incentive Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(ii)	As of the Capitalization Date, an aggregate of 86,692 Purchaser Shares were subject to issuance pursuant to Purchaser RSUs.

(iii)	As of the Capitalization Date, an aggregate of 314,028 Purchaser Shares were subject to issuance pursuant to Purchaser DSUs.

(iv)	As of the Capitalization Date, an aggregate of 4,091,623 Purchaser Shares were subject to issuance upon exercise of the Purchaser Warrants.

(v)	The Purchaser Equity Incentive Plans (a) were adopted, authorized and approved, and (b) have been operated in material compliance with, all applicable Laws and regulations of the applicable Exchanges, including in connection with any changes made to the original exercise price of any outstanding or previously exercised Purchaser Option. Any grant of securities or changes in the terms of any prior grants, including with respect to Purchaser Options, Purchaser RSUs or Purchaser DSUs, were made in compliance with the terms of the applicable Purchaser Equity Incentive Plan.

(vi)	Other than the Purchaser Options, Purchaser RSUs, Purchaser DSUs, the Private Placement Debentures (as defined below), the Private Placement Warrants (as defined below) and the Purchaser Warrants as of the date of this Agreement, there are no outstanding (a) securities of the Purchaser convertible into or exchangeable for Purchaser Voting Debt or Purchaser Shares, (b) options, warrants or other similar agreements or commitments to acquire from the Purchaser, or obligations of the Purchaser to issue, any Purchaser Voting Debt or Purchaser Shares (or securities convertible into or exchangeable for Purchaser Shares) the Purchaser or (c) restricted shares, restricted stock units, stock appreciation rights, “phantom” stock or similar securities or rights that are based on the value or price of, any Purchaser Shares, in each case that have been issued by the Purchaser (the items in clauses (a), (b) and (c), and the portion of the sentence preceding clause (a), together with the Purchaser Shares, being referred to collectively as “Purchaser Equity Securities”). The term “Private Placement Debentures” means that certain Convertible Secured Debenture by and between the Purchaser and the holders thereof (collectively, the “Private Placement Investors”), dated effective on or about October 1, 2018. The term “Private Placement Warrants” means, at any time, warrants exercisable for Purchaser Shares, issued to the Private Placement Investors pursuant to the Private Placement Debentures, which are, at such time, outstanding and unexercised.

(vii)	Other than the Purchaser Warrants, there are no outstanding Contracts requiring the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Equity Securities.

(c)	Voting Debt; Purchaser Warrants. No bonds, debentures, notes or other indebtedness issued by the Purchaser (i) having the right to vote on any matters on which shareholders or equityholders of the Purchaser may vote (and no such debt instruments are convertible into, or exchangeable for, securities having such right), or (ii) the value of which is directly based upon or derived from any Purchaser Equity Securities, are issued or outstanding (collectively, “Purchaser Voting Debt”).

(d)	All dividends and distributions on securities of the Purchaser that have been declared or authorized have been paid in full.

(e)	Neither the Purchaser nor any of its subsidiaries are party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser.

(f)	Except as disclosed in the Purchaser Public Disclosure Record, no holder of Purchaser Equity Securities has any right to compel the Purchaser to register or otherwise qualify Purchaser Shares (or any of them) for public sale or distribution.

1.3	Authority Relative to this Agreement

(a)	Each of the Purchaser and Acquireco has the requisite corporate power, authority and capacity (i) to enter into this Agreement and all other agreements and instruments to be executed by the Purchaser as contemplated by this Agreement, and (ii) subject to obtaining the requisite approvals pursuant to Section 4.7 of this Agreement, to perform its obligations hereunder and thereunder.

(b)	The execution and delivery of this Agreement and the completion by the Purchaser and Acquireco of the transactions contemplated by this Agreement have been duly authorized by the Purchaser Board and Acquireco Board and no other corporate proceedings on the part of the Purchaser (other than the approval of the Purchaser Shareholders) or Acquireco are necessary to authorize:

(i)	the execution and delivery by it of this Agreement; and

(ii)	subject to obtaining the requisite approvals pursuant to Section 4.7 of this Agreement, the performance by the Purchaser of its obligations under this Agreement.

(c)	This Agreement has been duly executed and delivered by the Purchaser and Acquireco and, assuming due execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Purchaser and Acquireco enforceable against the Purchaser and Acquireco in accordance with its terms, subject to the Enforceability Limitations.

1.4	Required Filings and Consents; No Conflicts

(a)	Governmental Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser or Acquireco or any of their material subsidiaries in connection with the execution and delivery of this Agreement or, the performance by the Purchaser and Acquireco of their obligations hereunder, the completion by the Purchaser and Acquireco of the Merger and the other transactions contemplated hereby or the ability of the Purchaser or Acquireco to conduct its operations, other than the following (such items, the “Purchaser Key Regulatory Approvals”):

(i)	filings and other actions required under the rules and policies of the applicable Exchanges as are contemplated by this Agreement;

(ii)	filings and other actions as are contemplated by this Agreement; and

(iii)	such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)	No Violation. None of the authorization, execution and delivery of this Agreement by the Purchaser or Acquireco, the completion of the transactions contemplated by this Agreement or the Merger, the performance of the Purchaser’s or Acquireco’s obligations hereunder and thereunder, or compliance by the Purchaser or Acquireco with any of the provisions hereof will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Liens upon, any of its properties or assets or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Purchaser under any of the terms, conditions or provisions of:

(A)	its Charter Documents; or

(B)	any material Permit or Purchaser Material Contract to which it is a party or to which it, or any of its properties or assets, may be subject or by which it is bound; or

(ii)	subject to obtaining the Purchaser Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable it or any of its properties or assets; or

(B)	cause the suspension or revocation of any material Permit currently in effect with respect to it.

1.5	Compliance with Laws; Permits

(a)	Compliance with Laws. The Purchaser and each of its subsidiaries are, and at all times since January 1, 2018 have been, in compliance with Laws and Orders applicable to the Purchaser or any of its subsidiaries or by which the Purchaser or any of its subsidiaries or any of their respective businesses or properties is bound, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Since January 1, 2018, no Governmental Authority has issued any notice or notification to the Purchaser or any of its subsidiaries stating that the Purchaser or any of its subsidiaries is not in material compliance with any Law, except for such non-compliance as has been remedied or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)	Anti-Bribery. Neither the Purchaser nor any of its subsidiaries and, to the Purchaser’s Knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents, current or former, has:

(i)	violated or is in violation of any applicable anti-bribery, export control, and economic sanctions Laws, including the United States Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada);

(ii)	made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in the United States or Canada, or other jurisdictions in which the Purchaser or any of its subsidiaries has assets, other than in accordance with applicable Laws;

(iii)	used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or

(iv)	violated or is in violation of any provision of applicable Law relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing.

(c)	Money Laundering Laws.

(i)	To the Knowledge of the Purchaser, the operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with Money Laundering Laws.

(ii)	No action, claim, notice of assessment, suit or proceeding by or before any commission, court, Governmental Authority, arbitrator or non-Governmental Authority involving the Purchaser or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Purchaser, threatened.

(d)	Expropriation. No part of the property or assets of the Purchaser or any of its subsidiaries has been taken, condemned, or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Purchaser or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(e)	Permits.

(i)	The Purchaser and its material subsidiaries hold, to the extent necessary to operate their respective businesses as currently conducted on the date of this Agreement, all material Permits, except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No suspension or cancellation of any material Permits is pending or, to the Knowledge of the Purchaser, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii)	The Purchaser and each of its subsidiaries are and, since January 1, 2017, have been, in material compliance with the terms of all material Permits. Neither the transactions contemplated by this Agreement, nor to the Purchaser’s Knowledge, any other event has occurred that, with or without notice or lapse of time or both, would or would reasonably be expected to result in the revocation, suspension, cancellation, lapse or limitation of any material Permits.

(iii)	Neither the Purchaser nor any of its subsidiaries has received any written notices or other correspondence from any Governmental Authority regarding any circumstances that have existed or currently exist that would lead to a loss, suspension, or modification of, or a refusal to issue any material Permits that would reasonably be expected to restrict, curtail, limit, or adversely affect the ability of the Purchaser or any of its subsidiaries to operate their respective businesses.

1.6	Securities Filings

(a)	Public Reporting Requirements.

(i)	Since January 1, 2018, the Purchaser has timely filed or furnished, as applicable, in all material respects, all reports, prospectuses, schedules, forms, statements or other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished as part of the Purchaser Public Disclosure Record.

(ii)	Each Purchaser filing (or furnishing) with any Securities Authority or Exchange that is part of the Purchaser Public Disclosure Record (A) as of its date, complied as to form in all material respects with the applicable requirements of Securities Laws, the applicable Exchanges, as the case may be, as in effect on the date so filed, (B) did not, at the time it was filed (or, if subsequently amended or supplemented, at the time of such amendment or supplement), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (C) included, in the case of those which contain annual financial statements, annual financial statements that have been audited by an independent certified public accounting firm.

(iii)	The Purchaser has not received any comments from any Securities Authority with respect to the Purchaser Public Disclosure Record that have not been resolved.

(iv)	The Purchaser is not subject to continuous disclosure or other public reporting requirements under any Securities Laws outside of the United States or Canada.

(v)	Since January 1, 2018, the Purchaser has not filed or furnished any (A) confidential material change report (which at the date of this Agreement remains confidential) or (B) other confidential filings (including redacted filings other than material contracts which required redaction), with or to any Securities Authority or any Exchange.

(b)	Reporting Issuer.

(i)	The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in the provinces of Alberta, British Columbia, Ontario and Québec;

(ii)	The Purchaser is not on the list of reporting issuers in default under applicable Securities Laws;

(iii)	No Securities Authority has issued any order preventing or suspending trading of any securities of the Purchaser;

(iv)	The Purchaser has not taken an action to cease to be a reporting issuer in the United States or in any of the provinces Alberta, British Columbia, Ontario and Québec; and

(v)	The Purchaser has not received notification from any Securities Authority or Exchange seeking to revoke the reporting issuer status of the Purchaser.

(c)	Investment Company. The Purchaser is not, and is not required to be, registered as an “investment company” as such term is defined in the United States Investment Company Act of 1940, as amended, under such Act.

(d)	Securities Laws Non-Compliance. There are no current or, to Knowledge of the Purchaser, pending or threatened proceedings before any Governmental Authority relating to any alleged non-compliance of the Purchaser with any applicable Securities Laws.

(e)	Stock Exchanges.

(i)	Trading in the Purchaser Shares on NYSE American or TSX is not currently halted or suspended.

(ii)	No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Purchaser is pending, in effect, or, to the Knowledge of the Purchaser, threatened or is expected to be implemented or undertaken.

(iii)	To the Knowledge of the Purchaser, the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any order or restriction.

(f)	Audit. To the Knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Public Disclosure Record is the subject of an ongoing audit, review, comment or investigation by any Securities Authority.

1.7	Financial Statements

(a)	Financial Statements.

(i)	Each of the consolidated financial statements (including, in each case, any notes thereto) of the Purchaser contained in the Purchaser Public Disclosure Record (collectively, the “Purchaser Financial Statements”) (A) comply (or will comply) as to form in all material respects with the published rules and regulations of the applicable Securities Authority with respect thereto as of their respective dates; (B) were prepared (or will be prepared) in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the applicable Securities Authority); and (C) fairly present (or will fairly present) the consolidated financial position of the Purchaser and its consolidated subsidiaries in accordance with IFRS at the respective dates thereof and the consolidated results of the Purchaser’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS, and the applicable rules and regulations of the applicable Securities Authority.

(ii)	The Purchaser does not intend to correct or restate, nor, to the Knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(iii)	Since January 1, 2018, the financial books, records and accounts of the Purchaser and each of its subsidiaries (A) have been maintained in in all material respects in accordance with IFRS, (B) are stated in reasonable detail; (C) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its subsidiaries, and (D) accurately and fairly reflect in all material respects the basis of the Purchaser Financial Statements.

(iv)	Since January 1, 2018, none of the Purchaser, any of its subsidiaries or any director, officer, employee, and to the Knowledge of the Purchaser, auditor, accountant or representative of the Purchaser, has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including:

(A)	any complaint, allegation, assertion, or claim that the Purchaser or any of its subsidiaries has engaged in questionable accounting or auditing practices; or

(B)	any expression of concern from its employees regarding questionable accounting or auditing matters.

(v)	Since January 1, 2018, there has been no material change in the Purchaser’s accounting policies, except as described in the notes to the Purchaser’s Financial Statements.

(b)	No Undisclosed Liabilities. The Purchaser (on a consolidated basis) has no material outstanding Liabilities and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to such material Liabilities of any person, other (i) than those specifically identified in the Purchaser Financial Statements, or such as may have been incurred in the ordinary course of business consistent with past practice since the Purchaser Balance Sheet Date, (ii) those that are incurred in connection with the transactions contemplated by this Agreement, or (iii) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Purchaser and its material subsidiaries (other than those disclosed in the Purchaser Financial Statements and/or the notes thereto), reasonably be expected to have a Purchaser Material Adverse Effect.

(c)	Internal Controls. The Purchaser maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Purchaser and its material subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Purchaser and its material subsidiaries are being made only with authorizations of management and directors of the Purchaser and its material subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of the assets of the Purchaser and its material subsidiaries that could have a material effect on its financial statements. To the knowledge of the Purchaser and other than as disclosed in the Purchaser Public Disclosure Record: (x) as at December 31, 2017, there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of the Purchaser that are reasonably likely to adversely affect the ability of the Purchaser to record, process, summarize and report financial information; (y) since December 31, 2017, there have been no changes in the Purchaser’s internal controls over financial reporting; and (z) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser.

(d)	Disclosure Controls. The management of the Purchaser has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Authorities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Authorities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Authorities is accumulated and communicated to the Purchaser’s management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(e)	Derivative Transactions. Except as set forth in the Purchaser Public Disclosure Record, neither the Purchaser nor any of its subsidiaries have any material Liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

1.8	Intentionally Omitted

1.9	No Material Adverse Effect

Since the Purchaser Balance Sheet Date, the business of the Purchaser and each of its subsidiaries has been conducted in the ordinary course of business, and there has not been or occurred any Purchaser Material Adverse Effect or any event, condition, change or effect that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

1.10	Litigation

Except as disclosed in the Purchaser Public Disclosure Record, there are no Legal Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser or any of its subsidiaries or any of their respective properties or assets (including matters arising under Environmental Laws), or, to the Knowledge of the Purchaser, against any executive officer or current director of the Purchaser or any of its subsidiaries in their capacities as such, and neither the Purchaser nor any of its subsidiaries is subject to any outstanding Order, in each case, except such Legal Actions that: (a) do not involve an amount in controversy in excess of $250,000; and (b) do not seek injunctive or other non-monetary relief that would reasonably be expected to have a Purchaser Material Adverse Effect.

1.11	Material Mineral Properties, Interest in Properties and Mineral Rights and Technical Reports

(a)	The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by the Purchaser have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices, and all applicable Laws. The information provided by the Purchaser to the “qualified persons” (as defined in Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects) in connection with the preparation of such estimates was to the Knowledge of the Purchaser complete and accurate at the time such information was furnished. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Purchaser from the amounts so disclosed.

(b)	The Galena Complex and the San Rafael Mine constitute the only material mineral properties of the Purchaser or Acquireco for the purposes of NI 43-101.

(c)	All of the Purchaser’s and its material subsidiaries’ material real properties (collectively, the “Purchaser Property”) and all of the Purchaser’s and its material subsidiaries' material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the “Purchaser Mineral Rights”), are accurately set forth in the Purchaser Public Disclosure Record. Other than the Purchaser Properties and the Purchaser Mineral Rights set out in the Purchaser Public Disclosure Record, neither the Purchaser’s nor its material subsidiaries’, owns or has any interest in any material real property or any material mineral interests and rights.

(d)	Except as disclosed in the Purchaser Public Disclosure Record, the Purchaser or one of its material subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Purchaser Property and the Purchaser Mineral Rights, free and clear of any material Liens.

(e)	All of the Purchaser Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(f)	The Purchaser Property and the Purchaser Mineral Rights are in good standing under applicable Law in all material respects and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(g)	The Purchaser or one of its material subsidiaries has the exclusive right to deal with the Purchaser Property and all of the Purchaser Mineral Rights.

(h)	Except as disclosed in the Purchaser Public Disclosure Record, no Person other than the Purchaser and its material subsidiaries has any interest in the Purchaser Property or any of the Purchaser Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(i)	The Purchaser Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and to the Knowledge of the Purchaser reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared.

(j)	The Purchaser made available to the authors of the Purchaser Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, substantially all information requested by them, and none of such information contained any material misrepresentation at the time such information was so provided.

(k)	All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Purchaser Public Disclosure Record are reasonable and appropriate.

(l)	The estimates of mineral resources and mineral reserves as described in the Purchaser Public Disclosure Record comply in all material respects with NI 43-101.

(m)	The information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and, in all material respects, to applicable Securities Laws.

(n)	The Purchaser is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby.

1.12	Purchaser Board Approval.

(a)	The Purchaser Board, at a meeting duly called and held, has unanimously approved the:

(i)	execution, delivery and performance of this Agreement; and

(ii)	transactions contemplated by this Agreement; and

(b)	No action has been taken to amend or supersede such determinations, resolutions or authorizations of the Purchaser Board.

1.13	Purchaser Shares.

The Common Stock Consideration and the Preferred Stock Consideration will, when issued pursuant to the Merger, be in each case (a) fully authorized, and (b) duly and validly issued as fully paid and non-assessable common shares or preferred shares, as applicable, in the capital of the Purchaser.

1.14	Intentionally omitted

1.15	Fairness Opinions

The Purchaser Board has received the Purchaser Board Fairness Opinion.

1.16	Omitted.

1.17	Arrangements with Securityholders

Except as set forth in the Purchaser Public Disclosure Record, other than this Agreement, the Company Support Agreements and Company Significant Shareholder Support Agreements, the Purchaser does not have any material agreement, arrangement or understanding (whether written or oral) with any:

(a)	shareholder of the Company;

(b)	interested party of the Company; or

(c)	any joint actor with any such persons,

(and for this purpose, the terms “interested party” and “joint actor” shall each have the meaning ascribed to such terms in MI 61-101), in respect of the Purchaser or any of its securities, businesses or operations.

1.18	Intentionally Omitted.

SCHEDULE G

RETENTION AGREEMENTS

G-1

Schedule G

RETENTION AGREEMENTS

(a)	Stephen D. Alfers

(b)	Eric Alexander

(c)	Mindyjo Germann

(d)	Timothy Janke

(e)	Timothy Arnold

(f)	Doug Prihar

(g)	Jarod Eastman

(h)	Nick Ricci